Exhibit 99.1

Q3 2020 Quarterly Report to Shareholders Scotiabank reports third quarter results TORONTO, August 25, 2020 – “Scotiabank continues to focus on its customers while remaining operationally resilient during the COVID-19 pandemic. The Bank has strong capital and liquidity ratios and has reserved conservatively for estimated future loan losses. While our retail banking businesses in Canada and international markets were adversely impacted by the pandemic, the Bank’s performance was aided by strong results in Global Banking and Markets and Wealth Management. Focusing on our strategy and making prudent decisions that benefit all stakeholders - our shareholders, customers and employees - will result in a stronger Bank,” said Brian Porter, President and CEO of Scotiabank. Scotiabank reported third quarter net income of $1,304 million compared to $1,984 million in the same period last year. Diluted earnings per share (EPS) was $1.04, down 31% from $1.50 in the previous year. Return on equity was 8.3% compared to 11.5% in the previous year. Adjusted net income(1) was $1,308 million, down 47% and EPS was $1.04, down 45% from the previous year. Return on equity was 8.3% compared to 14.3% a year ago. The results were significantly impacted by higher loan loss provisions of $2,181 million this quarter. Canadian Banking reported adjusted earnings of $433 million. The Bank provided customer assistance to over 360,000 customers in Canada, with most of these efforts deployed through Scotiabank’s retail and Tangerine’s digital channels. This quarter, Scotiabank received the top ranking in the J.D. Power 2020 Canada Online Banking Satisfaction Study for our online banking speed, security and information, as well as content experience. International Banking’s earnings were impacted significantly this quarter as the later spread of COVID-19 reduced economic activity across our footprint in Latin America. In recognition of the Bank’s successful acquisition and integration of BBVA Chile, Scotiabank was awarded Chile’s Best Bank and Latin America’s Best Bank Transformation awards from Euromoney magazine this quarter. Global Banking and Markets delivered a strong quarter with reported earnings of $600 million, up 60% over the same period last year. Earnings growth was driven by greater client activity and improved conditions in capital markets. Global Banking and Markets remains committed to supporting clients through these challenging times by providing continued financial support. Global Wealth Management reported adjusted earnings of $332 million, an increase of 6% over the same period last year, driven by strong investment performance, improved market conditions, and increased customer trading volumes. Global Wealth continued to grow market share across the Bank’s footprint. This quarter, the segment’s diversified funds and portfolio solutions outperformed market benchmarks and industry peers. The Bank reported a strong Common Equity Tier 1 capital ratio of 11.3% and a liquidity coverage ratio of 141%, that positions it well to continue to support its customers, maintain its dividend, and grow across the footprint. Live audio Web broadcast of the Bank’s analysts’ conference call. See page 90 for details. (1) Refer to Non-GAAP Measures on page 4 for details. Scotiabank

Financial Highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Operating results ($ millions)
Net interest income	4,253	4,417	4,374	13,062	12,841
Non-interest income	3,481	3,539	3,285	10,769	10,225
Total revenue	7,734	7,956	7,659	23,831	23,066
Provision for credit losses	2,181	1,846	713	4,953	2,274
Non-interest expenses	4,018	4,363	4,209	12,799	12,426
Income tax expense	231	423	753	1,125	1,876
Net income	1,304	1,324	1,984	4,954	6,490
Net income attributable to common shareholders	1,332	1,243	1,839	4,837	6,071
Operating performance
Basic earnings per share ($)	1.10	1.03	1.51	3.99	4.96
Diluted earnings per share ($)	1.04	1.00	1.50	3.88	4.94
Return on equity (%)	8.3	7.9	11.5	10.2	13.0
Productivity ratio (%)	52.0	54.8	55.0	53.7	53.9
Core banking margin (%)(1)	2.10	2.35	2.45	2.29	2.45
Financial position information ($ millions)
Cash and deposits with financial institutions	59,041	103,904	45,262
Trading assets	123,754	121,485	131,068
Loans	613,351	625,186	589,243
Total assets	1,169,872	1,247,073	1,066,740
Deposits	767,993	797,690	722,346
Common equity	62,883	64,264	63,534
Preferred shares and other equity instruments	5,308	3,619	3,884
Assets under administration	558,391	530,907	547,862
Assets under management	293,412	277,990	297,105
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.3	10.9	11.2
Tier 1 capital ratio (%)	12.8	11.9	12.3
Total capital ratio (%)	14.9	14.0	14.8
Leverage ratio (%)	4.6	4.4	4.2
Risk-weighted assets ($ millions)	430,542	446,173	417,058
Liquidity coverage ratio (LCR) (%)	141	132	123
Credit quality
Net impaired loans ($ millions)	3,361	3,473	3,559
Allowance for credit losses ($ millions)(2)	7,403	6,079	5,273
Gross impaired loans as a % of loans and acceptances	0.81	0.78	0.86
Net impaired loans as a % of loans and acceptances	0.53	0.53	0.58
Provision for credit losses as a % of average net loans and acceptances (annualized)(3)	1.36	1.19	0.48	1.06	0.52
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(3)	0.58	0.56	0.52	0.56	0.49
Net write-offs as a % of average net loans and acceptance (annualized)	0.47	0.47	0.50	0.49	0.50
Adjusted results(1)
Adjusted net income ($ millions)	1,308	1,371	2,455	5,023	7,009
Adjusted diluted earnings per share ($)	1.04	1.04	1.88	3.91	5.32
Adjusted return on equity (%)	8.3	8.2	14.3	10.2	13.9
Adjusted productivity ratio (%)	51.4	54.0	51.7	52.9	52.7
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized)(3)	1.36	1.19	0.48	1.03	0.48
Common share information
Closing share price ($) (TSX)	55.01	55.80	70.46
Shares outstanding (millions)
Average – Basic	1,211	1,212	1,221	1,212	1,224
Average – Diluted	1,245	1,222	1,251	1,244	1,253
End of period	1,211	1,211	1,220
Dividends paid per share ($)	0.90	0.90	0.87	2.70	2.59
Dividend yield (%)(4)	6.5	5.9	4.9	5.8	4.9
Market capitalization ($ millions) (TSX)	66,641	67,594	85,993
Book value per common share ($)	51.91	53.05	52.06
Market value to book value multiple	1.1	1.1	1.4
Price to earnings multiple (trailing 4 quarters)	9.6	9.1	10.5
Other information
Employees (full-time equivalent)	95,369	97,369	101,809
Branches and offices	2,905	2,953	3,129
(1)	Refer to page 4 for a discussion of Non-GAAP measures.
(2)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(3)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2020. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2019 Annual Report. This MD&A is dated August 25, 2020.

Additional information relating to the Bank, including the Bank’s 2019 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2019 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

11	Group Financial Performance

18	Business Segment Review

31	Geographic Highlights

31	Quarterly Financial Highlights

32	Financial Position

32	Risk Management

47	Capital Management

48	Financial Instruments

49	Off-Balance Sheet Arrangements

50	Regulatory Developments

52	Accounting Policies and Controls

52	Economic Outlook

53	Share Data

Forward-looking statements From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2019 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2020    3

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this report and defined below.

Adjusted results and diluted earnings per share

The following tables present reconciliations of GAAP Reported financial results to non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

1)	Acquisition and divestiture-related amounts – Acquisition and divestiture-related amounts are defined as:

A)	Acquisition-related costs

1.

Integration costs – Includes costs that are incurred and relate to integrating the acquired operations and are recorded in the Global Wealth Management and International Banking operating segments. These costs will cease once integration is complete. The costs relate to the following acquisitions:

•	Banco Cencosud, Peru (closed Q2, 2019)

•	Banco Dominicano del Progreso, Dominican Republic (closed Q2, 2019)

•	MD Financial Management, Canada (closed Q4, 2018)

•	Jarislowsky, Fraser Limited, Canada (closed Q3, 2018)

•	Citibank consumer and small and medium enterprise operations, Colombia (closed Q3, 2018)

•	BBVA, Chile (closed Q3, 2018)

2.

Amortization of Acquisition-related intangible assets, excluding software. These costs relate to the six acquisitions above, as well as prior acquisitions and are recorded in the Canadian Banking, Global Wealth Management and International Banking operating segments.

B)

Net (gain)/loss on divestitures – The Bank announced a number of divestitures in 2019 in accordance with its strategy to reposition the Bank. The (gain)/loss on the divestitures is recorded in the Other segment, and relates to the following divestitures (refer to Note 21 for further details):

•	Operations in British Virgin Islands (closed Q3, 2020)

•	Operations in Belize (announced Q3, 2020)

•	Equity-accounted investment in Thanachart Bank, Thailand (closed Q1, 2020)

•	Colfondos AFP, Colombia (closed Q1, 2020)

•	Operations in Puerto Rico and USVI (closed Q1, 2020)

•	Insurance and banking operations in El Salvador (closed Q1, 2020)

•	Insurance and pension operations in Dominican Republic (closed Q2, 2019)

2)

Allowance for credit losses (ACL) – Additional Scenario – The Bank modified its ACL measurement methodology in Q1, 2020 by adding an additional, more severe pessimistic scenario, consistent with developing practice among major international banks in applying IFRS 9, and the Bank’s prudent approach to expected credit loss provisioning. The modification resulted in an increase in provision for credit losses of $155 million which was recorded in Canadian Banking, Global Wealth Management, International Banking and Global Banking and Markets operating segments.

3)

Derivative Valuation Adjustment – The Bank enhanced its fair value methodology primarily relating to uncollateralized OTC derivatives which resulted in a pre-tax charge of $116 million in Q1, 2020. This charge was recorded in the Global Banking and Markets and Other operating segments.

4)	Impairment charge on software asset – The Bank recorded an impairment loss in the Other operating segment of $44 million pre-tax in Q1, 2020, related to one software asset.

4    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended July 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,930	$1,906	$145	$375	$(103)	$4,253
Non-interest income	570	664	990	1,170	87	3,481
Total revenue	2,500	2,570	1,135	1,545	(16)	7,734
Provision for credit losses	752	1,278	1	149	1	2,181
Non-interest expenses	1,172	1,390	700	620	136	4,018
Income before taxes	576	(98)	434	776	(153)	1,535
Income tax expense	147	(70)	110	176	(132)	231
Net income	$429	$(28)	$324	$600	$(21)	$1,304
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	(54)	3	–	–	(51)
Net income attributable to equity holders	$429	$26	$321	$600	$(21)	$1,355
Net income attributable to common shareholders						$1,332
Diluted earnings per share (in dollars)						$1.04
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$34	$6	$–	$–	$40
Amortization of Acquisition-related intangible assets, excluding software(2)	5	12	9	–	–	26
Acquisition-related costs	5	46	15	–	–	66
Net (gain)/loss on divestitures(3)	–	–	–	–	(44)	(44)
Adjustments (Pre-tax)	5	46	15	–	(44)	22
Income tax expense/(benefit)	(1)	(14)	(4)	–	1	(18)
Adjustments (After tax)	4	32	11	–	(43)	4
Adjustment attributable to NCI	–	(5)	–	–	–	(5)
Adjustments (After tax and NCI)	$4	$27	$11	$–	$(43)	$(1)
Adjusted Results
Net interest income	$1,930	$1,906	$145	$375	$(103)	$4,253
Non-interest income	570	664	990	1,170	42	3,436
Total revenue	2,500	2,570	1,135	1,545	(61)	7,689
Provision for credit losses	752	1,278	1	149	1	2,181
Non-interest expenses	1,167	1,344	685	620	135	3,951
Income before taxes	581	(52)	449	776	(197)	1,557
Income tax expense	148	(56)	114	176	(133)	249
Net income	$433	$4	$335	$600	$(64)	$1,308
Net income attributable to NCI	–	(49)	3	–	–	(46)
Net income attributable to equity holders	$433	$53	$332	$600	$(64)	$1,354
Net income attributable to common shareholders						$1,331
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$1,331
Dilutive impact of share-based payment options and others						(36)
Adjusted net income attributable to common shareholders (diluted)						$1,295
Weighted average number of basic common shares outstanding (millions)						1,211
Dilutive impact of share-based payment options and others (millions)						34
Adjusted weighted average number of diluted common shares outstanding (millions)						1,245
Adjusted diluted earnings per share (in dollars)						$1.04
Impact of adjustments on diluted earnings per share (in dollars)						$–
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.
(3)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank Third Quarter Report 2020    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended April 30, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income	575	800	982	1,075	107	3,539
Total revenue	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,220	1,465	715	616	347	4,363
Income before taxes	636	223	410	689	(211)	1,747
Income tax expense	159	38	106	166	(46)	423
Net income	$477	$185	$304	$523	$(165)	$1,324
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	12	2	–	1	15
Net income attributable to equity holders	$477	$173	$302	$523	$(166)	$1,309
Net income attributable to common shareholders						$1,243
Diluted earnings per share (in dollars)						$1.00
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$33	$8	$–	$–	$41
Amortization of Acquisition-related intangible assets, excluding software(2)	6	12	9	–	–	27
Adjustments (Pre-tax)	6	45	17	–	–	68
Income tax expense/(benefit)	(2)	(14)	(5)	–	–	(21)
Adjustments (After tax)	4	31	12	–	–	47
Adjustment attributable to NCI	–	(7)	–	–	–	(7)
Adjustments (After tax and NCI)	$4	$24	$12	$–	$–	$40
Adjusted Results
Net interest income	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income	575	800	982	1,075	107	3,539
Total revenue	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,214	1,420	698	616	347	4,295
Income before taxes	642	268	427	689	(211)	1,815
Income tax expense	161	52	111	166	(46)	444
Net income	$481	$216	$316	$523	$(165)	$1,371
Net income attributable to NCI	–	19	2	–	1	22
Net income attributable to equity holders	$481	$197	$314	$523	$(166)	$1,349
Net income attributable to common shareholders						$1,283
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$1,283
Dilutive impact of share-based payment options and others						(17)
Adjusted net income attributable to common shareholders (diluted)						$1,266
Weighted average number of basic common shares outstanding (millions)						1,212
Dilutive impact of share-based payment options and others (millions)						10
Adjusted weighted average number of diluted common shares outstanding (millions)						1,222
Adjusted diluted earnings per share (in dollars)						$1.04
Impact of adjustments on diluted earnings per share (in dollars)						$0.04
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.

6    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended July 31, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,009	$2,125	$143	$337	$(240)	$4,374
Non-interest income	655	1,112	993	747	(222)	3,285
Total revenue	2,664	3,237	1,136	1,084	(462)	7,659
Provision for credit losses	241	476	(1)	(4)	1	713
Non-interest expenses	1,193	1,667	721	593	35	4,209
Income before taxes	1,230	1,094	416	495	(498)	2,737
Income tax expense	320	250	110	121	(48)	753
Net income	$910	$844	$306	$374	$(450)	$1,984
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	117	4	–	(1)	120
Net income attributable to equity holders	$910	$727	$302	$374	$(449)	$1,864
Net income attributable to common shareholders						$1,839
Diluted earnings per share (in dollars)						$1.50
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$39	$4	$–	$–	$43
Amortization of Acquisition-related intangible assets, excluding software(2)	5	15	10	–	–	30
Acquisition-related costs	5	54	14	–	–	73
Net loss/(gain) on divestitures(3)	–	–	–	–	320	320
Adjustments (Pre-tax)	5	54	14	–	320	393
Income tax expense/(benefit)	(1)	(15)	(4)	–	98	78
Adjustments (After tax)	4	39	10	–	418	471
Adjustment attributable to NCI	–	(5)	–	–	–	(5)
Adjustments (After tax and NCI)	$4	$34	$10	$–	$418	$466
Adjusted Results
Net interest income	$2,009	$2,125	$143	$337	$(240)	$4,374
Non-interest income	655	1,112	993	747	84	3,591
Total revenue	2,664	3,237	1,136	1,084	(156)	7,965
Provision for credit losses	241	476	(1)	(4)	1	713
Non-interest expenses	1,188	1,613	707	593	21	4,122
Income before taxes	1,235	1,148	430	495	(178)	3,130
Income tax expense	321	265	114	121	(146)	675
Net income	$914	$883	$316	$374	$(32)	$2,455
Net income attributable to NCI	–	122	4	–	(1)	125
Net income attributable to equity holders	$914	$761	$312	$374	$(31)	$2,330
Net income attributable to common shareholders						$2,305
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$2,305
Dilutive impact of share-based payment options and others						44
Adjusted net income attributable to common shareholders (diluted)						$2,349
Weighted average number of basic common shares outstanding (millions)						1,221
Dilutive impact of share-based payment options and others (millions)						30
Adjusted weighted average number of diluted common shares outstanding (millions)						1,251
Adjusted diluted earnings per share (in dollars)						$1.88
Impact of adjustments on diluted earnings per share (in dollars)						$0.38
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.
(3)	Loss/(gain) on divestitures are recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank Third Quarter Report 2020    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the nine months ended July 31, 2020(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$5,884	$5,818	$431	$1,085	$(156)	$13,062
Non-interest income	1,849	2,444	2,988	3,087	401	10,769
Total revenue	7,733	8,262	3,419	4,172	245	23,831
Provision for credit losses	1,743	2,877	4	328	1	4,953
Non-interest expenses	3,625	4,519	2,152	1,890	613	12,799
Income before taxes	2,365	866	1,263	1,954	(369)	6,079
Income tax expense	607	127	326	459	(394)	1,125
Net income	$1,758	$739	$937	$1,495	$25	$4,954
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	22	8	–	(27)	3
Net income attributable to equity holders	$1,758	$717	$929	$1,495	$52	$4,951
Net income attributable to common shareholders						$4,837
Diluted earnings per share (in dollars)						$3.88
Adjustments
Acquisition-related amounts
Integration costs(2)	$–	$138	$19	$–	$–	$157
Amortization of Acquisition-related intangible assets, excluding software(2)	16	36	28	–	–	80
Acquisition-related costs	16	174	47	–	–	237
Allowance for credit losses – Additional scenario(3)	71	77	1	6	–	155
Derivatives valuation adjustment(4)	–	–	–	102	14	116
Net (gain)/loss on divestitures(5)	–	–	–	–	(306)	(306)
Impairment charge on software asset(2)	–	–	–	–	44	44
Adjustments (Pre-tax)	87	251	48	108	(248)	246
Income tax expense/(benefit)	(23)	(71)	(13)	(29)	(41)	(177)
Adjustments (After tax)	64	180	35	79	(289)	69
Adjustment attributable to NCI	–	(32)	–	–	(28)	(60)
Adjustments (After tax and NCI)	$64	$148	$35	$79	$(317)	$9
Adjusted Results
Net interest income	$5,884	$5,818	$431	$1,085	$(156)	$13,062
Non-interest income	1,849	2,444	2,988	3,189	102	10,572
Total revenue	7,733	8,262	3,419	4,274	(54)	23,634
Provision for credit losses	1,672	2,800	3	322	1	4,798
Non-interest expenses	3,609	4,345	2,105	1,890	562	12,511
Income before taxes	2,452	1,117	1,311	2,062	(617)	6,325
Income tax expense	630	198	339	488	(353)	1,302
Net income	$1,822	$919	$972	$1,574	$(264)	$5,023
Net income attributable to NCI	–	54	8	–	1	63
Net income attributable to equity holders	$1,822	$865	$964	$1,574	$(265)	$4,960
Net income attributable to common shareholders						$4,846
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$4,846
Dilutive impact of share-based payment options and others						18
Adjusted net income attributable to common shareholders (diluted)						$4,864
Weighted average number of basic common shares outstanding (millions)						1,212
Dilutive impact of share-based payment options and others (millions)						32
Adjusted weighted average number of diluted common shares outstanding (millions)						1,244
Adjusted diluted earnings per share (in dollars)						$3.91
Impact of adjustments on diluted earnings per share (in dollars)						$0.03
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in non-interest expenses.
(3)	Recorded in provision for credit losses.
(4)	Recorded in non-interest income.
(5)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

8    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the nine months ended July 31, 2019(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$5,821	$6,260	$422	$1,059	$(721)	$12,841
Non-interest income	1,960	3,273	2,930	2,251	(189)	10,225
Total revenue	7,781	9,533	3,352	3,310	(910)	23,066
Provision for credit losses	725	1,574	–	(26)	1	2,274
Non-interest expenses	3,552	4,908	2,161	1,832	(27)	12,426
Income before taxes	3,504	3,051	1,191	1,504	(884)	8,366
Income tax expense	914	678	310	375	(401)	1,876
Net income	$2,590	$2,373	$881	$1,129	$(483)	$6,490
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	287	14	–	–	301
Net income attributable to equity holders	$2,590	$2,086	$867	$1,129	$(483)	$6,189
Net income attributable to common shareholders						$6,071
Diluted earnings per share (in dollars)						$4.94
Adjustments
Acquisition-related amounts
Day 1 provision for credit losses on acquired performing financial instruments(2)	$–	$151	$–	$–	$–	$151
Integration costs(3)	–	82	17	–	–	99
Amortization of Acquisition-related intangible assets, excluding software(3)	16	42	30	–	–	88
Acquisition-related costs	16	275	47	–	–	338
Net (gain)/loss on divestitures(4)	–	–	–	–	147	147
Adjustments (Pre-tax)	16	275	47	–	147	485
Income tax expense/(benefit)	(4)	(79)	(13)	–	130	34
Adjustments (After tax)	12	196	34	–	277	519
Adjustment attributable to NCI	–	(54)	–	–	(1)	(55)
Adjustments (After tax and NCI)	$12	$142	$34	$–	$276	$464
Adjusted Results
Net interest income	$5,821	$6,260	$422	$1,059	$(721)	$12,841
Non-interest income	1,960	3,273	2,930	2,251	(56)	10,358
Total revenue	7,781	9,533	3,352	3,310	(777)	23,199
Provision for credit losses	725	1,423	–	(26)	1	2,123
Non-interest expenses	3,536	4,784	2,114	1,832	(41)	12,225
Income before taxes	3,520	3,326	1,238	1,504	(737)	8,851
Income tax expense	918	757	323	375	(531)	1,842
Net income	$2,602	$2,569	$915	$1,129	$(206)	$7,009
Net income attributable to NCI	–	341	14	–	1	356
Net income attributable to equity holders	$2,602	$2,228	$901	$1,129	$(207)	$6,653
Net income attributable to common shareholders						$6,535
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders						$6,535
Dilutive impact of share-based payment options and others						131
Adjusted net income attributable to common shareholders (diluted)						$6,666
Weighted average number of basic common shares outstanding (millions)						1,224
Dilutive impact of share-based payment options and others (millions)						29
Adjusted weighted average number of diluted common shares outstanding (millions)						1,253
Adjusted diluted earnings per share (in dollars)						$5.32
Impact of adjustments on diluted earnings per share (in dollars)						$0.38
(1)	Refer to Business Segment Review on page 18.
(2)	Recorded in provision for credit losses.
(3)	Recorded in non-interest expenses.
(4)	(Gain)/loss on divestitures is recorded in non-interest income; costs related to divestitures are recorded in non-interest expenses.

Scotiabank Third Quarter Report 2020    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported results and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis, refer to page 22. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods.

	For the three months ended						For the nine months ended
($ millions)	April 30, 2020			July 31, 2019			July 31, 2019
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$1,907	$31	$1,876	$2,125	$133	$1,992	$6,260	$357	$5,903
Non-interest income	800	2	798	1,112	41	1,071	3,273	116	3,157
Total revenue	2,707	33	2,674	3,237	174	3,063	9,533	473	9,060
Provision for credit losses	1,019	10	1,009	476	33	443	1,574	102	1,472
Non-interest expenses	1,465	23	1,442	1,667	105	1,562	4,908	278	4,630
Income tax expense	38	(4)	42	250	10	240	678	14	664
Net income	$185	$4	$181	$844	$26	$818	$2,373	$79	$2,294
Net income attributable to non-controlling interest in subsidiaries	$12	$–	$12	$117	$9	$108	$287	$29	$258
Net income attributable to equity holders of the Bank	$173	$4	$169	$727	$17	$710	$2,086	$50	$2,036
Other measures
Average assets ($ billions)	$205	$1	$204	$203	$9	$194	$200	$10	$190
Average liabilities ($ billions)	$154	$1	$153	$154	$9	$145	$152	$9	$143

The above table is computed on a basis that is different than the table “Impact of foreign currency translation” in Group Financial Performance on page 14.

Core banking assets

Core banking assets are average interest earning assets excluding bankers’ acceptances and trading assets.

Core banking margin

This ratio represents net interest income divided by core banking assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

In the first quarter of 2020, in line with OSFI’s increased Domestic Stability Buffer announced requirements, the Bank increased the capital attributed to its business lines to approximate 10.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each business segment. Previously, capital was attributed based on a methodology that approximated 10.0% of Basel III common equity capital requirements.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

10    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19, a global pandemic. Governments around the world imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines and cancellations of gatherings and events. These measures have negatively affected economic activity in countries and jurisdictions in which the Bank operates, as well as causing increased volatility and uncertainty in financial markets. COVID-19 has materially impacted and continues to materially impact the markets in which the Bank operates. The Bank has demonstrated financial strength and operational resilience despite these events, while protecting the health and safety of employees, and supporting customers.

Fiscal and monetary stimulus

Governments have implemented a number of monetary and fiscal stimulus measures to deal with the unprecedented situation.

Central banks in Canada and across the Bank’s footprint have enacted monetary policy measures to support economic activity, including lowering interest rates and funding measures.

Interest Rate Reductions	Canada	U.S.	Mexico	Peru	Chile	Colombia
March 1, 2020 – April 30, 2020	150bps	150bps	100bps	200bps	125bps	100bps
May 1, 2020 – July 31, 2020	–	–	100bps	–	–	100bps
Total	150bps	150bps	200bps	200bps	125bps	200bps

As part of Canada’s response to COVID-19, the Government of Canada launched various programs, starting in March 2020, to provide additional funding to financial institutions in order to support lending to the real economy and promote stability of financial markets, including the following:

Program	Program Description
Term Repo	Bank of Canada acquires assets temporarily through repurchase style transactions. Eligible collateral includes NHA MBS, covered bonds and other marketable securities.

Bankers’ Acceptance Purchase Facility	Bank of Canada conducts secondary market asset purchases of Acceptances with a maturity of up to approximately 3 months and subject to a minimum short-term credit rating.

Insured Mortgage Purchase Program	Canada Mortgage and Housing Corporation purchases NHA MBS.

Standing Term Liquidity Facility	Bank of Canada provides secured funding to eligible financial institutions for up to 90 days. The facility is secured by a broad set of collateral including loans and marketable securities.

Secondary market asset purchases	Bank of Canada purchases targeted securities either by way of tender or transactions in the open market.

Outside of Canada, governments in countries in which the Bank operates also announced programs, starting in March, 2020, to support lending and liquidity in financial markets. Central Banks across the Pacific Alliance region have developed programs to ensure enough liquidity including increasing both secured and unsecured funding and increasing the range of eligible collateral to secure funding.

Capital and Liquidity measures

OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced, including lowering the domestic stability buffer by 125 basis points from 2.25% to 1.0% in March, 2020. For details on capital management measures, refer to the capital management section on page 47.

The Bank has maintained strong capital and liquidity positions with a Common Equity Tier 1 (CET1) ratio of 11.3% as at July 31, 2020 (April 30, 2020 – 10.9%) and average Liquidity Coverage Ratio (LCR) of 141% for the quarter ended July 31, 2020 (April 30, 2020 – 132%). The Bank continues to ensure that its funding sources are well diversified and bolstered its liquidity position during the second and, to a lesser extent, third quarters through participation in above listed funding measures for financial institutions announced by governments in Canada and across the footprint.

Pandemic response measures launched by the Bank

Employees

The Bank continues to support employees by taking the precautionary measures to ensure workplaces remain as safe as possible. Approximately 70% of non-branch employees remain in remote work arrangements. A number of business critical roles have returned to the office in lower density, safety enhanced workspaces. The Bank has also provided financial support to frontline employees and offered additional medical, mental health and wellness support.

Scotiabank Third Quarter Report 2020    11

MANAGEMENT’S DISCUSSION & ANALYSIS

Customer Assistance Programs

To support customers, the Bank has announced a number of customer assistance programs across the footprint. The tables below show a brief description of the nature of these programs and outstanding balances as of the period end.

The balances as at July 31, 2020 are net of the activity during the quarter that included expiries and new deferrals.

Canada

Product	As at July 31, 2020		As at April 30, 2020		Program Detail
	# of customer accounts (000s)	Amount outstanding ($ billions)	# of customer accounts (000s)	Amount outstanding ($ billions)
Residential Mortgages	137	$39	134	$38	Up to six months deferral of total payments; Interest continues to accrue and is added to the mortgage balance at the end of the deferral period

Personal Loans	66	2.3	164	5.5

Up to three months deferral on minimum requirements for line of credit accounts, and total payments on secured and unsecured term loans including auto;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after the deferral period to a fixed term established at the time of deferral

Credit Cards	33	0.2	73	0.4

Up to three months deferral on minimum payment requirements; Interest continues to accrue during the deferral period and is added to the outstanding balance at the end of each billing period;

Reduced interest rate offered on purchase and cash advances on a temporary basis during the deferral period

Commercial & Small Business Loans	7	3.4	10	16.7	Up to three months payment deferral, covenant relief, increases in short term liquidity lines, and other amendments

The Bank is participating in the following plans as part of the Government of Canada’s COVID-19 Economic Response Plan:

Canada Emergency Wage Subsidy (CEWS)

The Bank is participating in the CEWS by facilitating enrolment in direct deposit where eligible businesses receive a subsidy from the Government of Canada of 75% of employee wages for up to 24 weeks. Businesses are able to re-hire workers previously laid off as a result of COVID-19.

Canada Emergency Business Account (CEBA)

The Bank continued to participate in the CEBA program by facilitating loans with eligible small business customers and Export Development Canada (EDC). During the quarter the program’s eligibility criteria was expanded by the Government to include business applicants with less than $20,000 in payroll. Eligible small business customers received a loan of up to $40,000.

Business Credit Availability Program (BCAP)

The Bank also participated in the BCAP to provide additional liquidity support to small business and commercial customers through the EDC and Business Development Bank of Canada (BDC).

Under the EDC plan, the EDC guarantees an 80% portion of new operating loans made to the export sector as well as domestic companies.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC purchases an 80% participation in term loans made to eligible small business and commercial customers.

Under the BCAP Mid-Market Financing Program, the BDC enters into loan syndications with the Bank and underwrites 90% of junior term loans made to eligible medium-sized businesses.

For details on the CEBA and BCAP programs, refer to the other off-balance sheet arrangements section on page 49.

12    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

International

Enacted customer assistance programs vary across the different geographies and were deployed in adherence with directives issued by the respective regulators. The tables below show a brief description of the nature of these programs and outstanding balances as of the period end.

The balances as at July 31, 2020 are net of the activity during the quarter that included expiries and new deferrals.

Product	As at July 31, 2020		As at April 30, 2020		Program Detail
	# of customer accounts (000s)	Amount outstanding ($ billions)	# of customer accounts (000s)	Amount outstanding ($ billions)
Residential Mortgages	99	$9.4	94	$9.7

Up to four months deferral of total payments;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after the deferral period to a fixed term established at time of the deferral

Personal Loans	727	5.2	1,066	6.7

Up to four months deferral on minimum payment requirements for line of credit accounts, and total payments on secured and unsecured term loans including auto;

Interest continues to accrue during the deferral period with payment of deferred interest varying from immediately after deferral period to a fixed term established at time of deferral

Credit Cards	1,504	3.5	1,499	3.4	Up to four months deferral on minimum payment requirements; Interest continues to accrue during the deferral period and is added to the outstanding balance at the end of each billing period

Commercial & Small Business Loans	2	12.3	2	11.1	Up to six months payment deferral, covenant relief, increases in short term liquidity lines, and other amendments

Impact on financial results

The outbreak of COVID-19 and the economic uncertainty has impacted the Bank’s current and prior quarter’s financial results. Revenue was adversely impacted by the lower interest rate environment as well as the challenging macroeconomic and market conditions. The Bank’s provision for credit losses remains elevated due to COVID-19 related events. The allowance for credit losses increased from $5.1 billion as at January 31, 2020 to $7.4 billion as at July 31, 2020. The Bank also incurred expenses of $142 million year-to-date related to incremental costs associated with the financial support for frontline employees and branch operations, additional benefits and allowances for our employees, technology investments to enable our Business Continuity Plans as well as equipment and services to safeguard the wellbeing of our employees.

Outlook Update

The Bank’s 2020 outlook provided in our 2019 Annual Report and subsequent disclosures is not expected to be achieved, consistent with our update in the prior quarter. The Bank continues to make appropriate adjustments to its businesses and operations in response to ongoing developments in the business, economic, regulatory and legal environments in which it operates.

Scotiabank Third Quarter Report 2020    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Performance Summary

The Bank’s reported net income this quarter was $1,304 million, compared to $1,984 million in the same period last year, and $1,324 million last quarter. Diluted earnings per share were $1.04 compared to $1.50 in the same period last year and $1.00 last quarter. Return on equity was 8.3% compared to 11.5% last year and 7.9% last quarter. The decrease in income, compared to prior year, was due mainly to the higher provision for credit losses resulting from COVID-19 related events and the impact of divested operations, partially offset by the impact of the net loss recorded on the announcement of the divestiture of Puerto Rico in the prior year. Prior quarter’s earnings also included provisions for the metals investigations (refer to page 51).

Adjusted net income was $1,308 million compared to $2,455 million last year, down 47%. Adjusted diluted earnings per share were $1.04, compared to $1.88 last year. Adjusted return on equity was 8.3% compared to 14.3% a year ago. The decrease in income was due mainly to higher provision for credit losses due to COVID-19 related events and the impact of divested operations.

Adjusted net income was $1,308 million this quarter compared to $1,371 million last quarter. Adjusted diluted earnings per share were $1.04, same as last quarter, and Adjusted return on equity was 8.3% compared to 8.2% last quarter. Prior quarter’s earnings also included provisions for the metals investigations.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the table “Constant dollar” in Non-GAAP Measures on page 10.

	Average exchange rate			% Change
For the three months ended	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020 vs. April 30, 2020	July 31, 2020 vs. July 31, 2019
U.S dollar/Canadian dollar	0.731	0.727	0.753	0.5%	(2.9)%
Mexican Peso/Canadian dollar	16.622	15.832	14.421	5.0%	15.3%
Peruvian Sol/Canadian dollar	2.538	2.493	2.497	1.8%	1.6%
Colombian Peso/Canadian dollar	2,733	2,734	2,454	(0.0)%	11.4%
Chilean Peso/Canadian dollar	584.980	604.011	519.551	(3.2)%	12.6%

	Average exchange rate		% Change
For the nine months ended	July 31, 2020	July 31, 2019	July 31, 2020 vs. July 31, 2019
U.S dollar/Canadian dollar	0.740	0.752	(1.6)%
Mexican Peso/Canadian dollar	15.645	14.558	7.5%
Peruvian Sol/Canadian dollar	2.525	2.502	0.9%
Colombian Peso/Canadian dollar	2,674	2,402	11.3%
Chilean Peso/Canadian dollar	591.740	509.583	16.1%

	For the three months ended		For the nine months ended
Impact on net income(1) ($ millions except EPS)	July 31, 2020 vs. July 31, 2019	July 31, 2020 vs. April 30, 2020	July 31, 2020 vs. July 31, 2019
Net interest income	$(128)	$(29)	$(343)
Non-interest income(2)	(38)	22	(165)
Total revenue	(166)	(7)	(508)
Non-interest expenses	102	24	286
Other items (net of tax)	92	10	196
Net income	$28	$27	$(26)
Earnings per share (diluted)	$0.02	$0.02	$(0.02)
Impact by business line ($ millions)
Canadian Banking	$1	$–	$1
Global Wealth Management	(2)	(1)	(12)
International Banking(2)	34	26	(4)
Global Banking and Markets	8	(1)	12
Other(2)	(13)	3	(23)
Net income	$28	$27	$(26)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

14    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of divested operations

The table below reflects the income earned in each period from divested operations prior to the closing. Refer to Note 21 in the accompanying financial statements for the list of divested operations that have closed:

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net interest income	$1	$6	$106	$76	$331
Non-interest income	2	1	191	72	624
Total revenue	3	7	297	148	955
Provision for credit losses	1	4	(2)	8	–
Non-interest expenses	1	3	106	65	307
Income tax expense	–	–	44	15	155
Net income	$1	$–	$149	$60	$493
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$1	$–	$6
Net income attributable to equity holders of the Bank – relating to divested operations	$1	$–	$148	$60	$487

	For the three months ended		For the nine months ended
Impact on net income ($ millions except EPS)	July 31, 2020 vs. April 30, 2020	July 31, 2020 vs. July 31, 2019	July 31, 2020 vs. July 31, 2019
Net interest income	$(5)	$(105)	$(255)
Non-interest income	1	(189)	(552)
Total revenue	(4)	(294)	(807)
Provision for credit losses	3	(3)	(8)
Non-interest expenses	2	105	242
Income tax expense	–	44	140
Net income	$1	$(148)	$(433)
Net income attributable to equity holders of the Bank	$1	$(147)	$(427)
Earnings per share (diluted)	$–	$(0.12)	$(0.34)

Financial performance commentary

Net income

Q3 2020 vs Q3 2019

Net income was $1,304 million compared to $1,984 million. The decrease was due mainly to the higher provision for credit losses and the impact of divested operations, partially offset by the impact of the net loss recorded on the announcement of the divestiture of Puerto Rico in the prior year.

Adjusted net income was $1,308 million compared to $2,455 million, down 47%, due mainly to higher provision for credit losses on performing loans and lower revenues, partially offset by lower non-interest expenses and income taxes.

Q3 2020 vs Q2 2020

Net income was $1,304 million compared to $1,324 million. Adjusted net income was $1,308 million compared to $1,371 million, down 5%, due mainly to higher provision for credit losses on performing loans and lower revenues, partially offset by lower non-interest expenses and income taxes. Prior quarter’s earnings also included provisions for the metals investigations.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income was $4,954 million compared to $6,490 million. The decrease was due mainly to the higher provision for credit losses and the impact of divested operations.

Adjusted net income was $5,023 million compared to $7,009 million, down 28%, due mainly to higher provision for credit losses on performing loans, higher non-interest expenses and impact of divestitures, partially offset by higher revenues.

Total revenue

Q3 2020 vs Q3 2019

Revenues were $7,734 million compared to $7,659 million. Adjusted revenues were $7,689 million compared to $7,965 million, down 3%, due to lower net interest income and non-interest income driven by the impact of divestitures.

Q3 2020 vs Q2 2020

Revenues were $7,734 million compared to $7,956 million. Adjusted revenues were $7,689 million compared to $7,956 million, down 3%, due to lower net interest income and non-interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Revenues were $23,831 million compared to $23,066 million. Adjusted revenues were $23,634 million compared to $23,199 million, up 2%. The impact of divestitures was 4%. The residual increase of 6% was due to higher net interest income and non-interest income.

Scotiabank Third Quarter Report 2020    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Q3 2020 vs Q3 2019

Net interest income was $4,253 million, a decrease of $121 million or 3% driven by the impact of divestitures. Higher contribution from asset/liability management activities and growth in assets were offset by the negative impact of foreign currency translation.

The core banking margin was down 35 basis points to 2.10%. The margin was negatively impacted by higher liquidity levels which resulted in an increased mix of lower margin treasury assets, and lower margins across all business lines due to the declining interest rate environment and changes in business mix.

Q3 2020 vs Q2 2020

Net interest income was $4,253 million, a decrease of $164 million or 4%, driven by lower contribution from asset/liability management activities and the negative impact of foreign currency translation.

The core banking margin was down 25 basis points to 2.10%, driven by higher liquidity levels which resulted in an increased mix of lower margin treasury assets, as well as margin compression across all business lines. Business line margins were negatively impacted by higher growth in lower margin business banking lending, and the impact of the declining interest rate environment.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net interest income was $13,062 million, an increase of $221 million or 2%. The impact of divestitures decreased net interest income by approximately 2%. The residual growth of 4% is driven primarily by higher contribution from asset/liability management activities and growth in assets, partly offset by the negative impact of foreign currency translation.

The core banking margin was down 16 basis points to 2.29%. The margin was negatively impacted by higher liquidity levels which resulted in an increased mix of lower margin treasury assets, the impact of the declining interest rate environment, and a shift in mix towards lower margin business banking lending.

Non-interest income

Q3 2020 vs Q3 2019

Non-interest income was $3,481 million, up $196 million or 6%. Adjusted non-interest income was $3,436 million, a decrease of $155 million or 4%. The impact of divestitures decreased non-interest income by approximately 5%. The residual 1% increase year over year was driven by higher trading revenues and underwriting and advisory fees, partly offset by lower banking, insurance, and other fees and commission revenues, as well as lower investment gains.

Q3 2020 vs Q2 2020

Non-interest income declined $58 million or 2%. Adjusted non-interest income was down by $103 million or 3%. Higher trading revenue, wealth management fees, and underwriting and advisory fees were more than offset by lower banking fees, income from associated corporations, and lower investment gains.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest income was $10,769 million, up $544 million or 5%. Adjusted non-interest income was up $214 million or 2%. The impact of divestitures decreased non-interest income by approximately 6%. The residual growth of 8% is primarily driven by higher trading revenue, wealth management fees, underwriting and advisory fees, and investment gains. These were partly offset by lower banking fees, insurance revenues, and the negative impact of foreign exchange translation.

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $2,181 million, compared to $713 million, an increase of $1,468 million or 206%. The provision for credit losses ratio increased 88 basis points to 136 basis points.

Provision on impaired loans was $928 million, compared to $776 million, an increase of $152 million or 20%, due primarily to higher provisions in commercial and corporate portfolios. The provision for credit losses ratio on impaired loans increased six basis points to 58 basis points.

Provision on performing financial instruments was $1,253 million, compared to a net reversal of $63 million, an increase of $1,316 million of which $1,000 million related to retail, mainly in International Banking. Commercial and corporate loan provisions increased $316 million across all business lines. The substantial increase year over year is due primarily to the COVID-19 pandemic impact on performing portfolios driven by the unfavourable macroeconomic outlook and its estimated future impact on credit migration.

Q3 2020 vs Q2 2020

The provision for credit losses was $2,181 million, compared to $1,846 million, an increase of $335 million. The provision for credit losses ratio increased 17 basis points to 136 basis points.

Provision on impaired loans was $928 million, an increase of $58 million or 7%, due primarily to higher provisions in commercial and corporate portfolios. Higher retail provisions in International were partially offset by lower provisions in Canada. The provision for credit losses ratio on impaired loans was 58 basis points, an increase of two basis points.

Provision on performing financial instruments was $1,253 million, compared to $976 million, an increase of $277 million, of which $238 million is related to retail, mainly in International Banking. Commercial and corporate performing loan provisions increased $39 million, primarily in Canadian Banking. The increase quarter over quarter is due primarily to the COVID-19 impact on estimated future credit migration.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $4,953 million, compared to $2,274 million, an increase of $2,679 million or 118%. Adjusted provision for credit losses was $4,798 million, compared to $2,123 million, an increase of $2,675 million or 126%. The provision for credit losses ratio increased 54 basis points to 106 basis points and increased 55 basis points to 103 basis points on an adjusted basis.

16    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The provision for credit losses on impaired loans was $2,633 million, an increase of $478 million. Adjusted provision for credit losses on impaired loans was $2,600 million, an increase of $445 million or 21% due primarily to higher commercial and corporate provisions. Retail provisions were higher in International Banking. The provision for credit losses ratio on impaired loans was 56 basis points, an increase of seven basis points. Adjusted provision for credit losses ratio on impaired loans increased by seven basis points to 56 basis points.

Provision on performing loans was $2,320 million, compared to $119 million. Adjusted provision for performing loans was $2,198 million, compared to a net reversal of $32 million, an increase of $2,230 million, of which $1,660 million related to retail, mainly in International Banking. Commercial and corporate performing loan provisions increased by $570 million, across all business lines. The substantial increase was due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Non-interest expenses

Q3 2020 vs Q3 2019

Non-interest expenses were $4,018 million, down $191 million or 5%. Adjusted non-interest expenses of $3,951 million declined by 4% of which 2% related to the impact of divestitures. Lower advertising and business development expenses and the positive impact of foreign currency translation was partly offset by the impact of COVID-19 related costs.

The productivity ratio was 52.0% compared to 55.0%. On an adjusted basis, the productivity ratio was 51.4%, compared to 51.7%.

Q3 2020 vs Q2 2020

Non-interest expenses were down $345 million or 8%. Adjusted non-interest expenses were also down by 8%, due partly to the provisions for metals investigations in the prior quarter. The remaining decrease was due to lower personnel costs, professional fees, advertising and business development expenses, and the positive impact of foreign currency translation.

The productivity ratio was 52.0% compared to 54.8%. On an adjusted basis, the productivity ratio was 51.4%, compared to 54.0%.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest expenses were $12,799 million, an increase of $373 million or 3%. Adjusted non-interest expenses were $12,511 million, an increase of 2%. Provisions for the metals investigations, higher salaries and benefits related to regulatory and technology initiatives, impact of COVID-19 related costs and other business growth related expenses were offset by lower advertising and business development expenses, professional fees, the positive impact of foreign currency translation and divestitures.

The productivity ratio was 53.7% compared to 53.9%. On an adjusted basis, the productivity ratio was 52.9%, compared to 52.7%. Operating leverage was positive 0.3% on a reported basis and negative 0.5% on an adjusted basis.

Taxes

Q3 2020 vs Q3 2019

The effective tax rate was 15.1% compared to 27.5%, due primarily to significantly higher provision for credit losses recorded in entities that operate in higher tax rate jurisdictions, higher tax-exempt dividend income in the current quarter, and higher taxes related to the divestiture of operations in Puerto Rico in the prior year.

Q3 2020 vs Q2 2020

The effective tax rate was 15.1% compared to 24.2%, due primarily to significantly higher provision for credit losses recorded in entities that operate in higher tax rate jurisdictions and lower non-deductible expenses in the current quarter.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The effective tax rate was 18.5% compared to 22.4%, due primarily to lower taxes related to the net gain on divestitures in the current year, partially offset by higher non-deductible expenses.

Scotiabank Third Quarter Report 2020    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Reorganization of Business Segments

Effective November 1, 2019, the Bank established Global Wealth Management as a separate business segment. Wealth Management results previously reported in the Canadian Banking and International Banking business segments are now being reported in the new business segment. Prior period comparative information for Canadian Banking and International Banking has been restated to reflect this change.

The Bank will now publish financial information across five business segments including:

•	Canadian Banking (excluding Canadian Wealth Management)

•	International Banking (excluding International Wealth Management)

•	Global Wealth Management (including Canadian Wealth Management and International Wealth Management)

•	Global Banking and Markets; and

•	Other

Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•

The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019(2)	July 31 2020	July 31 2019(2)
Reported Results
Net interest income	$1,930	$1,951	$2,009	$5,884	$5,821
Non-interest income(3)	570	575	655	1,849	1,960
Total revenue	2,500	2,526	2,664	7,733	7,781
Provision for credit losses	752	670	241	1,743	725
Non-interest expenses	1,172	1,220	1,193	3,625	3,552
Income tax expense	147	159	320	607	914
Net income	$429	$477	$910	$1,758	$2,590
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$429	$477	$910	$1,758	$2,590
Other financial data and measures
Return on equity	10.1%	11.4%	24.1%	14.0%	23.2%
Net interest margin(4)	2.26%	2.33%	2.44%	2.32%	2.41%
Provision for credit losses – performing (Stage 1 and 2)	$435	$357	$(16)	$851	$6
Provision for credit losses – impaired (Stage 3)	$317	$313	$257	$892	$719
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.85%	0.77%	0.28%	0.66%	0.29%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.36%	0.36%	0.30%	0.34%	0.29%
Net write-offs as a percentage of average net loans and acceptances
(annualized)	0.30%	0.31%	0.30%	0.30%	0.29%
Average assets ($ billions)	$359	$359	$342	$357	$337
Average liabilities ($ billions)	$283	$265	$257	$271	$253
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for July 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2020 – $9 (April 30, 2020 – $12; July 31, 2019 – $16) and for the nine months ended July 31, 2020 – $41 (July 31, 2019 – $47).

(4)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Adjusted Results(1)
Net interest income	$1,930	$1,951	$2,009	$5,884	$5,821
Non-interest income	570	575	655	1,849	1,960
Total revenue	2,500	2,526	2,664	7,733	7,781
Provision for credit losses	752	670	241	1,672	725
Non-interest expenses	1,167	1,214	1,188	3,609	3,536
Income tax expense	148	161	321	630	918
Net income	$433	$481	$914	$1,822	$2,602
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$433	$481	$914	$1,822	$2,602
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

18    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $429 million, compared to $910 million. Adjusted net income was $433 million, a decline of $481 million or 53%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and lower net interest income primarily driven by lower margins, partly offset by lower non-interest expenses.

Q3 2020 vs Q2 2020

Net income attributable to equity holders declined $48 million or 10%. The decline was due primarily to higher provision for credit losses on performing loans, lower net interest income, and lower non-interest income, partly offset by lower non-interest expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $1,758 million, a decline of $832 million or 32%. Adjusted net income was $1,822 million, a decline of $780 million or 30%. The decline was due primarily to higher provision for credit losses on performing loans, lower non-interest income, and higher non-interest expenses partly offset by higher net interest income.

Average assets

Q3 2020 vs Q3 2019

Average assets grew $17 billion or 5% to $359 billion. The growth included $13 billion or 6% in residential mortgages and $5 billion or 10% in business loans and acceptances, offset partially by a 13% reduction in credit card receivables.

Q3 2020 vs Q2 2020

Average assets of $359 billion were flat to prior quarter. The growth in mortgages of $3 billion or 1%, was offset by a decline in personal loans and credit cards receivables.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average assets were $357 billion, an increase of $20 billion or 6%. The growth included $12 billion or 6% in residential mortgages, $6 billion or 12% in business loans and acceptances, and $1 billion or 2% in personal loans. This was partially offset by a decline in credit card receivables.

Average liabilities

Q3 2020 vs Q3 2019

Average liabilities were $283 billion, an increase of $26 billion or 10%, including growth of $16 billion or 9% in personal deposits and $9 billion or 11% in non-personal deposits.

Q3 2020 vs Q2 2020

Average liabilities were $283 billion, an increase of $18 billion or 7%, including growth of $11 billion or 7% in personal deposits and $6 billion or 8% in non-personal deposits.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average liabilities were $271 billion, an increase of $18 billion or 7%, including growth of $9 billion or 6% in personal deposits and $6 billion or 8% in non-personal deposits.

Total revenue

Q3 2020 vs Q3 2019

Revenues of $2,500 million declined by $164 million or 6%. The decrease was due primarily to a reduction in non-interest income and lower net interest income driven by margin compression.

Q3 2020 vs Q2 2020

Revenues declined $26 million or 1%. The decrease was due primarily to lower net interest income driven by margin compression and a decrease in non-interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Revenues were $7,733 million, down $48 million or 1%. The decrease was due primarily to lower non-interest income partially offset by higher net interest income driven by volume growth.

Net interest income

Q3 2020 vs Q3 2019

Net interest income of $1,930 million declined $79 million or 4%, due primarily to margin compression partly offset by strong asset and deposit volume growth. The margin declined 18 basis points to 2.26%, primarily driven by the rate environment, including interest rate decreases by the Bank of Canada, and changes to business mix.

Scotiabank Third Quarter Report 2020    19

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2020 vs Q2 2020

Net interest income decreased $21 million or 1%, due primarily to lower margins. The margin declined seven basis points to 2.26%, primarily driven by the rate environment, including the full quarter impact of the interest rate decreases by the Bank of Canada, and changes to business mix.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net interest income of $5,884 million increased $63 million or 1%, due primarily to strong asset and deposit volume growth. This was partially offset by a margin decline of nine basis points to 2.32%, primarily driven by the rate environment, including interest rate decreases by the Bank of Canada, and changes to business mix.

Non-interest income

Q3 2020 vs Q3 2019

Non-interest income of $570 million declined $85 million or 13%. The decline was due primarily to lower insurance, banking and credit card fees.

Q3 2020 vs Q2 2020

Non-interest income declined $5 million or 1% due primarily to lower banking and foreign exchange fees, partly offset by higher mutual fund revenue.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest income of $1,849 million declined $111 million or 6%. The decline was due primarily to lower insurance revenue, credit card revenue and foreign exchange fees.

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $752 million, compared to $241 million, up $511 million or 212%. The provision for credit losses ratio increased 57 basis points to 85 basis points.

Provision on impaired loans increased $60 million to $317 million due primarily to higher commercial banking provisions. The provision for credit losses ratio on impaired loans was 36 basis points, an increase of six basis points.

Provision on performing loans was $435 million, compared to a net reversal of $16 million, an increase of $451 million. Retail provisions increased by $319 million, while commercial increased by $132 million, due primarily to the estimated impact of the COVID-19 pandemic on future credit migration.

Q3 2020 vs Q2 2020

The provision for credit losses was $752 million, compared to $670 million, up $82 million or 12%. The provision for credit losses ratio increased eight basis points to 85 basis points.

Provision on impaired loans increased $4 million to $317 million as higher commercial banking provisions mainly related to two accounts were partially offset by lower retail provisions. The provision for credit losses ratio on impaired loans remained at 36 basis points.

Provision on performing loans was $435 million, compared to $357 million, an increase of $78 million. Retail provisions increased by $23 million while commercial provisions increased by $55 million. The increase was due primarily to the estimated impact of the COVID-19 pandemic on future credit migration.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $1,743 million, compared to $725 million, an increase of $1,018 million. Adjusted provision for credit losses increased by $947 million. The provision for credit losses ratio was 66 basis points, an increase of 37 basis points. Adjusted provision for credit losses ratio increased by 34 basis points to 63 basis points.

Provision on impaired loans was $892 million, up $173 million. Adjusted provision on impaired loans was up $169 million due primarily to higher commercial and unsecured retail provisions. The provision for credit losses ratio on impaired loans was 34 basis points, an increase of five basis points.

Provision on performing loans was $851 million, an increase of $845 million. Adjusted provision on performing loans was up $778 million, mostly related to the unsecured retail portfolio. This is due primarily to the unfavourable macroeconomic outlook in Canada driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Non-interest expenses

Q3 2020 vs Q3 2019

Non-interest expenses were $1,172 million, down $21 million or 2%, driven mainly by lower advertising and business travel costs, and the impact of cost control initiatives.

Q3 2020 vs Q2 2020

Non-interest expenses were down $48 million or 4% due largely to lower technology, personnel, communications and marketing-related expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest expenses were $3,625 million, up $73 million or 2%, largely driven by higher personnel and technology costs to support business development, partially offset by lower marketing-related costs.

20    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate was 25.5% compared to 26.0% in the prior year and 25.0% in the prior quarter.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The effective tax rate of 25.7% decreased from 26.1% in the prior year.

International Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019(2)	July 31 2020	July 31 2019(2)
Reported Results
Net interest income	$1,906	$1,907	$2,125	$5,818	$6,260
Non-interest income(3)(4)	664	800	1,112	2,444	3,273
Total revenue	2,570	2,707	3,237	8,262	9,533
Provision for credit losses	1,278	1,019	476	2,877	1,574
Non-interest expenses	1,390	1,465	1,667	4,519	4,908
Income tax expense/(benefit)	(70)	38	250	127	678
Net income (loss)	$(28)	$185	$844	$739	$2,373
Net income (loss) attributable to non-controlling interest in subsidiaries	$(54)	$12	$117	$22	$287
Net income attributable to equity holders of the Bank	$26	$173	$727	$717	$2,086
Other financial data and measures
Return on equity	0.4%	3.5%	13.5%	4.8%	13.2%
Net interest margin(5)	3.99%	4.28%	4.51%	4.26%	4.56%
Provision for credit losses – performing (Stage 1 and 2)(6)	$705	$488	$(45)	$1,237	$129
Provision for credit losses – impaired (Stage 3)	$573	$531	$521	$1,640	$1,445
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	3.33%	2.78%	1.25%	2.57%	1.42%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	1.49%	1.45%	1.37%	1.46%	1.30%
Net write-offs as a percentage of average net loans and acceptances
(annualized)	1.17%	1.24%	1.27%	1.29%	1.29%
Average assets ($ billions)	$216	$205	$203	$208	$200
Average liabilities ($ billions)	$162	$154	$154	$155	$152
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for July 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2020 – $47 (April 30, 2020 – $65; July 31, 2019 – $179) and for the nine months ended July 31, 2020 – $205 (July 31, 2019 – $546).

(4)

Includes one additional month of earnings related to Mexico of $51 (After tax and NCI $37) in the first quarter of 2020. Includes one additional month of earnings relating to Peru of $58 (After tax and NCI $41) in the first quarter of 2019.

(5)	Net interest income (TEB) as percentage of average earning assets excluding bankers’ acceptances.
(6)	Includes Day 1 provision for credit losses on acquired performing loans for the nine months ended July 31, 2019 – $151.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Adjusted Results(1)
Net interest income	$1,906	$1,907	$2,125	$5,818	$6,260
Non-interest income	664	800	1,112	2,444	3,273
Total revenue	2,570	2,707	3,237	8,262	9,533
Provision for credit losses	1,278	1,019	476	2,800	1,423
Non-interest expenses	1,344	1,420	1,613	4,345	4,784
Income tax expense/(benefit)	(56)	52	265	198	757
Net income	$4	$216	$883	$919	$2,569
Net income (loss) attributable to non-controlling interest in subsidiaries	$(49)	$19	$122	$54	$341
Net income attributable to equity holders of the Bank	$53	$197	$761	$865	$2,228
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Scotiabank Third Quarter Report 2020    21

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Impact of Divested Operations
Net interest income	$1	$6	$106	$76	$329
Non-interest income	2	1	167	64	535
Total revenue	3	7	273	140	864
Provision for credit losses	1	4	(2)	8	–
Non-interest expenses	1	3	85	57	247
Income tax expense	–	–	43	15	145
Net income	$1	$–	$147	$60	$472
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank - relating to divested operations	$1	$–	$147	$60	$472

Net income

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $26 million, a decrease of $701 million or 96%. Adjusted net income attributable to equity holders was $53 million, a decrease of $708 million or 93%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Q3 2020 vs Q2 2020

Net income attributable to equity holders decreased by $147 million or 85%. Adjusted net income attributable to equity holders decreased $144 million or 73%. The decline was due largely to higher provision for credit losses on performing loans and lower non-interest income partially offset by lower non-interest expenses and income taxes.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders decreased by $1,369 million or 66%. Adjusted net income attributable to equity holders decreased $1,363 million or 61%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Financial Performance on a Constant Dollar Basis

The discussion below on the results of operations is on a constant dollar basis that excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP Measures). The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance. Ratios are on a reported basis.

International Banking(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019(2)	July 31 2020	July 31 2019(2)
Constant dollars
Net interest income	$1,906	$1,876	$1,992	$5,818	$5,903
Non-interest income(3)(4)	664	798	1,071	2,444	3,157
Total revenue	2,570	2,674	3,063	8,262	9,060
Provision for credit losses(5)	1,278	1,009	443	2,877	1,472
Non-interest expenses	1,390	1,442	1,562	4,519	4,630
Income tax expense/(benefit)	(70)	42	240	127	664
Net income (loss) on constant dollar basis	$(28)	$181	$818	$739	$2,294
Net income (loss) attributable to non-controlling interest in subsidiaries on a constant dollar basis	$(54)	$12	$108	$22	$258
Net income attributable to equity holders of the Bank on a constant dollar basis	$26	$169	$710	$717	$2,036
Other financial data and measures
Average assets ($ billions)	$216	$204	$194	$208	$190
Average liabilities ($ billions)	$162	$153	$145	$155	$143
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Amounts for July 31, 2019 have been restated to reflect the impact of the establishment of Global Wealth Management as a separate business segment.
(3)

Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended July 31, 2020 – $47 (April 30, 2020 – $66; July 31, 2019 – $184) and for the nine months ended July 31, 2020 – $205 (July 31, 2019 – $566).

(4)

Includes one additional month of earnings related to Mexico of $47 (After tax and NCI $37) in the first quarter of 2020. Includes one additional month of earnings relating to Peru of $57 (After tax and NCI $41) in the first quarter of 2019.

(5)	Includes Day 1 provision for credit losses on acquired performing loans for the nine months ended July 31, 2019 – $144.

Net income

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $26 million, a decrease of $684 million or 96%. Adjusted net income attributable to equity holders was $53 million, a decrease of $688 million, or 93%. The decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

22    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2020 vs Q2 2020

Net income attributable to equity holders decreased by $143 million or 85%. Adjusted net income attributable to equity holders decreased $141 million or 73%. The decline was due largely to higher provision for credit losses on performing loans and lower non-interest income partially offset by lower non-interest expenses and income taxes.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders decreased by $1,319 million or 65%. Adjusted net income attributable to equity holders decreased $1,302 million or 60%. The remaining decline was due largely to higher provision for credit losses on performing loans and the impact of divested operations.

Average assets

Q3 2020 vs Q3 2019

Average assets of $216 billion increased $21 billion or 11%, driven by strong 17% commercial loan growth primarily in Latin America partly offset by a reduction of 4% in retail loans. The remaining increase was driven by higher deposits with Central Banks and investment securities. Divested operations reduced total loan growth by 6%, commercial loan growth by 3% and retail loan growth by 8%.

Q3 2020 vs Q2 2020

Average assets increased $11 billion or 6% driven by strong 7% commercial loan growth primarily in the Pacific Alliance partially offset by a reduction of 1% in retail loans. The remaining increase was driven by higher deposits with Central Banks and investment securities.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average assets increased $18 billion or 9% driven by strong 12% commercial loan growth primarily in Latin America. The remaining increase was driven by higher deposits with Central Banks and investment securities. Divested operations reduced total loan growth by 4%, retail loan growth by 7% and commercial loan growth by 2%.

Average liabilities

Q3 2020 vs Q3 2019

Average liabilities of $162 billion increased $16 billion or 11% with deposit growth of 2%. Non-personal deposit growth was 7% while retail deposit declined 7%. The remaining increase was mainly driven by higher funding from Central Banks. Divested operations reduced total deposit growth by 9%, non-personal deposit growth by 5% and retail deposit growth by 16%.

Q3 2020 vs Q2 2020

Average liabilities increased $8 billion or 5% with deposit growth of 3%, primarily in Pacific Alliance. Non-personal deposit growth was 4% while retail deposit growth was 2%. The remaining increase was mainly driven by higher funding from Central Banks.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average liabilities increased $12 billion or 9% with deposit growth of 2%. Non-personal deposit growth was 6% while retail deposit declined 5%. The remaining increase was driven by higher funding from Central Banks. The impact of divested operations reduced total deposit growth by 8%, non-personal deposit growth by 4% and retail deposit growth by 14%.

Total revenue

Q3 2020 vs Q3 2019

Revenues were $2,570 million, a decrease of $493 million or 16%. The impact of divested operations was 8%. The remaining decline of 8% was due mainly to lower retail fees due to the slowdown in consumer activity, lower trading revenues and investments gains.

Q3 2020 vs Q2 2020

Revenues decreased $104 million, or 4% due mainly to lower retail fees due to the slowdown in consumer activity and lower trading revenues partially offset by higher net interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Revenues were $8,262 million, down $798 million or 9%. The impact of divested operations was 8%. The remaining decline of 1% was due mainly to lower retail fees due to the slowdown in consumer activity, lower trading revenues and investment gains, partially offset by higher net interest income.

Net interest income

Q3 2020 vs Q3 2019

Net interest income was $1,906 million, down 4%. The impact of divested operations was 5%. The growth of 1% was due to strong commercial loan growth in Latin America partially offset by margin compression. Margin reduced 52 basis points, due primarily to growth in lower-yield treasury securities resulting from higher liquidity, business mix changes and the impact of rate reductions across the footprint.

Q3 2020 vs Q2 2020

Net interest income increased $30 million, up 2% driven by strong loan growth mainly in Latin America partially offset by margin compression. Margin reduced 29 basis points, due primarily to growth in lower-yield treasury securities resulting from higher liquidity, business mix changes and the impact of rate reductions across the footprint.

Scotiabank Third Quarter Report 2020    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net interest income was $5,818 million, down 1%. The impact of divested operations was 4%. The growth of 3% was due to strong loan growth in mainly Latin America partially offset by margin compression. Margin reduced 30 basis points, due primarily to growth in lower-yield treasury securities resulting from higher liquidity, business mix changes and the impact of rate reductions across the footprint.

Non-interest income

Q3 2020 vs Q3 2019

Non-interest income was $664 million, down 38%. The impact of divested operations was 12%. The remaining decline of 26% was due to lower banking and card fees due to the slowdown in consumer activity, lower trading revenues and investment gains.

Q3 2020 vs Q2 2020

Non-interest income decreased $134 million, down 17% due mainly to lower banking and card fees due to the slowdown in consumer activity and decreased contribution from associated corporations.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest income was $2,444 million, down 23%. The impact of divested operations was 14%. The remaining decline of 9% was due to lower banking, card and insurance fees due to the slowdown in consumer activity, lower trading revenues and investment gains.

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $1,278 million, compared to $443 million, up $835 million or 188%. The provision for credit losses ratio increased 208 basis points to 333 basis points.

Provision on impaired loans increased $89 million to $573 million, due to higher commercial provisions mainly related to one account and retail provisions. The provision for credit losses ratio on impaired loans was 149 basis points, an increase of 12 basis points.

Provision on performing loans was $705 million, compared to a net reversal of $41 million, an increase of $746 million, of which $676 million related to retail and $70 million related to commercial. This is due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Q3 2020 vs Q2 2020

The provision for credit losses was $1,278 million, compared to $1,009 million, up $269 million or 27%. The provision for credit losses ratio increased 55 basis points to 333 basis points.

Provision on impaired loans increased $49 million to $573 million, due to higher commercial and retail provisions. The provision for credit losses ratio on impaired loans increased four basis points to 149 basis points.

Provision on performing loans was $705 million, compared to $485 million, an increase of $220 million of which $216 million related to retail. This is due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $2,877 million, compared to $1,472 million. Adjusted provision for credit losses increased $1,474 million primarily driven by higher retail provisions on performing loans. The provision for credit losses ratio was 257 basis points, an increase of 115 basis points. Adjusted provision for credit losses ratio was 250 basis points, an increase of 122 basis points.

Provision on impaired loans was $1,640 million, up $293 million. Adjusted provision on impaired loans was up $265 million due primarily to higher retail provisions. The provision for credit losses ratio on impaired loans was 146 basis points, an increase of 16 basis points. Adjusted provision for credit losses ratio on impaired loans was 144 basis points, an increase of 14 basis points.

Provision on performing loans was $1,237 million, up $1,112 million. Adjusted provision on performing loans increased $1,209 million, of which $982 million related to retail. This is due primarily to the unfavourable macroeconomic outlook driven by the COVID-19 pandemic and its estimated future impact on credit migration. Commercial and Corporate performing loan provisions increased by $227 million, due primarily to the COVID-19 pandemic and unfavourable market conditions.

Non-interest expenses

Q3 2020 vs Q3 2019

Non-interest expenses were $1,390 million, down 11% both on a reported and on an adjusted basis. The impact of divested operations was 5%. The remaining decline of 6% was due to by lower personnel costs driven by synergies from acquisitions and other cost-savings initiatives. Lower advertising and professional service charges also contributed to the decline.

Q3 2020 vs Q2 2020

Non-interest expenses decreased 4% both on a reported and on an adjusted basis due mainly to lower personnel costs and other cost-savings initiatives.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest expenses were $4,519 million, down 2%. On an adjusted basis, non-interest expenses decreased 4% due to the impact of divested operations. Synergies from acquisitions and cost-savings initiatives contributed to a flat non-interest expense growth.

24    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxes

The effective tax rate for the quarter was a recovery rate of 71.0%. On an adjusted basis, the effective tax rate for the quarter was a recovery rate of 106.8%, as compared to an expense rate of 23.0% last year and 19.1% last quarter. This change in effective tax rate is due primarily to pre-tax losses driven by significantly higher loan loss provisions recorded in entities that operate in higher tax rate jurisdictions.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The effective tax rate for year-to-date was 14.6%. On an adjusted basis, the effective tax rate year-to-date was 17.7%, compared to 22.8%, due primarily to significantly higher loan loss provisions recorded in entities that operate in higher tax rate jurisdictions, offset by the tax benefits in Mexico last year.

Global Wealth Management(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Reported Results
Net interest income	$145	$145	$143	$431	$422
Non-interest income	990	982	993	2,988	2,930
Total revenue	1,135	1,127	1,136	3,419	3,352
Provision for credit losses	1	2	(1)	4	–
Non-interest expenses	700	715	721	2,152	2,161
Income tax expense	110	106	110	326	310
Net income	$324	$304	$306	$937	$881
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$4	$8	$14
Net income attributable to equity holders of the Bank	$321	$302	$302	$929	$867
Other financial data and measures
Return on equity	13.8%	13.2%	13.1%	13.4%	12.6%
Assets under administration ($ billions)	$503	$477	$492	$503	$492
Assets under management ($ billions)	$293	$278	$297	$293	$297
Average assets ($ billions)	$26	$26	$25	$26	$25
Average liabilities ($ billions)	$40	$39	$32	$38	$31
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Adjusted Results(1)
Net interest income	$145	$145	$143	$431	$422
Non-interest income	990	982	993	2,988	2,930
Total revenue	1,135	1,127	1,136	3,419	3,352
Provision for credit losses	1	2	(1)	3	–
Non-interest expenses	685	698	707	2,105	2,114
Income tax expense	114	111	114	339	323
Net income	$335	$316	$316	$972	$915
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$4	$8	$14
Net income attributable to equity holders of the Bank	$332	$314	$312	$964	$901
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $321 million, an increase of $19 million or 6%. Adjusted net income increased to $332 million, up 6%. This growth is due primarily to higher net sales, trading volumes and market appreciation.

Q3 2020 vs Q2 2020

Net income attributable to equity holders increased $19 million or 6%. Adjusted net income increased by $18 million or 6% due to higher fee-based revenue from market appreciation, and lower non-interest expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $929 million, an increase of $62 million or 7%. Adjusted net income increased to $964 million, up 7%. The impact of divested operations reduced earnings growth by 2%. This remaining 9% growth is due primarily to higher fee income and lower non-interest expenses.

Assets under management (AUM) and assets under administration (AUA)

Q3 2020 vs Q3 2019

Assets under management of $293 billion declined $4 billion or 1%, while assets under administration of $503 billion increased $11 billion or 2%. The impact of divested operations reduced AUM growth by 5% and AUA growth by 4%. The remaining growth was due primarily to higher net sales and market appreciation.

Scotiabank Third Quarter Report 2020    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2020 vs Q2 2020

Assets under management increased $15 billion or 6%, while assets under administration increased $26 billion or 5% driven by market appreciation and strong net sales partially offset by the impact of customer relief programs within our International operations.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Assets under management of $293 billion declined $4 billion or 1%, while assets under administration of $503 billion increased $11 billion or 2%. The impact of divested operations reduced AUM growth by 5% and AUA growth by 4%. The remaining growth was due primarily to higher net sales and market appreciation.

Total revenue

Q3 2020 vs Q3 2019

Revenues were $1,135 million, down $1 million. The impact of divested operations reduced revenue growth by 2%. The remaining growth was due primarily to higher brokerage fees partially offset by the slowdown in consumer activity within our International operations.

Q3 2020 vs Q2 2020

Revenues rose $8 million or 1%, due primarily to higher mutual fund fees from AUM growth partly offset by lower revenues within our International operations due to the slowdown in consumer activity.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Revenues of $3,419 million were up $67 million or 2%, due primarily to higher mutual fund and brokerage revenues partly offset by lower revenues within our International operations due to the slowdown in consumer activity. The impact of divested operations reduced revenue growth by 3%.

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $1 million compared to a recovery of $1 million. The provision for credit losses ratio was four basis points.

Q3 2020 vs Q2 2020

The provision for credit losses decreased $1 million. The provision for credit losses ratio was four basis points.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $4 million compared to nil last year. The provision for credit losses ratio was five basis points and four basis points on an adjusted basis.

Non-interest expenses

Q3 2020 vs Q3 2019

Non-interest expenses of $700 million were down $21 million or 3%, due mainly to the impact of divested operations. The remaining expenses were in line with last year as lower communications, travel, and business development expenses were offset by higher technology costs to support business development.

Q3 2020 vs Q2 2020

Non-interest expenses were down $15 million or 2%, largely due to lower communications, travel, and business development expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest expenses of $2,152 million were in line with last year, as the benefit from prior period divestitures were offset by higher volume-related expenses and technology costs to support business development.

Taxes

The effective tax rate was 25.4% compared to 26.3% in the prior year and slightly lower than 25.9% in the prior quarter.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The effective tax rate was 25.8% compared to 26.0 % in the prior year.

26    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets(1)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Reported Results
Net interest income	$375	$385	$337	$1,085	$1,059
Non-interest income	1,170	1,075	747	3,087	2,251
Total revenue	1,545	1,460	1,084	4,172	3,310
Provision for credit losses	149	155	(4)	328	(26)
Non-interest expenses	620	616	593	1,890	1,832
Income tax expense	176	166	121	459	375
Net income	$600	$523	$374	$1,495	$1,129
Net income attributable to non-controlling interest in subsidiaries	–	–	–	–	–
Net income attributable to equity holders of the Bank	$600	$523	$374	$1,495	$1,129
Other financial data and measures
Return on equity	17.5%	15.4%	12.8%	14.8%	13.1%
Provision for credit losses – performing (Stage 1 and 2)	$111	$130	$(2)	$229	$(19)
Provision for credit losses – impaired (Stage 3)	$38	$25	$(2)	$99	$(7)
Provision for credit losses as a percentage of average net loans and acceptances (annualized)	0.50%	0.54%	(0.01)%	0.39%	(0.03)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized)	0.13%	0.09%	(0.01)%	0.12%	(0.01)%
Net write-offs as a percentage of average net loans and acceptances	0.11%	0.04%	0.01%	0.09%	0.03%
Average assets ($ billions)	$416	$433	$374	$420	$366
Average liabilities ($ billions)	$414	$378	$306	$376	$300
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Adjusted Results(1)
Net interest income	$375	$385	$337	$1,085	$1,059
Non-interest income	1,170	1,075	747	3,189	2,251
Total revenue	1,545	1,460	1,084	4,274	3,310
Provision for credit losses	149	155	(4)	322	(26)
Non-interest expenses	620	616	593	1,890	1,832
Income tax expense	176	166	121	488	375
Net income	$600	$523	$374	$1,574	$1,129
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$600	$523	$374	$1,574	$1,129
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Net income

Q3 2020 vs Q3 2019

Net income attributable to equity holders was $600 million, an increase of $226 million or 60%. Higher non-interest income, net interest income, and the favourable impact of foreign currency translation was partly offset by higher provision for credit losses and higher non-interest expenses.

Q3 2020 vs Q2 2020

Net income attributable to equity holders increased by $77 million or 15%. This was due mainly to higher non-interest income and lower provision for credit losses, partly offset by lower net interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $1,495 million, an increase of $366 million or 32%. Adjusted net income attributable to equity holders was $1,574 million, an increase of $445 million or 39%. This was due to higher non-interest income, net interest income, and the favourable impact of foreign currency translation, partly offset by higher provision for credit losses and higher non-interest expenses.

Average assets

Q3 2020 vs Q3 2019

Average assets were $416 billion, an increase of $42 billion or 11%. This increase was due primarily to growth in loans of 18%, mostly resulting from corporate drawdowns due to COVID-19, as well as growth in securities purchased under resale agreements, derivative-related assets, and the impact of foreign currency translation.

Scotiabank Third Quarter Report 2020    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2020 vs Q2 2020

Average assets decreased $17 billion or 4% due mainly to a decrease in securities purchased under resale agreements, trading securities, derivative-related assets, loans as corporate drawdowns due to COVID-19 were partially repaid, and the impact of foreign currency translation.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average assets were $420 billion, an increase of $54 billion or 15% due primarily to growth in loans of 15%, mostly resulting from corporate drawdowns due to COVID-19, as well as growth in trading securities, securities purchased under resale agreements, derivative-related assets, and the impact of foreign currency translation.

Average liabilities

Q3 2020 vs Q3 2019

Average liabilities of $414 billion were higher by $108 billion or 35%, due to growth in deposits of 46%, as well as growth in securities sold under repurchase agreements, derivative-related liabilities and the impact of foreign currency translation.

Q3 2020 vs Q2 2020

Average liabilities increased $36 billion or 10% due primarily to growth in deposits of 19% and higher securities sold under repurchase agreements.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Average liabilities were $376 billion, an increase of $76 billion or 25%. This was due to growth in deposits of 34%, higher securities sold under repurchase agreements, derivative-related liabilities and the impact of foreign currency translation.

Total revenue

Q3 2020 vs Q3 2019

Revenues were $1,545 million, an increase of $461 million or 43% due primarily to higher non-interest income driven by fixed income trading revenues, higher net interest income and the favourable impact of foreign currency translation.

Q3 2020 vs Q2 2020

Revenues increased by $85 million or 6% due mainly to higher non-interest income driven by equity trading revenues partly offset by lower net interest income.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Revenues were $4,172 million, an increase of $862 million or 26%. Adjusted revenues were $4,274 million, an increase of $964 million or 29%. This was due mainly to higher non-interest income driven by increases in fixed income trading revenues and the favourable impact of foreign currency translation.

Net interest income

Q3 2020 vs Q3 2019

Net interest income was $375 million, an increase of $38 million or 11%. The increase was due mainly to strong growth in deposits and loan volumes, partly offset by lower lending margins.

Q3 2020 vs Q2 2020

Net interest income decreased by $10 million or 3% due mainly to lower lending margins and loan volumes.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net interest income was $1,085 million, an increase of $26 million or 2%. This was due mainly to growth in deposits and loan volumes, partly offset by lower lending margins.

Non-interest income

Q3 2020 vs Q3 2019

Non-interest income was $1,170 million, an increase of $423 million or 57% from the prior year. This was due mainly to strong growth in fixed income trading revenues and higher underwriting and advisory fees.

Q3 2020 vs Q2 2020

Non-interest income was up $95 million or 9% due mainly to higher equities trading revenues and higher underwriting fees, partly offset by lower fixed income trading revenues.

28    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest income was $3,087 million, an increase of $836 million or 37%. Adjusted non-interest income increased by $938 million or 42%. This growth was due mainly to higher fixed income trading revenues and increase in underwriting fees, partly offset by lower equities trading revenues.

Provision for credit losses

Q3 2020 vs Q3 2019

The provision for credit losses was $149 million, compared to a net reversal of $4 million. The provision for credit losses ratio increased to 50 basis points.

Provision on impaired loans was $38 million, up $40 million due to higher provisions primarily in the Energy sector. The provision for credit losses ratio on impaired loans increased to 13 basis points.

Provision on performing loans was $111 million, compared to a net reversal of $2 million, an increase of $113 million due primarily to the unfavourable macroeconomic outlook and its estimated future impact on credit migration, as well as the unfavourable market conditions in the Energy sector and other industries most impacted by COVID-19.

Q3 2020 vs Q2 2020

The provision for credit losses was $149 million, compared to $155 million due primarily to lower performing provision for credit losses as last quarter included higher provisions for the Energy sector due to unfavourable market conditions. The provision for credit losses ratio decreased four basis points to 50 basis points.

Provision on impaired loans was up by $13 million, due primarily to increased provisions in the Energy sector. The provision for credit losses ratio on impaired loans was 13 basis points, an increase of four basis points.

Provision on performing loans was $111 million, a decrease of $19 million. Provisions remain elevated and were driven by unfavourable macroeconomic outlook and its estimated future impact on credit migration.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The provision for credit losses was $328 million, an increase of $354 million while adjusted provision for credit losses was $322 million, an increase of $348 million. The provision for credit losses ratio was 39 basis points, an increase of 42 basis points. On an adjusted basis, the provision for credit losses ratio was 38 basis points.

Provision on impaired loans was $99 million, up $106 million, due primarily to new formations in the Energy sector. The provision for credit losses ratio on impaired loans was 12 basis points.

Provision on performing loans was $229 million, up $248 million. Adjusted provision on performing loans increased $241 million, driven by the unfavourable market conditions in the Energy sector and other industries most impacted by COVID-19, as well as the impact of the unfavourable macroeconomic outlook and its estimated future impact on credit migration.

Non-interest expenses

Q3 2020 vs Q3 2019

Non-interest expenses of $620 million, increased $27 million or 5%. The increase was driven primarily by higher personnel costs and the negative impact of foreign currency translation.

Q3 2020 vs Q2 2020

Non-interest expenses increased $4 million primarily driven by increases in volume-related expenses.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Non-interest expense increased $58 million or 3% driven by higher personnel costs, and the negative impact of foreign currency translation.

Taxes

Q3 2020 vs Q3 2019

The effective tax rate for the quarter was 22.7%, compared to 24.3%. The change was due mainly to change in earnings mix across jurisdictions.

Q3 2020 vs Q2 2020

The effective tax rate for the quarter was 22.7%, compared to 24.1% in the prior quarter. The change was due mainly to changes in the earnings mix across jurisdictions.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

The effective tax rate was 23.5% compared to 24.9%. The adjusted effective tax rate was 23.7%. The change was due mainly to changes in the earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2020    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Other(1)(2)	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Reported Results
Net interest income(3)	$(103)	$29	$(240)	$(156)	$(721)
Non-interest income(3)(4)	87	107	(222)	401	(189)
Total revenue	(16)	136	(462)	245	(910)
Provision for credit losses	1	–	1	1	1
Non-interest expenses	136	347	35	613	(27)
Income tax expense/(benefit)(3)	(132)	(46)	(48)	(394)	(401)
Net income (loss)	$(21)	$(165)	$(450)	$25	$(483)
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$1	$(1)	$(27)	$–
Net income (loss) attributable to equity holders	$(21)	$(166)	$(449)	$52	$(483)
Other measures
Average assets ($ billions)	$190	$158	$117	$156	$116
Average liabilities ($ billions)	$237	$274	$242	$257	$239
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(3)

Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended July 31, 2020 – $65 (April 30, 2020 – $75; July 31, 2019 – $48) and for nine months ended July 31, 2020 – $208 (July 31, 2019 – $123) to arrive at the amounts reported in the Consolidated Statement of Income.

(4)

Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies for the three months ended July 31, 2020 – $(17) (April 30, 2020 – $(21); July 31, 2019 – $(8)) and for the nine months ended July 31, 2020 – $(63) (July 31, 2019 – $(111)).

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Adjusted Results(1)
Net interest income	$(103)	$29	$(240)	$(156)	$(721)
Non-interest income	42	107	84	102	(56)
Total revenue	(61)	136	(156)	(54)	(777)
Provision for credit losses	1	–	1	1	1
Non-interest expenses	135	347	21	562	(41)
Income tax expense/(benefit)	(133)	(46)	(146)	(353)	(531)
Net income (loss)	$(64)	$(165)	$(32)	$(264)	$(206)
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$1	$(1)	$1	$1
Net income (loss) attributable to equity holders	$(64)	$(166)	$(31)	$(265)	$(207)
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

The Other segment includes Group Treasury, smaller operating segments, Net gain/loss on divestitures and other corporate items which are not allocated to a business line.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q3 2020 vs Q3 2019

Net loss attributable to equity holders was $21 million, compared to a net loss of $449 million in the same period last year. Adjusted net loss attributable to equity holders was $64 million, a decline of $33 million. This was driven mainly by lower gains on sale of investment securities, as well as incremental operating costs related to COVID-19. This was partly offset by higher net interest income from asset/liability management activities.

Q3 2020 vs Q2 2020

Net loss attributable to equity holders was $21 million, an improvement of $145 million. Adjusted net loss attributable to equity holders was $64 million, compared to $166 million. The lower net loss was due primarily to provisions for metals investigations in the prior quarter, partly offset by lower net interest income and lower gains on sale of investment securities.

Year-to-date Q3 2020 vs Year-to-date Q3 2019

Net income attributable to equity holders was $52 million, compared to a net loss of $483 million. Adjusted net loss attributable to equity holders was $265 million, a decrease of $58 million, driven mainly by provisions for metals investigations and incremental operating costs related to COVID-19. The segment results benefitted from higher net interest income from asset/liability management activities, as well as gains on sale of investment securities.

30    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended			For the nine months ended
(Unaudited)	July 31 2020(1)	April 30 2020(1)	July 31 2019(1)	July 31 2020(1)	July 31 2019(1)
Geographic segment income (loss) ($ millions)
Canada	$1,010	$805	$1,210	$3,192	$3,290
United States	218	129	186	541	587
Mexico	31	42	136	243	458
Peru	43	92	195	329	546
Chile	57	75	133	219	376
Colombia	(52)	(17)	30	(58)	96
Caribbean and Central America	(9)	43	(215)	138	277
Other international	57	140	189	347	559
Net income (loss) attributable to equity holders of the Bank	$1,355	$1,309	$1,864	$4,951	$6,189
Geographic segment adjusted income (loss) ($ millions)
Canada	$1,029	$820	$1,224	$3,098	$3,344
United States	218	129	186	541	587
Mexico	31	42	136	250	458
Peru	45	94	197	336	593
Chile	62	83	147	262	421
Colombia	(46)	(11)	34	(36)	105
Caribbean and Central America	(43)	51	217	154	596
Other international	58	141	189	355	549
Adjusted net income (loss) attributable to equity holders of the Bank	$1,354	$1,349	$2,330	$4,960	$6,653
Average assets ($ billions)
Canada	$724	$693	$611	$688	$599
United States	165	180	148	169	147
Mexico	41	41	39	41	37
Peru	32	31	29	31	27
Chile	55	51	51	51	51
Colombia	15	13	13	14	14
Caribbean and Central America	35	35	42	36	42
Other international	140	137	128	137	127
Total	$1,207	$1,181	$1,061	$1,167	$1,044
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2020(1)(2)	April 30 2020(1)(2)	January 31 2020(1)(2)	October 31 2019(2)	July 31 2019(2)	April 30 2019(2)	January 31 2019(2)	October 31 2018
Reported results
Net interest income	$4,253	$4,417	$4,392	$4,336	$4,374	$4,193	$4,274	$4,220
Non-interest income	3,481	3,539	3,749	3,632	3,285	3,610	3,330	3,228
Total revenue	$7,734	$7,956	$8,141	$7,968	$7,659	$7,803	$7,604	$7,448
Provision for credit losses	2,181	1,846	926	753	713	873	688	590
Non-interest expenses	4,018	4,363	4,418	4,311	4,209	4,046	4,171	4,064
Income tax expense	231	423	471	596	753	625	498	523
Net income	$1,304	$1,324	$2,326	$2,308	$1,984	$2,259	$2,247	$2,271
Basic earnings per share ($)	1.10	1.03	1.86	1.76	1.51	1.74	1.72	1.72
Diluted earnings per share ($)	1.04	1.00	1.84	1.73	1.50	1.73	1.71	1.71
Core banking margin (%)(3)	2.10	2.35	2.45	2.40	2.45	2.45	2.45	2.47
Effective tax rate (%)	15.1	24.2	16.8	20.5	27.5	21.7	18.1	18.7
Adjusted results(3):
Adjusted net income	$1,308	$1,371	$2,344	$2,400	$2,455	$2,263	$2,291	$2,345
Adjusted diluted earnings per share	$1.04	$1.04	$1.83	$1.82	$1.88	$1.70	$1.75	$1.77
(1)

The amounts for the periods ended July 31, 2020, April 30, 2020 and January 31, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4 in the condensed interim consolidated financial statements).

(2)	The amounts for 2020 and 2019 have been prepared in accordance with IFRS 15; prior period amounts have not been restated.
(3)	Refer to page 4 for a discussion of Non-GAAP Measures.

Trending analysis

Net income

The current and prior quarter’s earnings reflected the adverse market conditions created by the COVID-19 pandemic. Net income declined reflecting higher provision for credit losses, lower revenue and the impact of divestitures. The Bank reported strong net income in the prior periods, with solid growth in revenue, prudent expense management, and stable loan loss provisions.

Scotiabank Third Quarter Report 2020    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income

Net interest income has generally increased through the period, driven by steady growth in retail loans in Canadian and International Banking, commercial loan growth across all three business lines, strong deposit growth, and the impact of acquisitions. Net interest margin declined this quarter to 210 basis points, mainly related to higher liquidity levels and changes in business mix, driven by economic conditions.

Non-interest income

Non-interest income declined in the current quarter, largely driven by lower fee and commission revenue due to the impact of COVID-19, partly offset by higher trading revenues. In the prior periods, Non-interest income has generally increased through the period driven by acquisitions, higher investment securities gains and the impact from Alignment of reporting period of a number of units with the Bank.

Provision for credit losses

The provision for credit losses increased significantly in the current and prior quarter largely due to the COVID-19 impact on the macro-economic outlook and its estimated future impact on credit migration. In the prior periods, the provision for credit losses has generally increased over the period due primarily to higher provisions on impaired financial instruments in the International Banking and Canadian Banking retail portfolios. This was driven by portfolio growth, the impact of acquisitions in International Banking, and lower recoveries.

Non-interest expenses

Non-interest expenses have generally trended upwards over the period, mostly from the ongoing impact of acquisitions, to support business growth, and the Bank’s investments in technology, regulatory and strategic initiatives. This has been partly mitigated by a focus on expense control initiatives.

Income taxes

The effective tax rate was 15.1% this quarter and averaged 20.5% over the period, with a range of 15.1% to 27.5%. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.

Financial Position

The Bank’s total assets as at July 31, 2020 were $1,170 billion, up $84 billion or 8% from October 31, 2019. This increase was primarily in cash and deposits with financial institutions, loans, investment securities and derivative instrument assets.

Cash and deposits with financial institutions increased $12 billion due primarily to higher balances on deposit with central banks driven by the increase in liquidity. Derivative instrument assets increased by $18 billion due mainly to foreign exchange rates and volatility in commodity markets.

Investment securities increased $40 billion from October 31, 2019 due primarily to higher holdings of Canadian federal and provincial debt in the liquidity portfolio. As at July 31, 2020, the net unrealized gain on debt securities measured at fair value through other comprehensive income was $429 million, after the impact of qualifying hedges.

Loans increased $21 billion from October 31, 2019. Residential mortgages increased $9 billion primarily in Canada. Personal loans and credit cards decreased by $7 billion due to lower customer activity. Business and government loans increased $20 billion primarily in support of COVID-19 customer financing needs.

Property and equipment increased $3 billion due to the adoption of IFRS 16 with an offsetting increase in other liabilities. Investments in associates decreased $3 billion due mainly to the disposal of Thanachart Bank.

Total liabilities were $1,099 billion as at July 31, 2020, up $83 billion or 8% from October 31, 2019. This increase was primarily in deposits, derivative instrument liabilities and obligations related to securities sold under repurchase agreements and securities lent.

Total deposits increased $35 billion. Personal deposits grew by $18 billion due primarily to growth in Canada. Business and government deposits grew by $20 billion due mainly to growth in Canada and increased funding to support COVID-19 lending programs. Deposits from financial institutions decreased $4 billion due mainly to lower demand.

Obligations related to securities sold under repurchase agreements and securities lent increased by $13 billion due mainly to higher participation in the Bank of Canada’s Term Repo program, partially offset by a decrease in the U.S. Derivative instrument liabilities increased $14 billion which was in line with the increase in derivative instrument assets. Other liabilities increased $10 billion due mainly to IFRS 16 and higher derivative related amounts.

Total shareholders’ equity increased $383 million from October 31, 2019. Current year earnings of $1,568 million, net of dividends, and shares issued of $1,736 million were partially offset by decreases in the cumulative foreign currency translation amount and the revaluation of the Bank’s employee benefit plans. Total shareholders’ equity was further impacted by share buybacks of $414 million, redemption of preferred shares of $265 million and a decrease in non-controlling interests of $193 million due to divestitures and distributions.

Risk Management

The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2019 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2019 Annual Report.

Significant developments that took place during this quarter are as follows:

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2019 Annual Report on page 78. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we proactively identify, assess, review, monitor and manage a broad range of top and emerging risks and undertake appropriate risk mitigation strategies. The Bank added Pandemic risk in Q2, 2020.

32    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Governments and regulatory bodies in affected areas have imposed a number of measures designed to contain the outbreak, including government-mandated social distancing measures, travel restrictions, quarantines, and stay at home directives. The breadth and depth of the impact of COVID-19 on the global economy and financial markets continues to evolve with disruptive effects in countries in which the Bank operates and the global economy. COVID-19 continues to impact the Bank’s employees, customers and communities, impacting the Bank’s operations, financial results and present and future risks to the Bank’s businesses. The Bank is closely monitoring the potential effects and impact of the pandemic, which is an evolving situation.

The COVID-19 pandemic has had disruptive effects in Canada and other countries in which the Bank operates and the global economy more widely, as well as causing increased volatility and disruption in financial markets, interruption to supply chains, increased unemployment levels and changes to the macroeconomic environment. The disruptive effects of the pandemic have contributed to economic slowdowns both domestically and globally, leading to lower GDP growth, and concerns about a prolonged Canadian recession and the sustainability of Canadian household indebtedness.

Governments and central banks around the world, including Canada, have taken, and are continuing to take, significant measures to provide economic assistance to individual households and businesses, stabilize the markets, and support economic growth. The success of these measures is unknown, and they may not be sufficient to fully mitigate the negative impact of the pandemic or avert continued recessionary conditions in the markets or economies in which the Bank operates. With respect to client relief programs, the Bank’s participation directly or on behalf of customers and clients in these programs may face challenges, including increased risk of client disputes, negative publicity, exposure to litigation, or government and regulatory scrutiny, all of which could increase the Bank’s operational, legal and compliance costs and damage to its reputation. The effectiveness of these programs will depend on the duration and scale of COVID-19 and will vary by region and industry, with varying degrees of benefit to the Bank’s customers.

In addition to the impact that the COVID-19 pandemic has on the Bank’s business, it may also continue to increase financial stress on the Bank’s customers. This could lead to increased pressure on our individual customers, as well as on the financial performance of the Bank’s small business, commercial and corporate clients in conjunction with operational constraints due to the impacts of social distancing, including but not limited to continued closures or reduced operating hours, lost sales opportunities and/or increased operating costs. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to borrowers, including individuals, companies in various industries and governments. The COVID-19 pandemic’s impact on such borrowers could have significant adverse effects on the Bank’s financial results, businesses, financial condition or liquidity, including by influencing the recognition of credit losses in our loan portfolios and increasing our allowance for credit losses, particularly if businesses remain closed or operate at reduced capacities and as more customers are expected to draw on their lines of credit or seek additional loans to help finance their businesses.

The COVID-19 pandemic has and may continue to result in disruptions to the Bank’s customers and the way in which the Bank conducts business, including the closure of certain branches, increased staff working off premises, and changes to operations due to higher volumes of client requests, as well as disruptions to key suppliers of the Bank’s goods and services. Although the Bank has initiated work from home arrangements and restricted business travel of the Bank’s workforce, if significant portions of the Bank’s workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the impact of the pandemic on the Bank’s businesses and operations could be exacerbated.

As a result of work from home arrangements and the increased use of online customer solutions, the Bank, its customers, and third parties providing services to the Bank, may be subject to a heightened risk of cybersecurity threats, attacks and breaches, fraudulent activities, and other compromises or operational risks. The Bank is proactively monitoring for increased phishing, fraud, privacy, and cyber attacks, with enhanced awareness of information security threats. Higher risk may also exist from third party service providers from regions impacted, or at different stages of COVID-19 induced lockdown measures. The Bank is also proactively monitoring for these third party suppliers, who may also be exposed to similar risks which could in turn impact the Bank’s operations, and other operational risks.

Future Developing Risk Impacts

Outbreaks of communicable diseases or pandemics (such as COVID-19), as with other large scale fast moving global events, may in the future, have a negative impact on the Bank’s businesses, prospects, financial performance and financial condition. There continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the severity of the disease, the duration of the pandemic, actions that may be taken by governmental authorities and private businesses to attempt to contain the COVID-19 pandemic or to mitigate its impact and the potential for the COVID-19 pandemic to have longer term and lasting impacts on the Bank’s customers, businesses and operations. Moreover, it remains uncertain how the macroeconomic environment, societal and business norms will be impacted following the COVID-19 pandemic. The post-COVID-19 environment may undergo unexpected developments or changes in financial markets, the fiscal, tax and regulatory environments, and consumer behaviour. These developments and changes, and to the extent that the Bank is not able to adapt or compete effectively, could adversely impact the Bank’s operations, businesses, prospects, financial performance and financial condition. The Bank continues to monitor the situation and assess further possible implications stemming from the COVID-19 pandemic.

Credit risk

Allowance for credit losses

The COVID-19 pandemic’s significant impact to economies around the world, with regions in different stages of lockdown and re-opening, resulted in continued uncertainty on timing of recovery. This required additional considerations to determine the allowance for credit losses this quarter.

IFRS 9 requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increase in credit risk, the Standard requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. The IASB and global regulators issued guidance for entities, consistent with IFRS 9, to consider the exceptional circumstances of the COVID-19 pandemic. This includes significant government support, the high degree of uncertainty around historical long-term economic trends used in determining reasonable and supportable forward-looking information.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement is applied to consider the exceptional circumstances this period, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages.

Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of significant increase in risk. Utilization of a payment deferral program was not considered an immediate trigger, in keeping with IASB and regulatory guidance, for an account to migrate to a progressive stage, given the purpose of these programs is to provide temporary cashflow relief to the Bank’s customers. Early observations of payment behaviour of expiries for this quarter were considered in the assessment of the longer-term probability of the customers’ ability to pay, a key input in determining migration. Assessments also considered that the impact from COVID-19 on Pacific Alliance countries started later than in Canada, resulting in higher level of allowance requirements for the region this quarter.

Scotiabank Third Quarter Report 2020    33

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (1 optimistic, 2 pessimistic) as key inputs into the expected credit loss provisioning models. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (U shape) to longer-term (L shape) periods. Probability weights were assigned to scenarios with a higher weighting assigned collectively to the two pessimistic scenarios. The pessimistic scenario considers a delay to the re-opening of the economy resulting in a deeper contraction in 2020 with growth rebounding in 2021, while the more severe pessimistic front loaded scenario sees continued contraction into the first half of 2021 before availability of a vaccine, leading to contraction across all markets in 2020 and 2021.

The table below shows a comparison of projections for the next 12 months, as at July 31, 2020, April 30, 2020 and October 31, 2019, of select macroeconomic variables that impact the expected credit loss calculations (see page 67 for all key variables):

	Base Case Scenario			Alternative Scenario - Optimistic			Alternative Scenario - Pessimistic			Alternative Scenario - Pessimistic Front Loaded
Next 12 months	As at July 31 2020	As at April 30 2020	As at October 31 2019	As at July 31 2020	As at April 30 2020	As at October 31 2019	As at July 31 2020	As at April 30 2020	As at October 31 2019	As at July 31 2020	As at April 30 2020	As at October 31 2019
Canada
Real GDP growth, y/y % change	-0.1	-9.5	1.9	3.6	-7.9	2.4	-5.8	-14.1	1.3	-13.5	-19.1	n/a
Unemployment rate, average %	9.1	11.7	5.8	7.8	11.2	5.6	12.1	14.3	6.1	15.9	16.6	n/a
US
Real GDP growth, y/y % change	1.8	-6.3	1.8	5.0	-4.6	2.3	-2.0	-9.9	1.4	-8.9	-14.9	n/a
Unemployment rate, average %	9.6	11.1	3.9	8.9	10.7	3.7	11.0	13.1	4.0	13.5	15.1	n/a
Global
WTI oil price, average USD/bbl	41	27	54	46	28	56	35	23	53	31	20	n/a

The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at July 31, 2020 and April 30, 2020, under the base case scenario:

	Base Case Scenario
	Calendar Quarters				Average	Calendar Quarters				Average
Next 12 months	Q3 2020	Q4 2020	Q1 2021	Q2 2021	July 31 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	April 30 2020
Canada
Real GDP growth, y/y % change	-9.0	-5.1	-1.2	14.7	-0.1	-15.4	-11.5	-7.9	-3.3	-9.5
Unemployment rate, average %	12.3	9.6	7.7	6.8	9.1	13.3	13.2	11.0	9.2	11.7
US
Real GDP growth, y/y % change	-5.2	-2.5	1.0	13.8	1.8	-12.4	-7.7	-4.7	-0.4	-6.3
Unemployment rate, average %	11.7	10.2	8.8	7.5	9.6	10.3	11.5	11.6	10.8	11.1
Global
WTI oil price, average USD/bbl	38	39	42	44	41	22	24	29	34	27

Q1, 2020 methodology change – Additional Scenario

The Bank revised its allowance for credit losses (ACL) methodology in Q1, 2020, by adding an additional, more severe pessimistic forward-looking scenario. In periods prior to Q1, 2020, the Bank determined its ACL using three probability-weighted forward-looking scenarios. The base case represents the most likely outcome and the other scenarios represent more optimistic and pessimistic outcomes, to which probabilities are assigned. The addition of this scenario resulted in an increase in ACL of $155 million in Q1, 2020.

The total allowance for credit losses as at July 31, 2020 was $7,403 million. The allowance for credit losses for loans was $7,221 million, up $1,216 million from the prior quarter and $2,144 million from October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions driven by the unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP and unfavourable market conditions as a result of COVID-19, and their estimated future impact on credit migration. Q1 2020 also included the impact of $155 million from the addition of the alternate scenario.

The allowance on impaired loans increased to $1,776 million from $1,643 million last quarter and $1,595 million as at October 31, 2019 due primarily to higher provisions in International Retail. The allowance against performing loans was higher at $5,445 million compared to $4,362 million as at April 30, 2020 and $3,482 million as at October 31, 2019. The increase was due primarily to higher retail and commercial loan provisions driven by the unfavourable macroeconomic outlook related mainly to higher unemployment, lower GDP, unfavourable market conditions as a result of COVID-19, and their estimated future impact on credit migration.

Impaired loans

Gross impaired loans increased to $5,148 million as at July 31, 2020, from $5,120 million last quarter, due primarily to new formations in the International commercial portfolio. The gross impaired loan ratio was 81 basis points as at July 31, 2020, an increase of three basis point from last quarter.

Net impaired loans in Canadian Banking were $741 million as at July 31, 2020, a decrease of $73 million from April 30, 2020, mainly due to lower new formations in Retail Banking partially offset by higher retail provisions. International Banking’s net impaired loans were $2,448 million as at July 31, 2020, an increase of $42 million from April 30, 2020, mainly due to new formations in Commercial Banking partially offset by higher retail provisions. In Global Banking and Markets, net impaired loans were $153 million as at July 31, 2020, a decrease of $77 million from April 30, 2020, due largely to resolutions and write-offs net of recoveries during the quarter. In Global Wealth Management, net impaired loans were $19 million as at July 31, 2020, a decrease of $4 million from April 30, 2020. Net impaired loans as a percentage of loans and acceptances were 0.53% as at July 31, 2020, unchanged from last quarter.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

34    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Energy

The Bank’s outstanding loan exposure to commercial and corporate companies in the Energy sector was $18.4 billion as at July 31, 2020 (April 30, 2020 – $21.6 billion; October 31, 2019 – $16.6 billion), reflecting approximately 2.9% (April 30, 2020 – 3.3%; October 31, 2019 – 2.7%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn Energy loan commitments of $13.1 billion as at July 31, 2020 (April 30, 2020 – $13.2 billion; October 31, 2019 – $13.4 billion). The Bank has recorded credit losses on impaired loans of $31 million or 0.67% of outstanding loan exposure relating to the Energy sector during the quarter ended July 31, 2020. Approximately 49% of the Bank’s outstanding Energy loan exposure is investment grade. Management’s focus pertains to non-investment grade accounts in the upstream and oil fields services subsectors. The Bank continues to consider the impact of lower Energy prices in its ongoing stress testing program.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2020, these loans amounted to $387 billion or 61% of the Bank’s total loans and acceptances outstanding (April 30, 2020 – $384 billion or 59%; October 31, 2019 – $385 billion or 63%). Of these, $298 billion or 77% are real estate secured loans (April 30, 2020 – $293 billion or 76%; October 31, 2019 – $289 billion or 75%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at July 31, 2020
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$5,804	2.4%	$5,227	2.2%	$11,031	4.6%	$–	–%	$1,113	5.4%	$1,113	5.4%
Quebec	8,495	3.6	8,134	3.4	16,629	7.0	–	–	947	4.6	947	4.6
Ontario	41,978	17.7	82,652	34.6	124,630	52.3	–	–	11,277	54.5	11,277	54.5
Manitoba & Saskatchewan	5,574	2.3	4,017	1.7	9,591	4.0	–	–	723	3.5	723	3.5
Alberta	18,232	7.7	12,739	5.4	30,971	13.1	1	–	2,820	13.6	2,821	13.6
British Columbia & Territories	13,856	5.8	31,298	13.2	45,154	19.0	–	–	3,798	18.4	3,798	18.4
Canada(3)	$93,939	39%	$144,067	61%	$238,006	100%	$1	–%	$20,678	100%	$20,679	100%
International	–	–	39,516	100	39,516	100	–	–	–	–	–	–
Total	$93,939	34%	$183,583	66%	$277,522	100%	$1	–%	$20,678	100%	$20,679	100%
	As at April 30, 2020
Canada(3)	$89,974	38.4%	$144,080	61.6%	$234,054	100%	$1	–%	$20,766	100%	$20,767	100%
International	–	–	38,512	100	38,512	100	–	–	–	–	–	–
Total	$89,974	33.0%	$182,592	67.0%	$272,566	100%	$1	–%	$20,766	100%	$20,767	100%
	As at October 31, 2019
Canada(3)	$87,905	38.8%	$138,704	61.2%	$226,609	100%	$1	0.0%	$21,034	100%	$21,035	100%
International	–	–	41,560	100	41,560	100	–	–	–	–	–	–
Total	$ 87,905	32.8%	$180,264	67.2%	$268,169	100%	$1	0.0%	$21,034	100%	$21,035	100%
(1)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4+ units) of $3,562 (April 30, 2020 – $3,567; October 31, 2019 – $3,365) of which $2,548 are insured (April 30, 2020 – $2,579; October 31, 2019 – $2,424).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at July 31, 2020
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	33.7%	37.2%	28.0%	1.0%	0.1%	100%
International	65.8%	17.5%	14.1%	2.5%	0.1%	100%
	As at April 30, 2020
Canada	34.0%	37.1%	27.9%	0.9%	0.1%	100%
International	65.9%	17.8%	14.4%	1.8%	0.1%	100%
	As at October 31, 2019
Canada	33.7%	38.4%	26.8%	1.0%	0.1%	100%
International	65.9%	17.3%	13.7%	3.0%	0.1%	100%

Loan to value ratios

The Canadian residential mortgage portfolio is 61% uninsured (April 30, 2020 – 62%, October 31, 2019 – 61%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 53% (April 30, 2020 – 53%, October 31, 2019 – 55%).

Scotiabank Third Quarter Report 2020    35

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended July 31, 2020
	Residential mortgages	Home equity lines of credit(1)
	LTV%	LTV%
Canada:(2)
Atlantic provinces	66.2%	64.0%
Quebec	66.6	72.3
Ontario	63.5	62.7
Manitoba & Saskatchewan	68.7	62.3
Alberta	66.3	74.3
British Columbia & Territories	63.6	62.9
Canada(2)	64.0%	64.0%
International	74.6%	n/a
	For the three months ended April 30, 2020
Canada(2)	63.7%	64.1%
International	73.7%	n/a
	For the three months ended October 31, 2019
Canada(2)	65.1%	63.9%
International	72.7%	n/a
(1)

Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(2)	The province represents the location of the property in Canada.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.

European exposures

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (90% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are classified at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

The Bank’s exposure to sovereigns was $12.0 billion as at July 31, 2020 (April 30, 2020 – $9.8 billion; October 31, 2019 – $6.7 billion), $3.5 billion to banks (April 30, 2020 – $4.8 billion; October 31, 2019 – $6.5 billion) and $18.4 billion to corporates (April 30, 2020 – $20.9 billion; October 31, 2019 –$18.4 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.3 billion as at July 31, 2020 (April 30, 2020 – $0.4 billion; October 31, 2019 – $0.5 billion).

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MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s current European exposure is provided below:

	As at
	July 31, 2020							April 30 2020	October 31 2019
($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded total	Undrawn commitments(4)	Total	Total	Total
Greece	$31	$–	$–	$–	$31	$–	$31	$33	$54
Ireland	1,438	247	(54)	252	1,883	388	2,271	2,486	2,760
Italy	114	–	(3)	9	120	184	304	281	167
Portugal	–	–	–	10	10	–	10	62	17
Spain	1,107	1	81	135	1,324	286	1,610	1,567	1,564
Total GIIPS	$2,690	$248	$24	$406	$3,368	$858	$4,226	$4,429	$4,562
U.K.	$7,534	$6,072	$378	$3,356	$17,340	$6,917	$24,257	$24,847	$23,830
Germany	736	195	1,665	21	2,617	779	3,396	3,434	3,202
France	1,200	94	1,259	726	3,279	1,639	4,918	4,432	3,193
Netherlands	746	197	858	207	2,008	1,277	3,285	3,199	3,301
Switzerland	390	37	(16)	250	661	856	1,517	1,942	1,910
Other	1,492	235	2,393	581	4,701	2,147	6,848	7,089	7,196
Total Non-GIIPS	$12,098	$6,830	$6,537	$5,141	$30,606	$13,615	$44,221	$44,943	$42,632
Total Europe	$14,788	$7,078	$6,561	$5,547	$33,974	$14,473	$48,447	$49,372	$47,194
(1)

Individual allowances for impaired loans are $8. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $4,263 as at July 31, 2020 (April 30, 2020 – $4,687; October 31, 2019 – $4,008).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $2,758 and collateral held against SFT was $33,239.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	July 31 2020	April 30 2020	July 31 2019
Credit spread plus interest rate	$27.8	$32.3	$9.8
Credit spread	23.3	30.4	8.1
Interest rate	13.1	8.0	7.2
Equities	9.0	8.1	3.5
Foreign exchange	2.4	2.0	4.0
Commodities	6.9	5.1	2.4
Debt specific	8.0	7.2	3.8
Diversification effect	(23.6)	(20.5)	(11.6)
Total VaR	$30.5	$34.2	$11.9
Total Stressed VaR	$36.5	$42.5	$37.3

In the third quarter of 2020, the average one-day Total VaR decreased to $30.5 million from $34.2 million in the previous quarter. Average one-day Total VaR decreased due primarily to the reduction of credit exposure in market risk capital.

The average one-day Total Stressed VaR decreased during the quarter to $36.5 million from $42.5 million in the previous quarter. The lower average one-day Total Stressed VaR was also mainly due to the reduction of credit exposure in market risk capital. In most of Q3, the Stressed VaR was calculated from 2008/2009 credit crisis period. At the end of Q3, the June 2019 to June 2020 period, which includes the volatile COVID-19 period, was used to generate the Stressed VaR, replacing the 2008/2009 credit crisis period.

There were no trading loss days in the third quarter, compared to 10 trading loss days the previous quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Non-trading interest rate sensitivity

The following table shows the pro-forma after tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current low interest rate environment, starting in Q2 2020, the net interest income and economic value for a down shock scenario are measured using 25 basis points decline rather than 100 basis points previously, to account for certain rates being floored at zero. These

Scotiabank Third Quarter Report 2020    37

MANAGEMENT’S DISCUSSION & ANALYSIS

calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	July 31, 2020						April 30, 2020			July 31, 2019
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value		Net income	Economic value
+100 bps	$18	$172	$190	$(324)	$241	$(83)	$119	$(255)	+100 bps	$(275)	$(1,657)
-25 bps	(7)	(44)	(51)	33	(49)	(16)	(33)	(2)	-100 bps	269	1,421

During the third quarter of 2020, both interest rate sensitivities remained within the Bank’s approved consolidated limits.

The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2020	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$2,743	$2,743	$–	$–	n/a
Trading assets	123,754	123,240	514	–	Interest rate, FX
Derivative financial instruments	55,632	49,133	6,499	–	Interest rate, FX, equity
Investment securities	122,565	–	122,565	–	Interest rate, FX, equity
Loans	613,351	–	613,351	–	Interest rate, FX
Assets not subject to market risk(1)	251,827	–	–	251,827	n/a
Total assets	$1,169,872	$175,116	$742,929	$251,827
Deposits	$767,993	$–	$728,943	$39,050	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	17,522	–	17,522	–	Interest rate, equity
Obligations related to securities sold short	33,913	33,913	–	–	n/a
Derivative financial instruments	54,698	48,452	6,246	–	Interest rate, FX, equity
Trading liabilities(2)	2,139	2,139	–	–	n/a
Pension and other benefit liabilities	3,768	–	3,768	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	219,264	–	–	219,264	n/a
Total liabilities	$1,099,297	$84,504	$756,479	$258,314
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

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MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2019	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$3,709	$3,709	$–	$–	n/a
Trading assets	127,488	126,846	642	–	Interest rate, FX
Derivative financial instruments	38,119	34,489	3,630	–	Interest rate, FX, equity
Investment securities	82,359	–	82,359	–	Interest rate, FX, equity
Loans	592,483	–	592,483	–	Interest rate, FX
Assets not subject to market risk(1)	242,003	–	–	242,003	n/a
Total assets	$1,086,161	$165,044	$679,114	$242,003
Deposits	$733,390	$–	$699,462	$33,928	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	12,235	–	12,235	–	Interest rate, equity
Obligations related to securities sold short	30,404	30,404	–	–	n/a
Derivative financial instruments	40,222	34,820	5,402	–	Interest rate, FX, equity
Trading liabilities(2)	4,124	4,124	–	–	n/a
Pension and other benefit liabilities	2,956	–	2,956	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	192,638	–	–	192,638	n/a
Total liabilities	$1,015,969	$69,348	$720,055	$226,566
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 19 to the Condensed Interim Consolidated Financial Statements and in Note 36 of the Audited Consolidated Financial Statements in the Bank’s 2019 Annual Report.

Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets and collateral received from securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2020, unencumbered liquid assets were $267 billion (October 31, 2019 – $211 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 79% of liquid assets (October 31, 2019 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 21% (October 31, 2019 – 20%). The increase in total liquid assets was mainly attributable to an increase in cash and deposits with central banks, deposits with financial institutions, Canadian and foreign government obligations, and NHA mortgage-backed securities, which was partially offset by a decrease in other securities and precious metals.

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2020. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:

	As at July 31, 2020
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$47,801	$–	$47,801	$–	$6,893	$40,908	$–
Deposits with financial institutions	11,240	–	11,240	–	82	11,158	–
Precious metals	2,743	–	2,743	–	–	2,743	–
Securities:
Canadian government obligations	89,690	13,554	103,244	36,998	–	66,246	–
Foreign government obligations	72,115	82,291	154,406	81,837	–	72,569	–
Other securities	67,835	78,384	146,219	108,021	–	38,198	–
Loans:
NHA mortgage-backed securities	39,699	–	39,699	5,368	–	34,331	–
Call and short loans	568	–	568	–	–	568	–
Total	$331,691	$174,229	$505,920	$232,224	$6,975	$266,721	$–

	As at October 31, 2019
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other securities	78,422	78,415	156,837	106,179	–	50,658	–
Loans:
NHA mortgage-backed securities	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Total	$275,556	$176,941	$452,497	$232,196	$9,733	$210,568	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	July 31 2020	October 31 2019
The Bank of Nova Scotia (Parent)	$203,916	$153,584
Bank domestic subsidiaries	19,611	17,667
Bank foreign subsidiaries	43,194	39,317
Total	$266,721	$210,568

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (84%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at July 31, 2020
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$47,801	$–	$47,801	$–	$6,893	$40,908	$–
Deposits with financial institutions	11,240	–	11,240	–	82	11,158	–
Precious metals	2,743	–	2,743	–	–	2,743	–
Liquid securities:
Canadian government obligations	89,690	13,554	103,244	36,998	–	66,246	–
Foreign government obligations	72,115	82,291	154,406	81,837	–	72,569	–
Other liquid securities	67,835	78,384	146,219	108,021	–	38,198	–
Other securities	4,780	6,390	11,170	2,767	–	–	8,403
Loans classified as liquid assets:
NHA mortgage-backed securities	39,699	–	39,699	5,368	–	34,331	–
Call and short loans	568	–	568	–	–	568	–
Other loans	583,948	–	583,948	9,420	89,310	40,769	444,449
Other financial assets(4)	201,489	(111,146)	90,343	7,913	–	–	82,430
Non-financial assets	47,964	–	47,964	–	–	–	47,964
Total	$1,169,872	$69,473	$1,239,345	$252,324	$96,285	$307,490	$583,246

	As at October 31, 2019
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$36,068	$–	$36,068	$–	$9,604	$26,464	$–
Deposits with financial institutions	10,652	–	10,652	–	71	10,581	–
Precious metals	3,709	–	3,709	–	58	3,651	–
Liquid securities:
Canadian government obligations	42,508	19,622	62,130	31,798	–	30,332	–
Foreign government obligations	70,101	78,904	149,005	90,617	–	58,388	–
Other liquid securities	78,422	78,415	156,837	106,179	–	50,658	–
Other securities	3,992	5,633	9,625	4,329	–	–	5,296
Loans classified as liquid assets:
NHA mortgage-backed securities	33,571	–	33,571	3,602	–	29,969	–
Call and short loans	525	–	525	–	–	525	–
Other loans	572,216	–	572,216	9,102	54,814	13,293	495,007
Other financial assets(4)	189,802	(119,889)	69,913	5,433	–	–	64,480
Non-financial assets	44,595	–	44,595	–	–	–	44,595
Total	$1,086,161	$62,685	$1,148,846	$251,060	$64,547	$223,861	$609,378
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of July 31, 2020, total encumbered assets of the Bank were $349 billion (October 31, 2019 – $316 billion). Of the remaining $891 billion (October 31, 2019 – $833 billion) of unencumbered assets, $307 billion (October 31, 2019 – $224 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2020, the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, was $18 million or $93 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio (LCR) measure is based on a 30-day liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

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MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2020, based on the average daily positions in the quarter.

For the quarter ended July 31, 2020 ($ millions)(1)	Total unweighted value (Average)(2)	Total weighted value (Average)(3)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$227,377

Cash outflows
Retail deposits and deposits from small business customers, of which:	$203,647	$17,239
Stable deposits	85,844	2,764
Less stable deposits	117,803	14,475
Unsecured wholesale funding, of which:	243,506	114,102
Operational deposits (all counterparties) and deposits in networks of cooperative banks	84,500	20,306
Non-operational deposits (all counterparties)	133,147	67,937
Unsecured debt	25,859	25,859
Secured wholesale funding	*	50,591
Additional requirements, of which:	222,777	50,648
Outflows related to derivative exposures and other collateral requirements	46,713	26,334
Outflows related to loss of funding on debt products	3,683	3,683
Credit and liquidity facilities	172,381	20,631
Other contractual funding obligations	1,131	1,002
Other contingent funding obligations(4)	510,020	9,132
Total cash outflows	*	$242,714

Cash inflows
Secured lending (e.g. reverse repos)	$153,175	$36,447
Inflows from fully performing exposures	28,896	19,086
Other cash inflows	26,403	26,403
Total cash inflows	$208,474	$81,936
		Total adjusted value(5)
Total HQLA	*	$227,377
Total net cash outflows	*	$160,778
Liquidity coverage ratio (%)	*	141%
For the quarter ended April 30, 2020 ($ millions)		Total adjusted value(5)
Total HQLA	*	$187,736
Total net cash outflows	*	$142,707
Liquidity coverage ratio (%)	*	132%
*	Disclosure is not required under regulatory guideline.
(1)	Based on the average of daily positions of the 64 business days in the quarter.
(2)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(3)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(4)

Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(5)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The increase in the Bank’s average LCR for the quarter ended July 31, 2020 versus the average of the previous quarter was attributable to central bank actions to support the Canadian economy, and financial systems and deposit growth, partially offset by lower wholesale funding. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $322 billion as at July 31, 2020 (October 31, 2019 – $303 billion). The increase since October 31, 2019 was primarily driven by higher personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity over 365 days) of $176 billion (October 31, 2019 – $164 billion). Longer-term wholesale debt issuances include medium-term notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

42    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of funding sources. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, unsecured personal lines of credit through the Halifax Receivables Trust program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and the securitization of retail credit card receivables through the Trillium Credit Card Trust II program. The Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Europe, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme. The Bank’s European Medium Term Note Programme is listed with the U.K. Listing Authority, Swiss Stock Exchange and the Tokyo Pro-Bond Market. The Bank’s Singapore Medium Term Note Programme is listed with the Singapore Exchange and the Taiwan Exchange.

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that is unsecured or partially secured, has an initial or amended term to maturity greater than 400 days and has been assigned a CUSIP or ISIN or similar identification number, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2020, wholesale funding and other securities subject to conversion under the bail-in regime amounted to $28 billion (October 31, 2019 – $11 billion).

During the second and third quarters, the Bank accessed central bank programs launched or amended in response to COVID-19 to supplement its funding. Further details of these programs are outlined as part of the Bank’s Impact of COVID-19 disclosures on page 11 of this report.

Scotiabank Third Quarter Report 2020    43

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.

Wholesale funding sources(1)

	As at July 31, 2020
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$1,229	$410	$229	$85	$36	$1,989	$–	$–	$–	$1,989
Bearer notes, commercial paper and certificate of deposits	10,148	18,653	16,148	7,353	5,279	57,581	1,335	432	73	59,421
Asset-backed commercial paper(3)	1,001	2,947	415	–	–	4,363	–	–	–	4,363
Senior notes(4)(5)	62	3,505	5,799	4,853	3,863	18,082	11,092	16,615	10,843	56,632
Bail-inable notes(5)	–	–	1,378	–	–	1,378	226	19,047	7,068	27,719
Asset-backed securities	–	804	1,821	13	–	2,638	846	870	276	4,630
Covered bonds	–	–	–	3,348	–	3,348	7,854	15,580	4,142	30,924
Mortgage securitization(6)	212	353	1,558	243	2,161	4,527	3,393	14,096	4,568	26,584
Subordinated debt(7)	–	72	–	–	–	72	82	394	8,763	9,311
Total wholesale funding sources	$12,652	$26,744	$27,348	$15,895	$11,339	$93,978	$24,828	$67,034	$35,733	$221,573

Of Which:

Unsecured funding	$11,439	$22,640	$23,555	$12,291	$9,177	$79,102	$12,735	$36,488	$26,747	$155,072
Secured funding	1,213	4,104	3,793	3,604	2,162	14,876	12,093	30,546	8,986	66,501

	As at October 31, 2019
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,284	$596	$566	$198	$268	$4,912	$–	$–	$–	$4,912
Bearer notes, commercial paper and certificate of deposits	6,590	18,923	27,866	24,778	13,497	91,654	2,139	717	62	94,572
Asset-backed commercial paper(3)	1,096	3,069	1,324	–	–	5,489	–	–	–	5,489
Senior notes (4)(5)	1,372	3,842	2,533	5,080	3,520	16,347	14,114	25,609	11,636	67,706
Bail-inable notes (5)	–	–	–	26	–	26	1,314	6,568	2,920	10,828
Asset-backed securities	2	12	1,290	–	791	2,095	2,466	1,176	210	5,947
Covered bonds	–	545	1,844	1,882	–	4,271	8,979	10,171	2,379	25,800
Mortgage securitization(6)	–	601	771	663	353	2,388	4,376	12,675	4,486	23,925
Subordinated debt(7)	–	–	–	–	–	–	78	156	9,121	9,355
Total wholesale funding sources	$12,344	$27,588	$36,194	$32,627	$18,429	$127,182	$33,466	$57,072	$30,814	$248,534

Of Which:

Unsecured funding	$11,246	$23,361	$30,965	$30,082	$17,285	$112,939	$17,645	$33,050	$23,739	$187,373
Secured funding	1,098	4,227	5,229	2,545	1,144	14,243	15,821	24,022	7,075	61,161
(1)	Wholesale funding sources exclude repo transactions and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $267 billion as at July 31, 2020 (October 31, 2019 – $211 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

44    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at July 31, 2020, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at July 31, 2020
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$50,191	$471	$679	$238	$216	$499	$957	$812	$7,721		$61,784
Trading assets	4,485	7,530	4,164	2,691	2,805	5,710	19,619	20,046	56,704		123,754
Securities purchased under resale agreements and securities borrowed	86,448	29,986	4,987	2,920	2,119	–	–	–	–		126,460
Derivative financial instruments	2,829	4,815	1,974	3,057	2,480	9,373	8,686	22,418	–		55,632
Investment securities – FVOCI	3,777	5,183	5,152	5,722	4,216	15,544	32,328	11,746	1,638		85,306
Investment securities – amortized cost	421	5,121	2,225	4,166	2,728	4,540	7,590	9,325	–		36,116
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,143		1,143
Loans	42,615	28,815	32,573	32,361	33,526	93,894	252,259	43,256	54,052		613,351
Residential mortgages	3,321	6,390	10,305	10,589	13,881	50,851	150,170	29,979	2,036	(1)	277,522
Personal loans	2,540	2,389	3,281	3,269	3,422	11,620	23,697	5,359	38,709		94,286
Credit cards	–	–	–	–	–	–	–	–	15,350		15,350
Business and government	36,754	20,036	18,987	18,503	16,223	31,423	78,392	7,918	5,178	(2)	233,414
Allowance for credit losses	–	–	–	–	–	–	–	–	(7,221)		(7,221)
Customers’ liabilities under acceptances	13,276	2,291	110	256	30	–	–	–	–		15,963
Other assets	–	–	–	–	–	–	–	–	50,363		50,363
Total assets	$204,042	$84,212	$51,864	$51,411	$48,120	$129,560	$321,439	$107,603	$171,621		$1,169,872

Liabilities and equity
Deposits	$71,998	$54,907	$53,493	$51,966	$26,382	$39,232	$78,165	$19,195	$372,655		$767,993
Personal	10,076	11,897	16,614	11,865	8,509	11,234	9,971	199	162,511		242,876
Non-personal	61,922	43,010	36,879	40,101	17,873	27,998	68,194	18,996	210,144		525,117
Financial instruments designated at fair value through profit or loss	134	667	513	778	940	4,373	2,475	7,596	46		17,522
Acceptances	13,384	2,291	110	256	30	–	–	–	–		16,071
Obligations related to securities sold short	292	105	555	494	126	2,153	7,982	8,466	13,740		33,913
Derivative financial instruments	3,785	5,051	3,274	3,130	2,694	10,774	7,447	18,543	–		54,698
Obligations related to securities sold under repurchase agreements and securities lent	111,496	8,754	965	7,106	–	9,030	–	–	–		137,351
Subordinated debentures	–	–	–	–	–	–	–	7,336	–		7,336
Other liabilities	342	1,540	1,789	1,235	1,481	7,195	10,501	7,482	32,848		64,413
Total equity	–	–	–	–	–	–	–	–	70,575		70,575
Total liabilities and equity	$201,431	$73,315	$60,699	$64,965	$31,653	$72,757	$106,570	$68,618	$489,864		$1,169,872

Off-balance sheet commitments
Credit commitments(3)	$3,050	$10,395	$13,964	$21,567	$25,307	$31,082	$102,406	$6,588	$–		$214,359
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,118		36,118
Outsourcing obligations	18	36	45	43	43	84	–	–	1		270
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Third Quarter Report 2020    45

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2019
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$35,392	$696	$462	$239	$181	$426	$796	$685	$11,552		$50,429
Trading assets	4,519	6,856	5,349	2,646	2,486	7,280	19,849	16,474	62,029		127,488
Securities purchased under resale agreements and securities borrowed	92,411	26,942	8,859	2,483	483	–	–	–	–		131,178
Derivative financial instruments	2,145	3,363	1,219	1,692	1,748	6,556	5,841	15,555	–		38,119
Investment securities – FVOCI	4,347	4,967	5,157	4,730	1,487	10,887	14,995	11,587	1,561		59,718
Investment securities – amortized cost	298	723	1,512	869	1,159	6,917	3,399	6,968	–		21,845
Investment securities – FVTPL	–	–	–	–	–	–	–	–	796		796
Loans	37,312	31,178	34,801	34,026	31,746	88,939	229,317	44,620	60,544		592,483
Residential mortgages	3,432	5,980	12,031	15,555	13,318	49,618	134,923	30,921	2,391	(1)	268,169
Personal loans	4,097	2,652	3,752	3,711	3,525	12,667	23,556	5,737	38,934		98,631
Credit cards	–	–	–	–	–	–	–	–	17,788		17,788
Business and government	29,783	22,546	19,018	14,760	14,903	26,654	70,838	7,962	6,508	(2)	212,972
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,077)		(5,077)
Customers’ liabilities under acceptances	12,072	1,486	297	27	14	–	–	–	–		13,896
Other assets	–	–	–	–	–	–	–	–	50,209		50,209
Total assets	$188,496	$76,211	$57,656	$46,712	$39,304	$121,005	$274,197	$95,889	$186,691		$1,086,161

Liabilities and equity
Deposits	$73,415	$59,827	$60,036	$51,468	$35,723	$45,624	$69,082	$18,219	$319,996		$733,390
Personal	9,486	11,138	14,479	12,287	12,380	11,277	11,257	562	141,934		224,800
Non-personal	63,929	48,689	45,557	39,181	23,343	34,347	57,825	17,657	178,062		508,590
Financial instruments designated at fair value through profit or loss	229	410	398	829	826	4,028	1,844	3,671	–		12,235
Acceptances	12,077	1,486	297	27	14	–	–	–	–		13,901
Obligations related to securities sold short	892	871	704	305	422	1,771	5,626	6,658	13,155		30,404
Derivative financial instruments	2,210	4,374	1,859	1,621	1,956	8,659	6,437	13,106	–		40,222
Obligations related to securities sold under repurchase agreements and securities lent	114,864	5,496	2,930	793	–	–	–	–	–		124,083
Subordinated debentures	–	–	–	–	–	–	–	7,252	–		7,252
Other liabilities	3,410	1,581	1,154	871	964	3,821	6,452	5,952	30,277		54,482
Total equity	–	–	–	–	–	–	–	–	70,192		70,192
Total liabilities and equity	$207,097	$74,045	$67,378	$55,914	$39,905	$63,903	$89,441	$54,858	$433,620		$1,086,161

Off-balance sheet commitments
Operating leases	$38	$76	$112	$109	$106	$387	$894	$1,011	$–		$2,733
Credit commitments(3)	4,289	5,264	15,370	16,398	14,745	28,007	119,308	8,493	–		211,874
Financial guarantees(4)	–	–	–	–	–	–	–	–	36,387		36,387
Outsourcing obligations	18	36	52	52	52	173	154	–	1		538
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS, A2 by Moody’s, AA- by Fitch and A- by S&P.

During the previous quarter, Fitch upgraded the Bank’s deposits and legacy senior debt rating by 1 notch to AA while downgrading subordinated debt by 1 notch and changed its outlook to Negative from Stable. No other rating agency has made changes to the Bank’s credit ratings or outlooks during the year.

46    Scotiabank Third Quarter Report 2020

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management

We continue to manage our capital in accordance with the capital management framework as described on pages 53 to 64 of the Bank’s 2019 Annual Report.

Regulatory response to COVID-19

During the year, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized in response to COVID-19. A suite of temporary adjustments to existing capital and leverage requirements were introduced which include the following:

•

Announcement of a 125 basis point decrease to the Domestic Stability Buffer (buffer) to 1.0%. OSFI has required that banks not increase their dividends nor execute share buybacks while the decrease in buffer remains in effect. As a result, OSFI’s minimum regulatory capital ratio requirements, including the Domestic Systemically Important Banks (D-SIB) 1.0% surcharge and the Domestic Stability Buffer of 1.0% are 9.0%, 10.5% and 12.5% for Common Equity Tier 1 (CET1), Tier 1 and Total Capital ratios, respectively. In June 2020, OSFI announced that the buffer will remain at 1.0%. OSFI will continue to monitor conditions, vulnerabilities and signs of risks to the banking system, and the impact of COVID-19 policy responses. If conditions warrant, OSFI is prepared to release the buffer further.

•

Performing loans granted payment deferrals will continue to be treated as performing loans under OSFI’s Capital Adequacy Requirements (CAR) guideline. This temporary capital treatment may remain in place for the duration of the payment deferral, up to a maximum of 6 months.

•

New transitional arrangements for the regulatory capital treatment of expected credit loss provisioning that are available under the Basel Framework, enabling a portion of allowances that would otherwise be included in Tier 2 capital to instead be included in CET1 capital. The adjustment is dynamically measured as the increase in Stage 1 and Stage 2 allowances relative to their baseline level as at January 31, 2020, tax effected and subject to a scaling factor of 70% in 2020, 50% in 2021, and 25% in 2022.

•

Reduction of an institution’s Stressed Value-at-Risk (VaR) multipliers used in the calculation of market risk capital by a factor of 2 and the removal of Funding Valuation Adjustment (FVA) hedges in the calculation of market risk capital, both changes were made effective from the commencement of the second quarter of 2020.

•

For institutions using the Internal Ratings-Based (IRB) approach to credit risk, a lowering of OSFI’s regulatory capital floor factor from 75% to 70%, effective from the second quarter of 2020, is expected to remain in place until OSFI’s domestic implementation of the revised Basel III reforms, delayed to the first quarter of 2023.

•

For the Leverage ratio, central bank reserves and sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements guideline are to be temporarily excluded from the Leverage ratio exposure measure until April 30, 2021.

The Bank has adopted the above changes in line with OSFI’s expectations.

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
($ millions)	July 31 2020	April 30 2020	October 31 2019
Common Equity Tier 1 capital	$48,689	$48,543	$46,578
Tier 1 capital	54,898	53,045	51,304
Total regulatory capital	64,174	62,523	59,850
Risk-weighted assets(1)	$430,542	$446,173	$421,185
Capital ratios (%):
Common Equity Tier 1 capital ratio	11.3	10.9	11.1
Tier 1 capital ratio	12.8	11.9	12.2
Total capital ratio	14.9	14.0	14.2
Leverage:
Leverage exposures	$1,193,840	$1,199,022	$1,230,648
Leverage ratio (%)	4.6	4.4	4.2
(1)	As at July 31, 2020, April 30, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank’s Common Equity Tier 1 (CET1) capital ratio was 11.3% at July 31, 2020, an increase of approximately 40 basis points from the prior quarter, due primarily to lower risk-weighted assets and internal capital generation partly offset by the impact from employee pension and post-retirement benefits. The reduction in risk-weighted assets was driven by repayments on corporate and commercial credit facilities, lower counterparty credit risk and credit valuation adjustment. The CET1 ratio also benefited during the quarter by approximately 17 basis points from OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses (ECL) relative to their pre-crisis baseline levels as at January 31, 2020.

The Bank’s Tier 1 and Total capital ratios increased by approximately 90 basis points from the prior quarter to 12.8% and 14.9%, respectively, due primarily to the above noted impacts to the CET1 ratio and the issuance of additional Tier 1 capital securities for US$1.25 billion.

The Bank’s Leverage ratio was 4.6% at July 31, 2020, an increase of approximately 20 basis points from the prior quarter, due primarily to the issuance of US$1.25 billion of additional Tier 1 capital securities and from lower leverage exposures, including repayments on credit facilities.

As at July 31, 2020, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $48.7 billion, as at July 31, 2020, an increase of approximately $0.1 billion from the prior quarter due primarily to OSFI’s transitional adjustment for the partial inclusion of ECL of $0.7 billion, lower regulatory capital deductions of $0.6 billion, internal capital generation of $0.2 billion and other regulatory adjustments of $0.1 billion, partly offset by lower accumulated other comprehensive income of $1.5 billion, excluding the impact from cashflow hedges.

Risk-weighted assets

CET1 risk-weighted assets (RWA) decreased during the quarter by $15.6 billion or 3.5% to $430.5 billion, due primarily to lower drawn balances in corporate and commercial lending, reduced counterparty credit risk and credit valuation adjustment RWA and the impact from foreign currency translation of a stronger Canadian dollar.

Scotiabank Third Quarter Report 2020    47

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Systemically Important Bank (G-SIB) Disclosures

In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a G-SIB in the past year are required to participate in an annual survey.

The G-SIB indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2019, the Bank is not considered to be a G-SIB based on October 31, 2018 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2015. The G-SIB indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

		As at and for the year ended October 31 ($ millions) (1)
Category (2)	Indicator (2)	2019	2018
Cross-jurisdictional activity	Cross-jurisdictional claims	$504,783	$436,105
	Cross-jurisdictional liabilities	374,593	354,795
Size	Total exposures as defined for use in the Basel III leverage ratio	1,246,407	1,136,860
Interconnectedness	Intra-financial system assets	141,639	126,551
	Intra-financial system liabilities	104,512	87,842
	Securities outstanding (3)	306,238	271,537
Substitutability/financial institution infrastructure	Payments activity	16,822,122	15,055,030
	Assets under custody	291,894	260,260
	Underwritten transactions in debt and equity markets	55,452	51,041
Complexity	Notional amount of over-the-counter derivatives	5,668,590	5,098,803
	Trading, FVTPL, and FVOCI securities	49,699	39,206
	Level 3 assets	941	924
(1)	As reported to the BCBS for their annual G-SIB assessment. Disclosures are based on the regulatory definition of consolidation.
(2)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2013).
(3)	2019 amount has been restated.

Changes in G-SIB Indicators

During 2019, the increase in the intra-financial systems liabilities indicator is mainly from higher deposits due to financial institutions. In addition, the trading, FVTPL, and FVOCI securities indicator increased due primarily to higher equity trading positions to hedge client driven transactions. Other year-over-year changes generally reflect changes in business activity and/or impacts from foreign currency translation.

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminated on June 3, 2020.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share.

During the nine months ended July 31, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares at a volume weighted average price of $73.95 per share for a total amount of $414 million. During the three months ended July 31, 2020, there were no repurchases and cancellations of the Bank’s common shares.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not currently have an active NCIB program.

Common dividend

The Board of Directors, at its meeting on August 24, 2020, approved a dividend of 90 cents per share. This quarterly dividend is payable to shareholders of record as of October 6, 2020 on October 28, 2020.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend dividend increases as part of COVID-19 measures.

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2019 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, including that from COVID-19, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by

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MANAGEMENT’S DISCUSSION & ANALYSIS

that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 83 of the Bank’s 2019 Annual Report).

Total derivative notional amounts were $6,156 billion as at July 31, 2020, compared to $6,379 billion as at April 30, 2020 (October 31, 2019 – $5,930 billion). The quarterly decrease was due primarily to foreign currency translation partially offset by higher volumes of interest rate contracts. The total notional amount of over-the-counter derivatives was $5,935 billion compared to $6,132 billion as at April 30, 2020 (October 31, 2019 – $5,665 billion), of which $4,279 billion was settled through central counterparties as at July 31, 2020 (April 30, 2020 – $4,383 billion; October 31, 2019 – $3,968 billion). The credit equivalent amount, after taking master netting arrangements into account, was $34.0 billion, compared to $35.9 billion at April 30, 2020. The decrease was primarily attributable to the impact of foreign currency translation, lower exposure on currency contracts and higher exposure on equity contracts.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 68 of the Bank’s 2019 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 64 to 66 of the Bank’s 2019 Annual Report.

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities, namely, Halifax Receivables Trust, Trillium Credit Card Trust II and Securitized Term Auto Receivables Trusts.

During Q1 2020 the Bank securitized the following receivables:

•

$638 million of its Canadian credit card receivables were securitized on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. Trillium issued Series 2020-1 senior and subordinated notes to third-party investors. The proceeds of such issuances were used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the noteholders is limited to the purchased co-ownership interest. The sale of such co-ownership interest did not qualify for derecognition, and therefore the receivables continue to be recognized on the Consolidated Statement of Financial Position. As at July 31, 2020, US $489 million ($655 million Canadian dollars) senior and subordinated notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

•

$1,392 million of its Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. The START entities issue senior and subordinated notes to the Bank and/or third-party investors and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. Recourse of the noteholders is limited to the receivables. The sale of such receivables does not qualify for derecognition and the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at July 31, 2020, US $75 million ($100 million Canadian dollars) subordinated notes issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The senior and subordinated notes of $926 million held by the Bank are eliminated upon consolidation.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. The Bank continued to assess its control conclusion for these conduits and there were no changes to the Bank’s assessment during the quarter. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.7 billion as at July 31, 2020 (October 31, 2019 – $3.8 billion). As at July 31, 2020, total commercial paper outstanding for these conduits was $3.6 billion (October 31, 2019 – $2.6 billion). Funded assets purchased and held by these conduits as at July 31, 2020, as reflected at original cost, were $3.6 billion (October 31, 2019 – $2.6 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2019.

Other off-balance sheet arrangements

Guarantees and other indirect commitments were unchanged compared to October 31, 2019. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest income – banking were $158 million for the three months ended July 31, 2020, compared to $151 million in the previous quarter.

Canadian Government Economic Response Plans

The Bank participated in the following plans as part of the Government of Canada’s COVID-19 Economic Response Plan.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Canada Emergency Business Account (CEBA)

The Bank continued to participate in the CEBA program by facilitating loans with eligible small business customers and the Export Development Canada (EDC). During the quarter the program’s eligibility criteria was expanded by the Government to include business applicants with less than $20,000 in payroll.

Eligible small business customers received a loan of up to $40,000. The CEBA loans are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9. As at July 31, 2020, loans issued under the CEBA were approximately $2.7 billion.

Business Credit Availability Program (BCAP)

The Bank also participated in the BCAP to provide additional liquidity support to small business and commercial customers through the Export Development Canada (EDC) and Business Development Bank of Canada (BDC).

Under the EDC plan, the EDC guarantees an 80% portion of new operating loans made to the export sector as well as domestic companies. Loans guaranteed by EDC continue to be recognized on the Consolidated Statement of Financial Position.

As at July 31, 2020, loans issued under this program were approximately $27 million.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC purchases an 80% participation in term loans made to eligible small business and commercial customers. The portion of loans sold to BDC are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the derecognition criteria for a transfer under IFRS 9.

As at July 31, 2020, the Bank’s portion of loans issued under this program was approximately $3 million.

Under the BCAP Mid-Market Financing Program the BDC enters into loan syndications with the Bank and underwrites 90% of junior term loans made to eligible medium-sized businesses. The portion of the syndicated loans funded by the Bank will be recognized on the Consolidated Statement of Financial Position.

As at July 31, 2020, the Bank had not extended any loans under this program.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control and business units are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of the Bank’s 2019 Annual Report, as may be updated by quarterly reports, including below:

Regulatory Response to COVID-19

In March 2020, the Government of Canada and financial institution regulators introduced many new measures and economic relief initiatives to keep the financial system resilient and well capitalized in response to COVID-19. The Bank is actively monitoring these measures and initiatives and participating in certain government and regulatory programs, for more detail on such programs and initiatives and the impact on the Bank’s operations, see page 11.

Regulators across the Bank’s geographic footprint continue to focus on ensuring operational resilience of regulated firms and that consumers are protected. Regulatory environment experienced shift away from regulatory forbearance to increased regulatory reporting obligations and information requests with respect to certain subjects, such as customer assistance programs, liquidity, trade reporting and market conduct.

United Kingdom and European Regulatory Reform

The UK formally left the EU on January 31, 2020. Political agreement has been reached on a transition period, which will extend until December 31, 2020. All EU legislation will continue to apply in the UK during such transition period.

The UK’s exit from the EU may result in significant changes in law(s), which may impact the Bank’s business, financial condition and/or results of operations and could adversely impact the Bank’s cost of funding in Europe. The Bank continually monitors developments to prepare for changes that have the potential to impact its operations in the UK and elsewhere in Europe and is developing and revising its contingency plans accordingly.

Basel Committee on Banking Supervision – Finalized Basel III Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on an output floor of 72.5% and have finalized the remaining Basel III reforms.

The final Basel III reform package includes: a revised standardized approach for credit risk; revisions to the internal ratings-based approach for credit risk; revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach; a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches; revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks (G-SIBs), which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. Implementation of the new Basel III standards will be required in 2022. This includes the Fundamental Review of the Trading Book (FRTB) rules, which represents a delay from 2020. There is a phase-in period for the 72.5% output floor from January 1, 2022 until January 2027.

In July 2018, OSFI issued a discussion paper seeking views from interested stakeholders on its proposed policy direction and its timelines for implementation of the final Basel III reforms in Canada. OSFI supports the changes proposed within the final Basel III reforms and intends to implement them domestically, while also considering the adjustments required to recognize the unique characteristics of the Canadian market, improving risk sensitivity and providing the right incentives, while promoting the safety and soundness of deposit-taking institutions in consideration of level playing field and competitiveness issues. As part of these adjustments, OSFI is considering eliminating the BCBS’ transitional provisions for the output floor, setting the output floor at 72.5% commencing the first quarter of 2022. Responses to the questions raised within the discussion paper were due to OSFI by October 19, 2018.

In March 2020, the GHOS announced a delay in the international implementation of the Basel III reform package. The delay was introduced to provide additional operational capacity for banks and supervisors to respond to immediate financial stability priorities resulting from COVID-19 on the global banking system. In line with that extension, OSFI is deferring the implementation date for the final set of Basel III reforms published by the BCBS in December 2017 to Q1 2023. This includes revisions to the Standardized Approach and Internal Ratings-Based Approach to credit risk, the operational risk framework, and the leverage ratio framework, as well as the introduction of the new capital floor. Consistent with this delay, OSFI’s

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MANAGEMENT’S DISCUSSION & ANALYSIS

implementation date of the revised Pillar 3 disclosure requirements as finalized by the BCBS in December 2018 will be delayed until Q1 2023 at the earliest. In addition, OSFI’s implementation date of the final set of revisions to the BCBS market risk framework (known as the “fundamental review of the trading book” or FRTB) published in January 2019 is being delayed until Q1 2024. This extended timeline recognizes the complexity of the FRTB framework and the required infrastructure enhancements needed to adhere to it. OSFI’s implementation date of revised credit valuation adjustment risk framework is also being delayed to Q1 2024.

The Bank will continue to monitor and prepare for developments impacting regulatory capital requirements.

Regulatory Capital Pillar 3 Disclosure Requirements

In December 2018, the Basel Committee on Banking Supervision (BCBS) issued an update to its Pillar 3 disclosure requirements framework, as the third phase of the Committee’s disclosure project, which builds on the first and second phases, published by the Committee in January 2015 and March 2017, respectively. The third phase is primarily to address changes in disclosure requirements from the Basel III reforms finalized in December 2017, as well as other disclosure requirements related to asset encumbrance, capital distribution constraints, and the scope of disclosure requirements across resolution groups.

The Bank’s supplementary regulatory capital disclosures as at July 31, 2020 meet OSFI’s April 2017 disclosure guideline for the Committee’s first phase of the revised Pillar 3 disclosure requirements. OSFI’s disclosure guidelines for the implementation of the second and third phases of the Committee disclosure project are awaited.

Regulatory Developments Relating to Liquidity

The Net Stable Funding Ratio (NSFR) is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. As part of OSFI’s liquidity framework, a minimum NSFR requirement of 100% was implemented for January 2020. Public disclosure of this ratio is required commencing the first quarter of 2021.

Interest Rate Benchmark Reform

In July 2017, the UK Financial Conduct Authority (FCA), which began regulating the London Interbank Offered Rate (LIBOR) in 2013, announced that after December 31, 2021, it would stop making efforts to sustain the rate. This decision follows regulatory efforts to reform LIBOR and other interbank offered rates, which have been under increased scrutiny due to thinning underlying markets. As the administrator of LIBOR, the FCA, and regulators in other jurisdictions, have urged users of LIBOR to transition away from LIBOR and other interbank offered rates in favour of alternative risk-free rates (RFRs). The UK, Europe, the United States, Japan and Switzerland, have all recommended alternatives to LIBOR, based on either secured or unsecured overnight funding markets.

Some of those alternative rates, such as the Sterling Overnight Index Average (SONIA), the alternative to GBP LIBOR, and the Swiss Average Rate Overnight (SARON), the alternative for CHF LIBOR, were already widely used in those jurisdictions; others, like the Secured Overnight Financing Rate (SOFR), the rate recommended as the alternative to USD LIBOR, was newly introduced in 2018. These rates are inherently different from LIBOR and other interbank offered rates, lacking both a term structure and a credit component. These rate differences add complexity to the transition from LIBOR and other IBORs to their overnight alternatives, and mean that in some markets, such as those based on new rates like SOFR, have been slower to develop. In Canada, the Canadian Overnight Repo Rate Average (CORRA) has been recommended as the alternative to the Canadian Dollar Offered Rate (CDOR) for both derivative and cash products. Already available in the market, CORRA has been enhanced and reformed by its administrator, the Bank of Canada.

The Bank has established an enterprise wide program, aimed at ensuring a smooth transition from LIBOR and other IBORs to RFRs. The program has been focused on identifying and quantifying our exposures to various interest rate benchmarks, providing the capability to trade products referencing alternative RFRs and evaluating our existing contract amendment language in the event LIBOR ceases to exist. The Bank is reviewing contracts that reference IBORs with consideration to those extending past 2021. In addition, the Bank is assessing technology to ensure that it is fit for purpose and the Bank is working on consistent messaging to clients. The Bank’s approach contemplates transition risks as part of a comprehensive program of change to ensure that systems, processes and strategy provides for a smooth transition from the use of legacy rates and supports trading in alternative reference rates. In developing transition strategies, the Bank is integrating into its plans guidance from industry groups and regulatory bodies, such as the Alternative Reference Rate Committee in the US and the Financial Conduct Authority in the UK, regarding timing of key transition activities, such as ceasing to issue certain LIBOR-based products, and incorporating fallback language in specific instruments.

The International Accounting Standards Board (IASB) has approached the impact of Interest Rate Benchmark Reform on financial reporting in two phases. Phase one addresses issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative RFR; and phase two focuses on issues that might affect financial reporting when an existing interest rate benchmark is replaced with an RFR. The IASB finalized the phase one amendments in September 2019, which was adopted by the Bank effective November 1, 2019. The IASB has issued the Phase two Exposure Draft in April 2020 and aims to issue the final amendments in the latter half of 2020, with an effective date of annual periods beginning on or after January 1, 2021. The Bank as part of the Canadian financial services group is closely monitoring these developments.

Use of the Advanced Measurement Approach for Operational Risk Capital

In January 2020, OSFI revised its capital requirements for operational risk in consideration of the final Basel III revisions published by the BCBS in December 2017. Effective Q1 2023, institutions will be required to use the revised Basel III Standardized Approach for operational risk. OSFI has plans for further consultation related to the 2023 domestic implementation of the final Basel III reforms.

In the interim, for fiscal years 2020, 2021 and 2022, institutions previously approved for the Basel II Advanced Measurement Approach (AMA) for operational risk capital are to report using the existing Basel II Standardized Approach (TSA).

Regulatory Developments Relating to Interest Rate Risk

In May 2019, OSFI updated its guidelines on Interest Rate Risk in the Banking Book (IRRBB), a risk control framework to identify, assess and manage interest rate risk. The Bank has implemented in Q1, 2020, consistent with OSFI’s requirement.

Metals Investigations

Scotiabank has entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against Scotiabank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s previously disclosed investigations into Scotiabank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the resolutions, the Bank agreed to make aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and to retain an independent compliance monitor. The Bank fully reserved for the payments in these Resolutions in prior quarters. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements, except for changes to the accounting for leases resulting from the adoption of IFRS 16 Leases, and changes to the hedge accounting for hedge relationships directly impacted by the Interest Rate Benchmark Reform. These are discussed in Note 3 and 4 of the condensed interim consolidated financial statements.

Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report, other than the following:

IFRS 17 – Insurance Contracts

On June 25, 2020, the IASB issued amendments to IFRS 17 Insurance Contracts. The issued amendments are designed to make it easier for companies to explain their financial performance, reduce costs due to simplification of some requirements in the Standard and ease transition by deferring the effective date of the standard by two years. The standard will be effective as of November 1, 2023 for the Bank.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2020, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2019 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

Success in flattening the COVID-19 infection curve in several countries and the resulting re-opening of economies is leading to a powerful rebound in economic activity early in the second half of 2020. Across a range of mostly industrialized economies, indicators of household and business activity have moved decisively from the lows observed at the peak of the lockdowns. In Canada for instance, a very sharp increase in retail, auto and home sales is currently being observed. It seems clear at this point that economic outcomes in the second half of 2020 and in 2021 will be substantially better than those observed in the first half of 2020.

Notwithstanding the dynamism currently observed, it will take time for economies to recover the output lost as a result of COVID-19. Some sectors are facing prolonged challenges even as others have fared well through the pandemic. Some of these sectoral divergences are expected to persist as firms and households adjust their behaviour in response to the health crisis. Moreover, control over the virus remains key to a continued recovery, and recent evidence in some countries points to the challenges in keeping COVID-19 contained. Therefore, there remains considerable downside risk to the outlook as adjustment to the virus continues.

Given the magnitude of the shock and the adjustments currently underway, inflationary pressures are expected to remain largely muted across the major economies. This is likely to lead central banks to keep policy interest rates at current levels for an extended period. While yield curves should steepen a bit given the recovery in economic activity, the need for accommodative financial conditions is likely to prompt central banks to act if longer-term interest rates come under significant upward pressure.

Progress in re-opening economies is more limited in countries where the virus hit later or where a greater degree of informality complicates relief efforts. This is generally the case in the Pacific Alliance countries. Despite substantial economic and financial support programs in these countries, they have not yet observed the same rebound being observed in other economies, though a number of indicators suggest that economic recovery should be underway soon in most countries of the Pacific Alliance.

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MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at July 31, 2020	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion feature
Common shares (2)		$18,236		$0.90		1,211,429	n/a
Preferred shares
Preferred shares Series 30(3)		–		–		–	–
Preferred shares Series 31(3)		–		–		–	–
Preferred shares Series 32(4)		279		0.128938		11,162	Series 33
Preferred shares Series 33(4)		130		0.097860		5,184	Series 32
Preferred shares Series 34(4)(5)		350		0.343750		14,000	Series 35
Preferred shares Series 36(4)(5)		500		0.343750		20,000	Series 37
Preferred shares Series 38(4)(5)		500		0.303125		20,000	Series 39
Preferred shares Series 40(4)(5)		300		0.303125		12,000	Series 41

Additional Tier 1 securities	Amount ($ millions)		Distribution(6)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(7)		$750		$28.25		5.650	750
Subordinated additional Tier 1 capital securities (NVCC)(5)(8)	US$	1,250	US$	23.25		4.650	1,250
Subordinated additional Tier 1 capital securities (NVCC)(5)(9)	US$	1,250	US$	12.25		4.900	1,250

NVCC Subordinated debentures(5)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027						$1,250	2.58
Subordinated debentures due December 2025						750	3.37
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							11,993
(1)

Dividends on common shares are paid quarterly, if and when declared. Dividends declared as at August 25, 2020. The Board of Directors, at its meeting on August 24, 2020, approved a dividend of 90 cents per share payable to shareholders of record as of October 6, 2020 on October 28, 2020.

(2)	As at August 14, 2020, the number of outstanding common shares and options were 1,211,432 thousand and 11,989 thousand, respectively.
(3)	On April 27, 2020, the Bank redeemed all outstanding Non-cumulative Preferred shares series 30 and Series 31 and paid a dividend of $0.113750 and $0.166480, respectively, per share
(4)

These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2019 Annual Report for further details.

(5)

These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2019 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital securities (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC subordinated additional Tier 1 capital securities, and NVCC preferred shares as at July 31, 2020 would be 3,244 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(6)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(7)	These securities have exchange features. Refer to Table 27 in the Bank’s 2019 Annual Report for further details.
(8)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(9)

Quarterly distributions are recorded in each fiscal quarter, if and when paid. Refer to Note 12 of the Condensed Interim Consolidated Financial Statements for more details on the subordinated additional Tier 1 capital securities issued during the quarter.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2019 Annual Report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

55	Condensed Interim Consolidated Financial Statements

60	Notes to the Condensed Interim Consolidated Financial Statements

	60	Note 1 - Reporting entity

	60	Note 2 - Basis of preparation

	61	Note 3 - Significant accounting policies

	62	Note 4 - Transition to IFRS 16

	63	Note 5 - Future accounting developments

	63	Note 6 - Cash and deposits with financial institutions

	63	Note 7 - Investment securities

	65	Note 8 - Loans, impaired loans and allowance for credit losses

	73	Note 9 - Derecognition of financial assets

75	Note 10 - Investments in associates

75	Note 11 - Deposits

76	Note 12 - Capital and financing transactions

76	Note 13 - Capital management

77	Note 14 - Share-based payments

77	Note 15 - Employee benefits

77	Note 16 - Operating segments

80	Note 17 - Interest income and expense

81	Note 18 - Earnings per share

81	Note 19 - Financial instruments

88	Note 20 - Corporate income taxes

88	Note 21 - Divestitures

89	Note 22 - Metals investigations

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2020	April 30 2020	October 31 2019
Assets
Cash and deposits with financial institutions	6	$59,041	$103,904	$46,720
Precious metals		2,743	4,939	3,709
Trading assets
Securities		111,855	105,250	112,664
Loans		10,864	15,359	13,829
Other		1,035	876	995
		123,754	121,485	127,488
Securities purchased under resale agreements and securities borrowed		126,460	131,166	131,178
Derivative financial instruments		55,632	64,617	38,119
Investment securities	7	122,565	119,602	82,359
Loans
Residential mortgages	8	277,522	272,566	268,169
Personal loans	8	94,286	95,791	98,631
Credit cards	8	15,350	15,966	17,788
Business and government	8	233,414	246,868	212,972
		620,572	631,191	597,560
Allowance for credit losses	8(c)	7,221	6,005	5,077
		613,351	625,186	592,483
Other
Customers’ liability under acceptances, net of allowance		15,963	22,668	13,896
Property and equipment(1)		6,025	6,124	2,669
Investments in associates	10	2,399	2,432	5,614
Goodwill and other intangible assets		17,136	17,112	17,465
Deferred tax assets		2,164	1,670	1,570
Other assets		22,639	26,168	22,891
		66,326	76,174	64,105
Total assets		$1,169,872	$1,247,073	$1,086,161
Liabilities
Deposits
Personal	11	$242,876	$234,361	$224,800
Business and government	11	482,050	514,444	461,851
Financial institutions	11	43,067	48,885	46,739
		767,993	797,690	733,390
Financial instruments designated at fair value through profit or loss		17,522	16,111	12,235
Other
Acceptances		16,071	22,712	13,901
Obligations related to securities sold short		33,913	32,165	30,404
Derivative financial instruments		54,698	65,002	40,222
Obligations related to securities sold under repurchase agreements and securities lent		137,351	166,118	124,083
Subordinated debentures	12	7,336	7,484	7,252
Other liabilities(1)		64,413	69,456	54,482
		313,782	362,937	270,344
Total liabilities		1,099,297	1,176,738	1,015,969
Equity
Common equity
Common shares	12	18,236	18,231	18,264
Retained earnings		45,689	45,456	44,439
Accumulated other comprehensive income (loss)		(1,402)	218	570
Other reserves		360	359	365
Total common equity		62,883	64,264	63,638
Preferred shares and other equity instruments	12	5,308	3,619	3,884
Total equity attributable to equity holders of the Bank		68,191	67,883	67,522
Non-controlling interests in subsidiaries		2,384	2,452	2,670
Total equity		70,575	70,335	70,192
Total liabilities and equity		$1,169,872	$1,247,073	$1,086,161
(1)	The amounts for the periods ended July 31, 2020 and April 30, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Note 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2020    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Revenue Interest income(1)
Loans		$6,420	$7,066	$7,490	$20,873	$21,745
Securities		460	567	593	1,577	1,676
Securities purchased under resale agreements and securities borrowed		57	79	126	235	396
Deposits with financial institutions		49	126	231	375	715
	17	6,986	7,838	8,440	23,060	24,532
Interest expense
Deposits		2,425	2,922	3,574	8,676	10,394
Subordinated debentures		53	67	77	190	211
Other(2)		255	432	415	1,132	1,086
	17	2,733	3,421	4,066	9,998	11,691
Net interest income		4,253	4,417	4,374	13,062	12,841
Non-interest income
Card revenues		164	179	240	608	732
Banking services fees		337	386	445	1,164	1,339
Credit fees		333	330	325	1,003	971
Mutual funds		486	458	472	1,439	1,373
Brokerage fees		225	228	217	677	650
Investment management and trust		225	232	259	708	787
Underwriting and other advisory		202	172	110	538	351
Non-trading foreign exchange		170	184	171	539	506
Trading revenues		736	691	397	1,913	1,112
Net gain on sale of investment securities		145	239	118	425	226
Net income from investments in associated corporations		42	60	190	193	489
Insurance underwriting income, net of claims		113	115	165	377	518
Other fees and commissions		158	191	231	537	728
Other		145	74	(55)	648	443
		3,481	3,539	3,285	10,769	10,225
Total revenue		7,734	7,956	7,659	23,831	23,066
Provision for credit losses		2,181	1,846	713	4,953	2,274
		5,553	6,110	6,946	18,878	20,792
Non-interest expenses
Salaries and employee benefits		2,066	2,192	2,138	6,553	6,328
Premises and technology(2)		601	590	697	1,801	2,095
Depreciation and amortization(2)		377	363	276	1,139	782
Communications		105	111	113	325	341
Advertising and business development		98	118	162	349	451
Professional		181	203	197	569	618
Business and capital taxes		130	123	130	394	389
Other		460	663	496	1,669	1,422
		4,018	4,363	4,209	12,799	12,426
Income before taxes		1,535	1,747	2,737	6,079	8,366
Income tax expense	20	231	423	753	1,125	1,876
Net income		$1,304	$1,324	$1,984	$4,954	$6,490
Net income attributable to non-controlling interests in subsidiaries		(51)	15	120	3	301
Net income attributable to equity holders of the Bank		$1,355	$1,309	$1,864	$4,951	$6,189
Preferred shareholders and other equity instrument holders		23	66	25	114	118
Common shareholders		$1,332	$1,243	$1,839	$4,837	$6,071
Earnings per common share (in dollars)
Basic	18	$1.10	$1.03	$1.51	$3.99	$4.96
Diluted	18	1.04	1.00	1.50	3.88	4.94
Dividends paid per common share (in dollars)		0.90	0.90	0.87	2.70	2.59
(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,839 for the three months ended July 31, 2020 (April 30, 2020 – $7,709; July 31, 2019 – $8,348) and for the nine months ended July 31, 2020 – $22,663 (July 31, 2019 – $24,290).

(2)	The amounts for the periods ended July 31, 2020 and April 30, 2020 have been prepared in accordance with IFRS 16; prior period amounts have not been restated (refer to Notes 3 and 4).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

56    Scotiabank Third Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Net income	$1,304	$1,324	$1,984	$4,954	$6,490
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(1,411)	712	(1,093)	(1,885)	340
Net gains (losses) on hedges of net investments in foreign operations	529	(417)	220	341	(314)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(24)	69	(10)	46	2
Net gains (losses) on hedges of net investments in foreign operations	139	(109)	58	90	(82)
	(997)	335	(921)	(1,680)	106
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	553	1,003	412	1,730	1,102
Reclassification of net (gains) losses to net income	(195)	(960)	(366)	(1,230)	(933)
Income tax expense (benefit):
Net gains (losses) in fair value	152	222	104	446	280
Reclassification of net (gains) losses to net income	(48)	(240)	(99)	(313)	(248)
	254	61	41	367	137
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	1,362	1,615	(842)	3,204	(257)
Reclassification of net (gains) losses to net income	(1,557)	(1,310)	1,324	(2,989)	1,077
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	386	417	(223)	870	(69)
Reclassification of net (gains) losses to net income	(456)	(331)	349	(824)	282
	(125)	219	356	169	607
Other comprehensive income (loss) from investments in associates	10	8	25	(9)	82
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(504)	(49)	(475)	(911)	(1,171)
Income tax expense (benefit)	(139)	1	(130)	(231)	(303)
	(365)	(50)	(345)	(680)	(868)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	58	(190)	35	(78)	85
Income tax expense (benefit)	18	(56)	8	(20)	20
	40	(134)	27	(58)	65
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(585)	404	6	(193)	(7)
Income tax expense (benefit)	(154)	106	2	(51)	(2)
	(431)	298	4	(142)	(5)
Other comprehensive income (loss) from investments in associates	–	(1)	–	(8)	(3)
Other comprehensive income (loss)	(1,614)	736	(813)	(2,041)	121
Comprehensive income (loss)	$(310)	$2,060	$1,171	$2,913	$6,611
Comprehensive income (loss) attributable to non-controlling interests	(45)	(10)	(44)	(93)	227
Comprehensive income (loss) attributable to equity holders of the Bank	(265)	2,070	1,215	3,006	6,384
Preferred shareholders and other equity instrument holders	23	66	25	114	118
Common shareholders	$(288)	$2,004	$1,190	$2,892	$6,266

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2020    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2019	$18,264	$44,439	$800	$37	$(55)	$650	$(862)	$365	$63,638	$3,884	$67,522	$2,670		$70,192
Net income	–	4,837	–	–	–	–	–	–	4,837	114	4,951	3		4,954
Other comprehensive income (loss)	–	–	(1,616)	367	(57)	171	(810)	–	(1,945)	–	(1,945)	(96)		(2,041)
Total comprehensive income	$–	$4,837	$(1,616)	$367	$(57)	$171	$(810)	$–	$2,892	$114	$3,006	$(93)		$2,913
Shares issued	56	–	–	–	–	–	–	(9)	47	1,689	1,736	–		1,736
Shares repurchased/redeemed	(84)	(330)	–	–	–	–	–	–	(414)	(265)	(679)	–		(679)
Dividends and distributions paid to equity holders	–	(3,272)	–	–	–	–	–	–	(3,272)	(114)	(3,386)	(141)		(3,527)
Share-based payments(3)	–	–	–	–	–	–	–	5	5	–	5	–		5
Other	–	15	–	–	(27)	–	–	(1)	(13)	–	(13)	(52	)(4)	(65)
Balance as at July 31, 2020	$18,236	$45,689	$(816)	$404	$(139)	$821	$(1,672)	$360	$62,883	$5,308	$68,191	$2,384		$70,575

Balance as at October 31, 2018	$18,234	$41,414	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$61,044	$4,184	$65,228	$2,452		$67,680
Cumulative effect of adopting IFRS 15	–	(58)	–	–	–	–	–	–	(58)	–	(58)	–		(58)
Balance as at November 1, 2018	$18,234	$41,356	$1,441	$(68)	$(126)	$(121)	$(134)	$404	$60,986	$4,184	$65,170	$2,452		$67,622
Net income	–	6,071	–	–	–	–	–	–	6,071	118	6,189	301		6,490
Other comprehensive income (loss)	–	–	164	137	41	654	(801)	–	195	–	195	(74)		121
Total comprehensive income	$–	$6,071	$164	$137	$41	$654	$(801)	$–	$6,266	$118	$6,384	$227		$6,611
Shares issued	211	–	–	–	–	–	–	(31)	180	–	180	–		180
Shares repurchased/redeemed	(150)	(569)	–	–	–	–	–	–	(719)	(300)	(1,019)	–		(1,019)
Dividends and distributions paid to equity holders	–	(3,166)	–	–	–	–	–	–	(3,166)	(118)	(3,284)	(131)		(3,415)
Share-based payments(3)	–	–	–	–	–	–	–	6	6	–	6	–		6
Other	–	(10)	–	–	–	–	–	(9)	(19)	–	(19)	165	(4)	146
Balance as at July 31, 2019	$18,295	$43,682	$1,605	$69	$(85)	$533	$(935)	$370	$63,534	$3,884	$67,418	$2,713		$70,131
(1)	Includes undistributed retained earnings of $63 (July 31, 2019 – $62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 14).
(4)	Includes changes to non-controlling interests arising from business combinations and related transactions.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

58    Scotiabank Third Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2020(1)	July 31 2019	July 31 2020(1)	July 31 2019
Cash flows from operating activities
Net income	$1,304	$1,984	$4,954	$6,490
Adjustment for:
Net interest income	(4,253)	(4,374)	(13,062)	(12,841)
Depreciation and amortization	377	276	1,139	782
Provision for credit losses	2,181	713	4,953	2,274
Equity-settled share-based payment expense	1	1	5	6
Net gain on sale of investment securities	(145)	(118)	(425)	(226)
Net (gain)/loss on divestitures	(44)	302	(306)	129
Net income from investments in associated corporations	(42)	(190)	(193)	(489)
Income tax expense	231	753	1,125	1,876
Changes in operating assets and liabilities:
Trading assets	(3,889)	(16,188)	4,499	(31,620)
Securities purchased under resale agreements and securities borrowed	2,159	4,582	7,004	(15,963)
Loans	5,957	(11,567)	(32,288)	(36,406)
Deposits	(19,527)	18,271	40,775	45,677
Obligations related to securities sold short	1,859	(3,558)	2,994	(6,077)
Obligations related to securities sold under repurchase agreements and securities lent	(25,874)	(1,776)	10,756	19,495
Net derivative financial instruments	394	(1,394)	631	462
Other, net	(5,416)	1,434	4,062	(630)
Dividends received	206	137	620	355
Interest received	6,784	8,594	22,541	24,409
Interest paid	(2,958)	(4,245)	(10,636)	(11,520)
Income tax paid	(151)	(674)	(1,339)	(2,273)
Net cash from/(used in) operating activities	(40,846)	(7,037)	47,809	(16,090)
Cash flows from investing activities
Interest-bearing deposits with financial institutions	42,478	5,014	(12,856)	19,163
Purchase of investment securities	(42,470)	(22,724)	(128,085)	(67,536)
Proceeds from sale and maturity of investment securities	38,126	24,735	88,826	65,110
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	131	–	3,938	(36)
Property and equipment, net of disposals	(165)	66	(568)	(38)
Other, net	(45)	(417)	(472)	(431)
Net cash from/(used in) investing activities	38,055	6,674	(49,217)	16,232
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	1,500	–	3,250
Redemption/repayment of subordinated debentures	(6)	(4)	(6)	(18)
Redemption of preferred shares	–	–	(265)	(300)
Proceeds from preferred shares issued	1,689	–	1,689	–
Proceeds from common shares issued	5	53	56	211
Common shares purchased for cancellation	–	(196)	(414)	(719)
Cash dividends and distributions paid	(1,113)	(1,087)	(3,386)	(3,284)
Distributions to non-controlling interests	(12)	(39)	(141)	(131)
Payment of lease liabilities	(87)	–	(258)	–
Other	1,958	1,178	4,353	2,336
Net cash from/(used in) financing activities	2,434	1,405	1,628	1,345
Effect of exchange rate changes on cash and cash equivalents	(215)	(154)	(33)	64
Net change in cash and cash equivalents	(572)	888	187	1,551
Cash and cash equivalents at beginning of period(2)	11,663	9,660	10,904	8,997
Cash and cash equivalents at end of period(2)	$11,091	$10,548	$11,091	$10,548
(1)	The amounts for the period ended July 31, 2020 have been prepared in accordance with IFRS 16; prior year amounts have not been restated (refer to Notes 3 and 4).
(2)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2020    59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2019.

The condensed interim consolidated financial statements for the quarter ended July 31, 2020 have been approved by the Board of Directors for issue on August 25, 2020.

Certain comparative amounts have been restated to conform with the basis of presentation in the current period.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial assets and derecognition of financial assets and liabilities.

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that require a high degree of judgement. These include assessment of significant increase in credit risk, the forecast of macroeconomic variables for multiple scenarios and probability weightings of the scenarios. In the current economic environment resulting from COVID-19, the models in isolation may not capture all the uncertainty as well as the impact of the public support programs by the governments and central banks. Therefore, management has applied significant expert credit judgment in the determination of the allowance for credit losses.

The fair value of financial instruments (including derivatives) is a market-based measurement that considers assumptions that market participants would use, reflecting market conditions at the measurement date. For a more accurate representation of fair value, certain adjustments for credit spreads, funding levels, market volatility, bid-offer spreads, unobservable parameters, prices in inactive or illiquid markets and when applicable funding costs are required. The Bank has considered current market conditions due to COVID-19 and assessed the impact of any unobservable inputs and has applied significant judgement in the selection of those inputs to determine the fair value of financial instruments.

For the purpose of assessing impairment on non-financial assets such as goodwill significant judgment is applied in determining the recoverable amounts. The evaluation of these assets taking into consideration the current environment did not result in the identification of any indicators of impairment as at July 31, 2020.

In relation to the Bank’s participation in the Government of Canada’s Emergency Business Account (CEBA) and Business Credit Availability Program (BCAP), the Bank used judgment to determine if the derecognition requirements for financial assets under IFRS 9 are met.

While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

60    Scotiabank Third Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2019.

Except for the changes described below, the significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2019 as described in Note 3 of the Bank’s 2019 annual consolidated financial statements.

Leases

At inception of a contract, the Bank assesses whether a contract is, or contains, a lease. A contract is a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

As a lessee

The Bank recognizes a right-of-use (“ROU”) asset and a lease liability at the lease commencement date.

Asset

A ROU is an asset that represents a lessee’s right to use an underlying asset for the lease term. The ROU asset is initially measured at cost, which is based on the initial amount of the lease liability, and any direct costs incurred, any lease payments made at or before the commencement date net of lease incentives received, and estimated decommissioning costs.

The ROU asset is subsequently measured at cost less accumulated depreciation and accumulated impairment losses, if any. The ROU asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the end of the lease term. The depreciation is recorded in Depreciation and amortization in the Consolidated Statement of Income. In addition, the ROU asset is adjusted for certain remeasurements of the lease liability.

Liability

At commencement date, the Bank initially measures the lease liability at the present value of the future lease payments, discounted using the Bank’s incremental borrowing rate. The Bank’s discount rate is based on the borrowing rate on its debt of different maturities that match the term of the lease. The discount rate is also dependent on the Bank’s credit risk and economic environment in which the lease is entered. The lease liability is subsequently measured at amortized cost using the effective interest method. It is re-measured if the Bank changes its assessment of whether it will exercise a purchase, extension or termination option. Interest expense is recorded in “Interest expense – Other” in the consolidated statement of income.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Presentation

The Bank presents ROU assets in “Property and equipment” and lease liabilities in “Other liabilities” in the Consolidated Statement of Financial Position.

Sale and lease back transactions

Where the Bank enters into a sale-and-leaseback transaction (as the seller-lessee) which is deemed a sale, the Bank derecognizes the asset, applies the lessee accounting model to the leaseback and measures the ROU asset at cost. The gain/loss recognized on this transaction is recorded in other non-interest income in the Consolidated Statement of Income. Where the transfer is not deemed a sale, the Bank continues to recognize the underlying asset and recognizes a financial liability for any amount received from the buyer-lessor.

Short-term leases and leases of low-value assets

The Bank has elected not to recognize ROU assets and lease liabilities for short-term leases of assets that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes the lease payment associated with these leases as an expense on a straight-line basis over the lease term.

Determining lease term

The Bank’s expectation of exercising the option to renew a lease is determined by assessing if the Bank is “reasonably certain” to exercise that option. The Bank will be reasonably certain to exercise an option when factors create a significant economic incentive to do so. This assessment requires a significant level of judgement as it is based on current expectations of future decisions.

The Bank considers the following criteria when determining whether it has an economic incentive that makes it reasonably certain to exercise an option: key locations for its branch network, locations on which the Bank has spent significant capital on renovation work, contribution to profit, value of locations based on current economic environment and the remaining term of existing leases.

Hedging Relationships Directly Impacted by Interest Rate Benchmark Reform

On September 26, 2019, the IASB issued amendments to IAS 39 and IFRS 7 (the “Amendments”) for hedging relationships that are directly impacted by the Interest Rate Benchmark Reform (the “Reform”).

The Amendments provide temporary relief for certain aspects of hedge accounting, in order to address uncertainties arising from the Reform with respect to:

a) the interest rate benchmark designated as a hedged risk; and/or

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.

The Amendments are mandatorily effective as at November 1, 2020 for the Bank, and will continue to apply up to the point where such uncertainties are eliminated.

The Bank designates certain derivative and non-derivative instruments in hedge accounting relationships, and currently applies the hedge accounting requirements of IAS 39 and related disclosure requirements of IFRS 7.

The Bank early adopted the Amendments to IAS 39 and IFRS 7 effective November 1, 2019, as permitted by the standard. Consequently, hedging relationships and balances outstanding as at November 1, 2019, and those designated thereafter, that are directly affected by the Reform, would be subject to the accounting and disclosure requirements of the Amendments on a retrospective basis.

For aspects of hedge accounting not covered by the Amendments and hedges that are not directly impacted by the Reform, the accounting policies as described in Note 3 of the Bank’s consolidated financial statements in the 2019 Annual Report continue to apply.

Assessment of Hedge Effectiveness

Under IAS 39, the Bank formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items within an 80-125% range. This assessment incorporates a comparison of critical terms of the hedged and hedging item, and regression analysis, in order to determine (i) whether the hedge relationship is expected to be highly effective going forward (i.e. prospective effectiveness assessment) and (ii) whether the hedge was actually highly effective for the designated period (i.e. retrospective effectiveness assessment).

In assessing prospective hedge effectiveness for a hedge relationship directly impacted by the Reform, the Bank will assume that the benchmark interest rate is not altered as a result of the Reform.

In instances of assessing retrospective hedge effectiveness where a hedge relationship directly impacted by the Reform fall outside of the 80-125% range, the Bank will continue hedge accounting as long as other hedge accounting requirements are met.

Requirements Specific to Cash Flow Hedges

For the Bank’s cash flow hedges of forecasted transactions that are directly affected by the Reform, it is assumed that the benchmark interest rate will not be altered as a result of the Reform for purposes of assessing whether the transactions are highly probable or whether the transactions are still expected to occur.

Summary of Exposures

Currently, the Bank’s hedge relationships referencing USD LIBOR, EURIBOR and GBP LIBOR, and extending beyond December 31, 2021 are viewed to be directly impacted by the Reform and thus subject to the requirements of the Amendments. The following table summarizes the Bank’s hedging derivatives as at November 1, 2019 relating to hedges directly impacted by the Reform:

As at November 1, 2019 ($ billions)
Interest Rate Benchmark Index	Notional of Hedging Derivatives Maturing after December 2021
USD LIBOR	81.4
EURIBOR	25.9
GBP LIBOR	3.3
Total	110.6

The specific interest rate benchmarks affected by the Reform, as well as the pace and timing at which markets transition away from the existing IBOR benchmark rate to an alternative benchmark rate, will vary across different rates, jurisdictions and product types. As such, the Bank is applying its best judgement to analyze market expectations, in order to identify the interest rate benchmarks and related hedges impacted by the Reform.

IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 which became effective for the Bank beginning November 1, 2019 clarifies the accounting for uncertainties over income taxes. The interpretation provides guidance on how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not have a significant impact on the Bank’s consolidated financial statements.

Amendment to IFRS 16: COVID-19 related rent concessions

On May 28, 2020 the IASB issued an amendment to IFRS 16 Leases. The amendment provides a practical expedient that exempts lessees from assessing whether a COVID-19 related rent concession is a lease modification. It applies to COVID-19 related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment is effective for annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The Bank has elected to early adopt this amendment starting June 1, 2020. The adoption of this amendment did not have a significant impact on the Bank’s consolidated financial statements.

4.	Transition to IFRS 16

On November 1, 2019, the Bank adopted IFRS 16 Leases. The new standard replaces the previous standard IAS 17 Leases. IFRS 16 results in lessees accounting for most leases within the scope of the standard in a manner similar to the way in which finance leases were accounted for under IAS 17. Lessor accounting remains largely unchanged under IFRS 16.

IFRS 16 applies to all leases with the exception of assets within the scope of IAS 38 Intangible assets. IFRS 16 requires lessees to recognize a right-of-use (“ROU”) asset and a corresponding financial liability on the balance sheet. The ROU asset will be amortized over the length of the lease, and the financial liability measured at amortized cost.

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Transition Adjustment

The Bank applied IFRS 16 on a modified retrospective approach and took advantage of the option not to restate comparative periods.

The Bank applied the following transition options available under the modified retrospective approach:

•	Measure the ROU asset at the date of initial application as equal to lease liability adjusted by any prepaid or accrued lease payments.

•	Not apply IFRS 16 to operating leases with a remaining lease term of less than 12 months (short-term leases) or low value assets.

•	Not apply IFRS 16 to leases of intangible assets.

The Bank adopted IFRS 16 as at November 1, 2019 using a modified retrospective approach, this increased “Property and Equipment” by $3,620 million (being the net increase in ROU assets) and “Other liabilities” by $3,648 million from recognized lease liabilities. The difference between the increase in ROU assets and lease liabilities was due primarily to tenant inducements for properties rented by the Bank. There was no impact on opening shareholders’ equity. The amount of the lease liabilities above differed from the amount of operating lease commitments disclosed in Note 35(c) to the Consolidated Financial Statements in the 2019 Annual Report due mainly to an increase related to renewal options reasonably certain to be exercised partially offset by operating lease commitments for contracts not yet commenced and the effects of discounting the lease liabilities. The Bank used its incremental borrowing rate as of November 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate used is 3.5%.

5.	Future accounting developments

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2019 Annual Report, other than the following:

IFRS 17 – Insurance Contracts

On June 25, 2020, the IASB issued amendments to IFRS 17 Insurance Contracts. The issued amendments are designed to make it easier for companies to explain their financial performance, reduce costs due to simplification of some requirements in the Standard and ease transition by deferring the effective date of the standard by two years. The standard will be effective as of November 1, 2023 for the Bank.

6.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2020		April 30 2020		October 31 2019
Cash and non-interest-bearing deposits with financial institutions	$11,091		$11,663		$10,904
Interest-bearing deposits with financial institutions	47,950		92,241		35,816
Total	$59,041	(1)	$103,904	(1)	$46,720	(1)
(1)	Net of allowances of $2 (April 30, 2020 – $2; October 31, 2019 – $3).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $6,723 million (April 30, 2020 – $7,873 million; October 31, 2019 – $9,401 million) and are included above.

7.	Investment securities

The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2020	April 30 2020	October 31 2019
Debt investment securities measured at FVOCI	$83,663	$83,466	$58,157
Debt investment securities measured at amortized cost	36,116	33,482	21,845
Equity investment securities designated at FVOCI	1,643	1,467	1,561
Investment securities measured at FVTPL	1,143	1,187	796
Total investment securities	$122,565	$119,602	$82,359

(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$21,199	$589	$–	$21,788
Canadian provincial and municipal debt	19,215	300	–	19,515
U.S. treasury and other U.S. agency debt	12,663	738	–	13,401
Other foreign government debt	27,339	360	6	27,693
Other debt	1,238	29	1	1,266
Total	$81,654	$2,016	$7	$83,663

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As at April 30, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$28,710	$524	$2	$29,232
Canadian provincial and municipal debt	12,366	187	3	12,550
U.S. treasury and other U.S. agency debt	15,465	720	–	16,185
Other foreign government debt	23,461	222	48	23,635
Other debt	1,847	20	3	1,864
Total	$81,849	$1,673	$56	$83,466

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$12,176	$216	$11	$12,381
Canadian provincial and municipal debt	3,203	42	4	3,241
U.S. treasury and other U.S. agency debt	19,527	384	22	19,889
Other foreign government debt	20,543	87	19	20,611
Other debt	2,012	24	1	2,035
Total	$57,461	$753	$57	$58,157

(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2020		April 30, 2020		October 31, 2019
($ millions)	Fair value	Carrying value(1)	Fair value	Carrying value(1)	Fair value	Carrying value(1)
Canadian federal and provincial government issued or guaranteed debt	$21,737	$21,615	$17,600	$17,506	$7,575	$7,580
U.S. treasury and other U.S. agency debt	11,468	11,071	12,576	12,122	9,419	9,279
Other foreign government debt	1,757	1,736	1,667	1,654	1,979	1,970
Corporate debt	1,707	1,694	2,214	2,200	3,027	3,016
Total	$36,669	$36,116	$34,057	$33,482	$22,000	$21,845
(1)	Balances are net of allowances of nil (April 30, 2020 – nil; October 31, 2019 – nil).

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)

The Bank has designated certain equity securities at FVOCI shown in the following table as these instruments are held for strategic purposes.

As at July 31, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$26	$–	$12	$14
Common shares	1,453	234	58	1,629
Total	$1,479	$234	$70	$1,643

As at April 30, 2020 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$21	$–	$3	$18
Common shares	1,343	184	78	1,449
Total	$1,364	$184	$81	$1,467

As at October 31, 2019 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$146	$–	$53	$93
Common shares	1,262	223	17	1,468
Total	$1,408	$223	$70	$1,561

Dividend income earned on equity securities designated at FVOCI of $16 million for the three months ended July 31, 2020 (April 30, 2020 – $17 million; July 31, 2019 – $13 million) and for the nine months ended July 31, 2020 – $50 million (July 31, 2019 – $42 million) has been recognized in interest income.

During the three months ended July 31, 2020, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $76 million (April 30, 2020 – $190 million; July 31, 2019 – $48 million) and for the nine months ended July 31, 2020 – $608 million (July 31, 2019 – $251 million). This has resulted in a loss of $2 million in the three months ended July 31, 2020 (April 30, 2020 – $87 million loss; July 31, 2019 – $8 million loss) and for the nine months ended a loss of $109 million (July 31, 2019 – $54 million loss).

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8.	Loans, impaired loans and allowance for credit losses

(a) Loans at amortized cost

	As at
	July 31, 2020
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$277,522	$822	$276,700
Personal loans	94,286	2,960	91,326
Credit cards	15,350	1,845	13,505
Business and government	233,414	1,594	231,820
Total	$620,572	$7,221	$613,351

	As at
	April 30, 2020			October 31, 2019
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$272,566	$706	$271,860	$268,169	$680	$267,489
Personal loans	95,791	2,445	93,346	98,631	2,065	96,566
Credit cards	15,966	1,482	14,484	17,788	1,255	16,533
Business and government	246,868	1,372	245,496	212,972	1,077	211,895
Total	$631,191	$6,005	$625,186	$597,560	$5,077	$592,483

(b) Impaired loans(1)(2)

	As at
	July 31, 2020
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,643	$324	$1,319
Personal loans	1,104	734	370
Credit cards	–	–	–
Business and government	2,401	729	1,672
Total	$5,148	$1,787	$3,361
By geography:
Canada	$1,307	$493	$814
United States	73	4	69
Mexico	565	186	379
Peru	638	420	218
Chile	1,010	232	778
Colombia	460	107	353
Other international	1,095	345	750
Total	$5,148	$1,787	$3,361

	As at
	April 30, 2020			October 31, 2019
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,682	$296	$1,386	$1,830	$325	$1,505
Personal loans	1,171	647	524	1,094	591	503
Credit cards	–	–	–	–	–	–
Business and government	2,267	704	1,563	2,211	679	1,532
Total	$5,120	$1,647	$3,473	$5,135	$1,595	$3,540
By geography:
Canada	$1,385	$438	$947	$1,133	$375	$758
United States	78	6	72	94	5	89
Mexico	488	166	322	485	178	307
Peru	646	364	282	642	332	310
Chile	842	178	664	844	180	664
Colombia	471	131	340	505	151	354
Other international	1,210	364	846	1,432	374	1,058
Total	$5,120	$1,647	$3,473	$5,135	$1,595	$3,540
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2020 was $13 (April 30, 2020 – $12; October 31, 2019 – $12).
(2)	Additional interest income of approximately $74 would have been recorded if the above loans had not been classified as impaired (April 30, 2020 – $84; October 31, 2019 – $92).

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(c)	Allowance for credit losses

(i)	Key inputs and assumptions

The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•

Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.

The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and severe pessimistic).

The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables

The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays (up or down) using expert credit judgement may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.

In considering the assumptions used to measure expected credit losses this quarter, the Bank contemplated both the unprecedented impact and significant uncertainty COVID-19 has had to current conditions and outlook, including the timing of economic recovery combined with the continued shut-down of economies around the world and associated uncertainty regarding re-opening.

The Bank has applied expert credit judgement, including consideration of the significant government assistance programs, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in risk. Utilization of a payment deferral program was not considered an immediate trigger, in keeping with IASB and regulatory guidance, for an account to migrate to a progressive stage. Early observations of payment behaviour of expiries for this quarter were considered in the assessment of the changes in the risk of default occurring over the expected life of a financial instrument when determining staging, is a key input in determining migration. Assessments also considered that the impact from COVID-19 on Pacific Alliance countries started later than in Canada, resulting in higher level of allowance requirements for the region this quarter.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base scenario and three alternate forward-looking scenarios. In these scenarios the Bank considered recovery time periods ranging from more immediate (V shape), mid-term (U shape) to longer-term (L shape) periods. This quarter, the Bank lessened the weight of the pessimistic scenarios, though still greater than the base scenario in calculating the allowance for credit losses on performing loans.

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The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic, pessimistic, and severe pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at July 31, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	-0.1	3.1	3.6	3.3	-5.8	5.0	-13.5	7.5
Unemployment rate, average %	9.1	5.7	7.8	4.5	12.1	6.1	15.9	7.7
Bank of Canada overnight rate target, average %	0.3	1.5	1.1	2.3	0.3	1.0	0.3	0.5
HPI - Housing Price Index, y/y % change	-5.7	4.2	-3.7	4.4	-9.9	5.7	-14.2	6.0
USDCAD exchange rate, average	1.32	1.24	1.31	1.23	1.34	1.25	1.35	1.27
US
Real GDP growth, y/y % change	1.8	2.4	5.0	2.9	-2.0	3.6	-8.9	5.8
Unemployment rate, average %	9.6	3.8	8.9	3.2	11.0	4.5	13.5	8.0
Mexico
Real GDP growth, y/y % change	-4.7	2.5	-1.0	3.7	-8.4	3.7	-14.9	6.0
Unemployment rate, average %	6.8	4.8	5.2	3.1	9.8	5.3	13.6	6.8
Chile
Real GDP growth, y/y % change	-1.0	2.3	2.3	3.2	-4.8	3.5	-11.5	5.7
Unemployment rate, average %	10.5	7.4	8.9	4.7	13.5	7.9	17.3	9.4
Peru
Real GDP growth, y/y % change	-1.0	4.0	0.3	4.6	-1.9	4.7	-6.3	6.5
Unemployment rate, average %	9.2	7.5	8.3	5.8	11.2	8.0	14.3	9.6
Colombia
Real GDP growth, y/y % change	-0.4	3.5	0.6	4.0	-1.2	4.2	-5.7	6.1
Unemployment rate, average %	15.6	8.7	15.1	7.6	17.6	9.3	20.7	10.9
Caribbean
Real GDP growth, y/y % change	0.5	4.1	1.7	4.5	-1.5	4.7	-5.3	5.8
Global
WTI oil price, average USD/bbl	41	55	46	69	35	45	31	37
Copper price, average USD/lb	2.49	2.81	2.63	3.14	2.32	2.56	2.20	2.24
Global GDP, y/y % change	2.49	3.56	4.83	4.03	-0.27	4.48	-5.14	6.00

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Severe Pessimistic
As at April 30, 2020	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	-9.5	4.8	-7.9	5.1	-14.1	6.4	-19.1	7.5
Unemployment rate, average %	11.7	6.0	11.2	5.3	14.3	6.7	16.6	8.3
Bank of Canada overnight rate target, average %	0.3	1.2	0.7	1.8	0.3	0.8	0.3	0.5
HPI - Housing Price Index, y/y % change	-6.5	3.7	-5.8	4.0	-8.4	4.0	-10.9	3.9
USDCAD exchange rate, average	1.39	1.26	1.39	1.26	1.50	1.29	1.52	1.35
US
Real GDP growth, y/y % change	-6.3	3.9	-4.6	4.2	-9.9	5.1	-14.9	6.1
Unemployment rate, average %	11.1	4.9	10.7	4.5	13.1	6.1	15.1	9.1
Mexico
Real GDP growth, y/y % change	-7.8	1.8	-3.5	3.9	-11.4	3.0	-16.2	4.0
Unemployment rate, average %	7.0	5.1	5.3	1.6	9.5	5.8	11.9	7.5
Chile
Real GDP growth, y/y % change	-1.8	2.4	0.0	3.1	-5.6	3.6	-10.7	4.6
Unemployment rate, average %	8.3	6.8	7.6	5.0	10.9	7.5	13.3	9.2
Peru
Real GDP growth, y/y % change	-0.6	3.7	0.0	4.2	-2.5	4.6	-6.2	5.4
Unemployment rate, average %	8.8	7.3	8.5	6.5	10.6	8.0	12.8	9.7
Colombia
Real GDP growth, y/y % change	1.4	3.4	1.7	3.9	-0.6	4.4	-4.2	5.1
Unemployment rate, average %	11.5	9.5	11.4	8.9	13.4	10.2	15.6	11.9
Caribbean
Real GDP growth, y/y % change	-1.1	4.0	0.1	4.5	-3.0	4.8	-6.5	5.3
Global
WTI oil price, average USD/bbl	27	53	28	61	23	41	20	30
Copper price, average USD/lb	2.42	2.91	2.47	3.10	2.29	2.68	2.19	2.37
Global GDP, PPP-weighted, y/y % change	-2.50	4.10	-1.40	4.50	-5.00	5.00	-8.30	5.20

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	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic
As at October 31, 2019(1)	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.9	1.8	2.4	2.5	1.3	1.2
Unemployment rate, average %	5.8	5.8	5.6	4.6	6.1	7.0
Bank of Canada overnight rate target, average %	1.4	2.3	1.6	3.5	1.2	1.2
HPI - Housing Price Index, y/y % change	2.3	4.3	2.7	5.2	2.0	3.4
USDCAD exchange rate, average	1.29	1.22	1.28	1.19	1.30	1.26
US
Real GDP growth, y/y % change	1.8	1.8	2.3	2.5	1.4	1.2
Unemployment rate, average %	3.9	4.1	3.7	3.6	4.0	4.6
Mexico
Real GDP growth, y/y % change	0.5	1.8	1.0	2.7	0.0	0.9
Unemployment rate, average %	3.9	4.4	3.7	3.6	4.0	5.2
Chile
Real GDP growth, y/y % change	3.3	3.0	4.5	4.9	2.2	1.2
Unemployment rate, average %	6.4	5.8	6.0	3.1	6.9	8.4
Peru
Real GDP growth, y/y % change	3.4	3.6	4.3	4.7	2.5	2.6
Unemployment rate, average %	6.5	6.7	6.0	5.1	7.0	8.3
Colombia
Real GDP growth, y/y % change	3.4	3.4	4.5	4.5	2.3	2.4
Unemployment rate, average %	9.4	8.3	8.7	6.5	10.0	10.1
Caribbean
Real GDP growth, y/y % change	3.9	4.1	5.1	5.3	2.8	2.8
Global
WTI oil price, average USD/bbl	54	59	56	73	53	48
Copper price, average USD/lb	2.74	3.14	2.78	3.49	2.70	2.85
Global GDP, PPP-weighted, y/y % change	3.03	3.51	3.91	4.63	2.14	2.41
(1)

Allowance for credit losses as of October 31, 2019, were determined using three probability-weighted scenarios (base case, optimiistic and pessimistic). Starting Q1, 2020, the Bank added an additional more severe pessimistic scenario to its measurement methodology.

(iii)	Sensitivity

The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $5,616 million (April 30, 2020 – $4,432 million; October 31, 2019 - $3,551 million) from $5,066 million (April 30, 2020 – $3,921 million; October 31, 2019 - $3,534 million). If we were to only use our severe pessimistic scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $1,697 million (April 30, 2020 – $1,093 million) higher than the reported allowance for credit losses as at July 31, 2020. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.

Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $567 million (April 30, 2020 – $610 million; October 31, 2019 - $450 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at October 31, 2019	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2020
Residential mortgages	$680	$329	$(57)	$(130)	$822
Personal loans	2,065	2,122	(1,098)	(129)	2,960
Credit cards	1,255	1,444	(812)	(42)	1,845
Business and government	1,139	1,058	(342)	(83)	1,772
	$5,139	$4,953	$(2,309)	$(384)	$7,399
Presented as:
Allowance for credit losses on loans	$5,077				$7,221
Allowance for credit losses on acceptances(1)	6				88
Allowance for credit losses on off-balance sheet exposures(2)	56				90
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at October 31, 2018	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2019
Residential mortgages	$678	$83	$(51)	$11	$721
Personal loans	2,109	1,109	(1,160)	40	2,098
Credit cards	1,213	887	(815)	8	1,293
Business and government	1,147	195	(167)	(24)	1,151
	$5,147	$2,274	$(2,193)	$35	$5,263
Presented as:
Allowance for credit losses on loans	$5,065				$5,194
Allowance for credit losses on acceptances(1)	8				8
Allowance for credit losses on off-balance sheet exposures(2)	74				61
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at July 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$191	$307	$324	$822
Personal loans	843	1,383	734	2,960
Credit cards	502	1,343	–	1,845
Business and government	350	526	718	1,594
Total(1)	$1,886	$3,559	$1,776	$7,221
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $182.

	As at October 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$126	$229	$325	$680
Personal loans	609	865	591	2,065
Credit cards	424	831	–	1,255
Business and government	153	245	679	1,077
Total(1)	$1,312	$2,170	$1,595	$5,077
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $68.

	As at July 31, 2019
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$127	$230	$364	$721
Personal loans	602	868	628	2,098
Credit cards	443	850	–	1,293
Business and government	159	245	678	1,082
Total(1)	$1,331	$2,193	$1,670	$5,194
(1)	Excludes allowance for credit losses for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks amounted to $79.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended								As at and for the nine months ended
	July 31, 2020				April 30, 2020				July 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Residential mortgages
Balance at beginning of period	$153	$257	$296	$706	$133	$218	$288	$639	$126	$229	$325	$680
Provision for credit losses
Remeasurement(1)	3	79	71	153	29	48	38	115	24	137	123	284
Newly originated or purchased financial assets	8	–	–	8	13	–	–	13	27	–	–	27
Derecognition of financial assets and maturities	(2)	(6)	–	(8)	–	(2)	–	(2)	(2)	(10)	–	(12)
Changes in models and methodologies	–	–	–	–	–	–	–	–	7	6	17	30
Transfer to (from):
Stage 1	40	(34)	(6)	–	16	(12)	(4)	–	71	(59)	(12)	–
Stage 2	(5)	23	(18)	–	(4)	27	(23)	–	(14)	74	(60)	–
Stage 3	–	(11)	11	–	–	(12)	12	–	–	(34)	34	–
Gross write-offs	–	–	(22)	(22)	–	–	(17)	(17)	–	–	(69)	(69)
Recoveries	–	–	3	3	–	–	2	2	–	–	12	12
Foreign exchange and other movements	(6)	(1)	(11)	(18)	(34)	(10)	–	(44)	(48)	(36)	(46)	(130)
Balance at end of period(2)	$191	$307	$324	$822	$153	$257	$296	$706	$191	$307	$324	$822
Personal loans
Balance at beginning of period	$716	$1,082	$647	$2,445	$619	$878	$593	$2,090	$609	$865	$591	$2,065
Provision for credit losses
Remeasurement(1)	(35)	542	370	877	(31)	360	347	676	(208)	1,053	1,059	1,904
Newly originated or purchased financial assets	83	–	–	83	140	–	–	140	321	–	–	321
Derecognition of financial assets and maturities	(19)	(49)	–	(68)	(21)	(28)	–	(49)	(64)	(104)	–	(168)
Changes in models and methodologies	–	–	–	–	–	–	–	–	16	33	16	65
Transfer to (from):
Stage 1	196	(194)	(2)	–	116	(114)	(2)	–	443	(436)	(7)	–
Stage 2	(75)	93	(18)	–	(78)	96	(18)	–	(204)	257	(53)	–
Stage 3	(2)	(77)	79	–	(1)	(87)	88	–	(4)	(253)	257	–
Gross write-offs	–	–	(376)	(376)	–	–	(412)	(412)	–	–	(1,264)	(1,264)
Recoveries	–	–	51	51	–	–	49	49	–	–	166	166
Foreign exchange and other movements	(21)	(14)	(17)	(52)	(28)	(23)	2	(49)	(66)	(32)	(31)	(129)
Balance at end of period(2)	$843	$1,383	$734	$2,960	$716	$1,082	$647	$2,445	$843	$1,383	$734	$2,960
Credit cards
Balance at beginning of period	$452	$1,030	$-	$1,482	$407	$837	$–	$1,244	$424	$831	$-	$1,255
Provision for credit losses
Remeasurement(1)	(11)	472	153	614	(19)	312	210	503	(105)	907	568	1,370
Newly originated or purchased financial assets	31	–	–	31	56	–	–	56	133	–	–	133
Derecognition of financial assets and maturities	(19)	(14)	–	(33)	(15)	(15)	–	(30)	(50)	(44)	–	(94)
Changes in models and methodologies	–	–	–	–	–	–	–	–	6	29	–	35
Transfer to (from):
Stage 1	92	(92)	–	–	68	(68)	–	–	222	(222)	–	–
Stage 2	(39)	39	–	–	(42)	42	–	–	(115)	115	–	–
Stage 3	–	(78)	78	–	–	(73)	73	–	–	(229)	229	–
Gross write-offs	–	–	(272)	(272)	–	–	(317)	(317)	–	–	(950)	(950)
Recoveries	–	–	43	43	–	–	38	38	–	–	138	138
Foreign exchange and other movements	(4)	(14)	(2)	(20)	(3)	(5)	(4)	(12)	(13)	(44)	15	(42)
Balance at end of period(2)	$502	$1,343	$–	$1,845	$452	$1,030	$–	$1,482	$502	$1,343	$–	$1,845

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the three months ended								As at and for the nine months ended
	July 31, 2020				April 30, 2020				July 31, 2020
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Business and government
Balance at beginning of period	$306	$402	$700	$1,408	$197	$249	$652	$1,098	$191	$263	$679	$1,133
Provision for credit losses
Remeasurement(1)	59	199	212	470	60	173	143	376	104	381	457	942
Newly originated or purchased financial assets	92	–	–	92	81	–	–	81	212	–	–	212
Derecognition of financial assets and maturities	(52)	(29)	(5)	(86)	(45)	(3)	(3)	(51)	(129)	(39)	(13)	(181)
Changes in models and methodologies	(1)	1	–	–	–	(1)	–	(1)	12	9	–	21
Transfer to (from):
Stage 1	13	(13)	–	–	14	(14)	–	–	35	(35)	–	–
Stage 2	(12)	14	(2)	–	(3)	3	–	–	(18)	20	(2)	–
Stage 3	–	(5)	5	–	–	(6)	6	–	(2)	(15)	17	–
Gross write-offs	–	–	(185)	(185)	–	–	(82)	(82)	–	–	(363)	(363)
Recoveries	–	–	8	8	–	–	7	7	–	–	21	21
Foreign exchange and other movements	(6)	(2)	(15)	(23)	2	1	(23)	(20)	(6)	(17)	(78)	(101)
Balance at end of period including off-balance sheet exposures(2)	$399	$567	$718	$1,684	$306	$402	$700	$1,408	$399	$567	$718	$1,684
Less: Allowance for credit losses on off-balance sheet exposures(3)	(49)	(41)	–	(90)	(24)	(12)	–	(36)	(49)	(41)	–	(90)
Balance at end of period(2)	$350	$526	$718	$1,594	$282	$390	$700	$1,372	$350	$526	$718	$1,594
(1)

Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $74 (April 30, 2020 – $84).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$161,282	$2,289	$–	$163,571	$151,824	$405	$–	$152,229
Low	60,930	386	–	61,316	61,317	489	–	61,806
Medium	11,711	1,755	–	13,466	14,476	1,059	–	15,535
High	976	3,390	–	4,366	1,404	3,309	–	4,713
Very high	106	1,130	–	1,236	11	1,728	–	1,739
Loans not graded(2)	28,073	3,851	–	31,924	26,497	3,820	–	30,317
Default	–	–	1,643	1,643	–	–	1,830	1,830
Total	$263,078	$12,801	$1,643	$277,522	$255,529	$10,810	$1,830	$268,169
Allowance for credit losses	191	307	324	822	126	229	325	680
Carrying value	$262,887	$12,494	$1,319	$276,700	$255,403	$10,581	$1,505	$267,489
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Very low	$28,460	$1,120	$–	$29,580	$29,988	$92	$–	$30,080
Low	25,464	871	–	26,335	26,928	263	–	27,191
Medium	7,483	1,523	–	9,006	8,961	396	–	9,357
High	6,575	3,724	–	10,299	7,472	3,617	–	11,089
Very high	66	1,719	–	1,785	44	1,604	–	1,648
Loans not graded(2)	14,007	2,170	–	16,177	15,973	2,199	–	18,172
Default	–	–	1,104	1,104	–	–	1,094	1,094
Total	$82,055	$11,127	$1,104	$94,286	$89,366	$8,171	$1,094	$98,631
Allowance for credit losses	843	1,383	734	2,960	609	865	591	2,065
Carrying value	$81,212	$9,744	$370	$91,326	$88,757	$7,306	$503	$96,566
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit cards	As at July 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,229	$20	$–	$1,249	$1,509	$9	$–	$1,518
Low	1,991	194	–	2,185	2,580	17	–	2,597
Medium	2,987	201	–	3,188	3,688	34	–	3,722
High	2,504	1,718	–	4,222	3,139	1,424	–	4,563
Very high	19	731	–	750	23	735	–	758
Loans not graded(1)	2,521	1,235	–	3,756	3,217	1,413	–	4,630
Default	–	–	–	–	–	–	–	–
Total	$11,251	$4,099	$–	$15,350	$14,156	$3,632	$–	$17,788
Allowance for credit losses	502	1,343	–	1,845	424	831	–	1,255
Carrying value	$10,749	$2,756	$–	$13,505	$13,732	$2,801	$–	$16,533
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2020				As at October 31, 2019
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$83,637	$16	$–	$83,653	$77,614	$1	$–	$77,615
Low	17,723	18	–	17,741	17,787	–	–	17,787
Medium	5,958	97	–	6,055	6,218	80	–	6,298
High	2,086	575	–	2,661	2,408	462	–	2,870
Very high	6	102	–	108	12	64	–	76
Loans not graded(1)	11,780	4,236	–	16,016	11,167	2,673	–	13,840
Default	–	–	–	–	–	–	–	–
Carrying value	$121,190	$5,044	$–	$126,234	$115,206	$3,280	$–	$118,486
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$117,916	$1,000	$–	$118,916	$105,033	$1,025	$–	$106,058
Non-investment grade	98,831	8,254	–	107,085	93,117	6,527	–	99,644
Watch list	54	2,870	–	2,924	53	2,957	–	3,010
Loans not graded(2)	2,020	68	–	2,088	1,962	87	–	2,049
Default	–	–	2,401	2,401	–	–	2,211	2,211
Total	$218,821	$12,192	$2,401	$233,414	$200,165	$10,596	$2,211	$212,972
Allowance for credit losses	350	526	718	1,594	153	245	679	1,077
Carrying value	$218,471	$11,666	$1,683	$231,820	$200,012	$10,351	$1,532	$211,895
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2020				As at October 31, 2019
Grade ($ millions)	Stage 1	Stage 2	Stage 3(1)	Total	Stage 1	Stage 2	Stage 3(1)	Total
Investment grade	$176,263	$1,204	$–	$177,467	$176,926	$980	$–	$177,906
Non-investment grade	57,054	4,283	–	61,337	55,238	4,225	–	59,463
Watch list	6	1,111	–	1,117	8	774	–	782
Loans not graded(2)	3,541	219	–	3,760	1,808	207	–	2,015
Default	–	–	128	128	–	–	153	153
Total	$236,864	$6,817	$128	$243,809	$233,980	$6,186	$153	$240,319
Allowance for credit losses	49	41	–	90	38	18	–	56
Carrying value	$236,815	$6,776	$128	$243,719	$233,942	$6,168	$153	$240,263
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

72    Scotiabank Third Quarter Report 2020

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy. In cases where borrowers have opted to participate in payment deferral programs as a result of COVID-19, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at July 31, 2020(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$609	$303	$–	$912
Personal loans	430	263	–	693
Credit cards	201	141	310	652
Business and government	389	149	–	538
Total	$1,629	$856	$310	$2,795

	As at April 30, 2020(2)
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$1,396	$467	$–	$1,863
Personal loans	736	325	–	1,061
Credit cards	316	213	402	931
Business and government	495	161	–	656
Total	$2,943	$1,166	$402	$4,511

	As at October 31, 2019
($ millions)	31-60 days	61-90 days	91 days and greater(3)	Total
Residential mortgages	$1,128	$526	$–	$1,654
Personal loans	624	330	–	954
Credit cards	278	179	417	874
Business and government	188	89	–	277
Total	$2,218	$1,124	$417	$3,759
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period.
(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans

Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2020	April 30 2020	October 31 2019
Unpaid principal balance(1)	$425	$449	$489
Credit related fair value adjustments	(100)	(107)	(125)
Carrying value	325	342	364
Stage 3 allowance	(10)	(11)	(9)
Carrying value net related allowance	$315	$331	$355
(1)	Represents principal amount owed net of write-offs.

9.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors.

As part of Canada’s response to COVID-19, the Government of Canada launched the Insured Mortgage Purchase Program (IMPP) to provide additional funding to banks and mortgage lenders in order to support continued lending to Canadians. Under this program, the CMHC purchases the insured mortgage pools.

The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2020(1)	April 30 2020(1)	October 31 2019(1)
Assets
Carrying value of residential mortgage loans	$20,487	$21,132	$20,885
Other related assets(2)	8,075	6,300	4,364
Liabilities
Carrying value of associated liabilities	$26,879	$25,744	$22,786
(1)

The fair value of the transferred assets is $28,595 (April 30, 2020 – $27,708; October 31, 2019 – $25,453) and the fair value of the associated liabilities is $28,080 (April 30, 2020 – $26,900; October 31, 2019 – $25,112) for a net position of $515 (April 30, 2020 – $808; October 31, 2019 – $341).

(2)

These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans

The Bank securitizes a portion of its unsecured personal lines of credit, credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal and credit cards loans.

During Q1 2020 the Bank securitized the following receivables:

•

$638 million of the Bank’s Canadian credit card receivables were securitized in January 2020, on a revolving basis through Trillium Credit Card Trust II (Trillium), a Bank-sponsored consolidated structured entity. As at July 31, 2020, US $489 million ($655 million Canadian dollars) Class A senior notes and Class B and Class C subordinated notes were outstanding in respect of Series 2020-1 and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at July 31, 2020, assets pledged in relation to these notes were credit card receivables, denominated in Canadian dollars, of $689 million.

•

$1,392 million of the Bank’s Canadian auto loan receivables were securitized through Securitized Term Auto Receivables Trust 2019-CRT (START 2019-CRT), a Bank-sponsored consolidated structured entity. As at July 31, 2020, US $75 million ($100 million Canadian dollars) START 2019-CRT subordinated notes that were issued to third party investors were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at July 31, 2020, assets pledged in relation to these notes were Canadian auto loan receivables, denominated in Canadian dollars, of $1,011 million.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2020(1)	April 30 2020(1)	October 31 2019(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$121,671	$140,760	$110,879
Securities lending agreements	50,181	55,687	50,300
Total	171,852	196,447	161,179
Carrying value of associated liabilities(3)	$137,351	$166,118	$124,083
(1)

The fair value of transferred assets is $171,852 (April 30, 2020 – $196,447; October 31, 2019 – $161,179) and the fair value of the associated liabilities is $137,351 (April 30, 2020 – $166,118; October 31, 2019 – $124,083), for a net position of $34,501 (April 30, 2020 – $30,329; October 31, 2019 – $37,096).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

Continuing involvement in transferred financial assets that qualify for derecognition

Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are derecognized from the Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9.

As at July 31, 2020, the Bank has derecognized $2,717 million CEBA loans. The Bank retains a continuing involvement in these derecognized loans through its servicing of these loans on behalf of EDC. The administration fees the Bank receives for servicing the loans are considered a recovery of costs. The servicing rights are not separately recognized.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					July 31 2020	April 30 2020	October 31 2019
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited(2)	Thailand	Banking	49.00%	–	$–	$–	$3,554
Canadian Tire’s Financial Services business (CTFS)(3)	Canada	Financial Services	20.00%	June 30, 2020	530	528	529
Bank of Xi’an Co. Ltd.(4)	China	Banking	17.99%	June 30, 2020	877	907	815
Maduro & Curiel’s Bank N.V.(5)	Curacao	Banking	48.10%	June 30, 2020	354	360	327
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)	On December 3, 2019, the Bank completed the sale to reduce its interest in Thanachart Bank Public Company Limited. Refer to Note 21 – Divestitures.
(3)

Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(4)	Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $863 (April 30, 2020 – $856; October 31, 2019 – $1,021).
(5)

The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2020, these reserves amounted to $63 (April 30, 2020 – $66; October 31, 2019 – $61).

11.	Deposits

	As at
	July 31, 2020						April 30 2020	October 31 2019
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total	Total
Personal	$8,382	$8,646	$145,483		$80,365	$242,876	$234,361	$224,800
Business and government	130,761	29,442	38,965		282,882	482,050	514,444	461,851
Financial institutions	8,859	812	1,305		32,091	43,067	48,885	46,739
	$148,002	$38,900	$185,753	(4)	$395,338	$767,993	$797,690	$733,390
Recorded in:
Canada	$105,183	$21,228	$156,319		$264,748	$547,478	$549,618	$503,158
United States	27,888	186	304		41,059	69,437	93,605	75,675
United Kingdom	–	–	274		17,462	17,736	18,464	20,310
Mexico	8	5,084	6,459		12,877	24,428	22,829	23,672
Peru	6,707	127	5,581		6,715	19,130	20,149	18,738
Chile	3,802	5,252	142		15,337	24,533	24,535	22,714
Colombia	52	714	4,925		4,413	10,104	9,739	9,846
Other International	4,362	6,309	11,749		32,727	55,147	58,751	59,277
Total(5)	$148,002	$38,900	$185,753		$395,338	$767,993	$797,690	$733,390
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $150 (April 30, 2020 – $133; October 31, 2019 – $137) of non-interest-bearing deposits.
(5)

Deposits denominated in U.S. dollars amount to $236,927 (April 30, 2020 – $276,250; October 31, 2019 – $250,886), deposits denominated in Chilean pesos amount to $22,342 (April 30, 2020 – $22,257; October 31, 2019 – $21,021), deposits denominated in Mexican pesos amount to $21,841 (April 30, 2020 – $19,956; October 31, 2019 – $21,039) and deposits denominated in other foreign currencies amount to $84,177 (April 30, 2020 – $89,951; October 31, 2019 – $83,837).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2020	$40,065	$25,665	$35,609	$96,353	$16,411	$214,103
As at April 30, 2020	$53,929	$22,582	$42,494	$97,005	$16,354	$232,364
As at October 31, 2019	$48,411	$23,797	$43,377	$91,687	$14,616	$221,888
(1)	The majority of foreign term deposits are in excess of $100,000.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital and financing transactions

Preferred shares and other equity instruments

On April 27, 2020, the Bank redeemed all outstanding Non-Cumulative Preferred Shares Series 30 and 31 at their par values of $154 million and $111 million, respectively, together with all declared and unpaid dividends.

On June 4, 2020, the Bank issued US$1.25 billion USD-denominated fixed rate resetting perpetual subordinated additional Tier 1 capital securities (NVCC). The terms of the notes are described below:

•

The price per note is USD $1,000, with interest paid quarterly in arrears at 4.90% per annum, for the initial five years. Thereafter, the interest will reset each fifth anniversary and accrue at a rate per annum equal to the then-prevailing five-year U.S. Treasury Rate plus 4.551%.

•

While interest is payable on a quarterly basis, the Bank may, at its discretion, with notice, cancel the payments. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after the Bank resumes full interest payments on the notes.

•

The notes are redeemable at par 5 years after issuance or at each fifth anniversary thereafter, solely at the option of the Bank, or following a regulatory or tax event, as described in the offering documents. All redemptions are subject to regulatory approval.

•

The notes are the Bank’s direct unsecured obligations, ranking subordinate to all of the Bank’s subordinated indebtedness other than the Bank’s 4.65% subordinated additional Tier 1 securities (NVCC) issued in October 2017, to which the notes rank pari passu.

•

NVCC provisions require the conversion of these capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable.

The notes have been determined to be compound instruments that have both equity and liability features. At inception, the fair value of the liability component is initially measured with any residual amount assigned to the equity component. On the date of issuance, the Bank has assigned an insignificant value to the liability component of the notes and, as a result, the proceeds received upon issuance of the notes have been presented as equity. The Bank will continue to monitor events that could impact the value of the liability component.

Subordinated debentures

During the third quarter, the Bank purchased for cancellation approximately US $4 million floating rate subordinated debentures due August, 2085.

Common shares

Normal Course Issuer Bid

On May 30, 2019, the Bank announced that OSFI and the Toronto Stock Exchange have approved a normal course issuer bid (the “2019 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2019 NCIB commenced on June 4, 2019 and terminated on June 3, 2020.

Under the 2019 NCIB, the Bank has cumulatively repurchased and cancelled approximately 11.8 million common shares at an average price of $72.41 per share.

During the nine months ended July 31, 2020, the Bank repurchased and cancelled approximately 5.6 million common shares at a volume weighted average price of $73.95 per share for a total amount of $414 million. During the three months ended July 31, 2020, there were no repurchases and cancellations of the Bank’s common shares.

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend common share buybacks as part of COVID-19 measures. The Bank does not currently have an active NCIB program.

13.	Capital management

The Bank’s regulatory capital and leverage position were as follows:

	As at
($ millions)	July 31 2020	April 30 2020	October 31 2019
Capital
Common Equity Tier 1 capital	$48,689	$48,543	$46,578
Net Tier 1 capital	54,898	53,045	51,304
Total regulatory capital	64,174	62,523	59,850
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets(1)	$430,542	$446,173	$421,185
Leverage exposures	1,193,840	1,199,022	1,230,648
Capital ratios
Common Equity Tier 1 capital ratio	11.3%	10.9%	11.1%
Tier 1 capital ratio	12.8%	11.9%	12.2%
Total capital ratio	14.9%	14.0%	14.2%
Leverage ratio	4.6%	4.4%	4.2%
(1)	As at July 31, 2020, April 30, 2020 and October 31, 2019, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 and Total capital RWA.

The Bank substantially exceeded the OSFI minimum capital ratios as at July 31, 2020, including the Domestic Stability Buffer requirement.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14.	Share-based payments

During the first quarter, the Bank granted 1,594,016 options with an exercise price of $74.34 per option and a weighted average fair value of $3.81 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $5 million for the three months and nine months ended July 31, 2020 (July 31, 2019 – $1 million and $6 million) as a result of equity-classified share-based payment expense.

15.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	April 30 2020	July 31 2019
Defined benefit service cost	$92	$93	$73	$3	$(1)	$(1)
Interest on net defined benefit (asset) liability	5	6	(1)	12	12	13
Other	4	4	4	2	(1)	(7)
Defined benefit expense	$101	$103	$76	$17	$10	$5
Defined contribution expense	$24	$23	$15	$–	$–	$3
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(490)	$(98)	$(433)	$(14)	$49	$(42)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2020	July 31 2019	July 31 2020	July 31 2019
Defined benefit service cost	$276	$220	$15	$13
Interest on net defined benefit (asset) liability	17	(2)	36	39
Other	12	12	3	(5)
Defined benefit expense	$305	$230	$54	$47
Defined contribution expense	$66	$44	$–	$3
Increase (decrease) in other comprehensive income related to employee benefits(2)	$(904)	$(1,047)	$(7)	$(124)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

16.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2019 Annual Report. Notable accounting measurement differences are:

•

tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•

the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Changes to operating segments effective November 1, 2019

Effective November 1, 2019, Global Wealth Management became a fourth business segment.

The Canadian and International businesses of Global Wealth results that were previously included in Canadian Banking’s and International Banking’s results, respectively, are included in Global Wealth Management results.

The historical comparative segment financial information has been restated to reflect this realignment.

The restated historical segment financial information of Canadian Banking, International Banking and Other did not impact the Bank’s previously reported consolidated financial information.

The aggregate number of cash-generating units (CGUs) for the purposes of goodwill impairment assessment as of November 1, 2019 has increased to 5 (October 31, 2019- 4 CGUs) with the creation of the new Global Wealth Management CGU (GWM-CGU). This has resulted in the allocation of $3.4 billion of goodwill related to the wealth business from the Canadian Banking CGU to the GWM-CGU. As at November 1, 2019, the Bank has determined that goodwill allocated to GWM-CGU is not impaired.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended July 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,930	$1,906	$145	$375	$(103)	$4,253
Non-interest income(3)(4)	570	664	990	1,170	87	3,481
Total revenues	2,500	2,570	1,135	1,545	(16)	7,734
Provision for credit losses	752	1,278	1	149	1	2,181
Non-interest expenses	1,172	1,390	700	620	136	4,018
Provision for income taxes	147	(70)	110	176	(132)	231
Net income	$429	$(28)	$324	$600	$(21)	$1,304
Net income attributable to non-controlling interests in subsidiaries	$–	$(54)	$3	$–	$–	$(51)
Net income attributable to equity holders of the Bank	$429	$26	$321	$600	$(21)	$1,355
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	1	–	–	–	1
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	429	25	321	600	(21)	1,354
Average assets ($ billions)	$359	$216	$26	$416	$190	$1,207
Average liabilities ($ billions)	$283	$162	$40	$414	$237	$1,136
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $65 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $9, International Banking – $47, Global Wealth Management – $3, and Other – $(17).
(5)	Excludes gain/(loss) recognized on divestitures, which is recorded in the Other segment. Refer to Note 21 for further details.

	For the three months ended April 30, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$1,951	$1,907	$145	$385	$29	$4,417
Non-interest income(3)(4)	575	800	982	1,075	107	3,539
Total revenues	2,526	2,707	1,127	1,460	136	7,956
Provision for credit losses	670	1,019	2	155	–	1,846
Non-interest expenses	1,220	1,465	715	616	347	4,363
Provision for income taxes	159	38	106	166	(46)	423
Net income	$477	$185	$304	$523	$(165)	$1,324
Net income attributable to non-controlling interests in subsidiaries	$–	$12	$2	$–	$1	$15
Net income attributable to equity holders of the Bank	$477	$173	$302	$523	$(166)	$1,309
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	–	–	–	–	–
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	477	173	302	523	(166)	1,309
Average assets ($ billions)	$359	$205	$26	$433	$158	$1,181
Average liabilities ($ billions)	$265	$154	$39	$378	$274	$1,110
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $75 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $12, International Banking – $65, Global Wealth Management – $4, and Other – $(21).
(5)	Refer to Note 21 for closed divestitures impacting the current period.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$2,009	$2,125	$143	$337	$(240)	$4,374
Non-interest income(4)(5)	655	1,112	993	747	(222)	3,285
Total revenues	2,664	3,237	1,136	1,084	(462)	7,659
Provision for credit losses	241	476	(1)	(4)	1	713
Non-interest expenses	1,193	1,667	721	593	35	4,209
Provision for income taxes	320	250	110	121	(48)	753
Net income	$910	$844	$306	$374	$(450)	$1,984
Net income attributable to non-controlling interests in subsidiaries	$–	$117	$4	$–	$(1)	$120
Net income attributable to equity holders of the Bank	$910	$727	$302	$374	$(449)	$1,864
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(6)	–	147	1	–	–	148
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	910	580	301	374	(449)	1,716
Average assets ($ billions)	$342	$203	$25	$374	$117	$1,061
Average liabilities ($ billions)	$257	$154	$32	$306	$242	$991
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $48 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net loss on divestitures of $418 (pre-tax $320).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $16, International Banking – $179, Global Wealth Management – $3, and Other – $(8).
(6)	Excludes gain/(loss) recognized on divestitures, which is recorded in the Other segment. Refer to Note 21 for further details.

	For the nine months ended July 31, 2020
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$5,884	$5,818	$431	$1,085	$(156)	$13,062
Non-interest income(3)(4)	1,849	2,444	2,988	3,087	401	10,769
Total revenues	7,733	8,262	3,419	4,172	245	23,831
Provision for credit losses	1,743	2,877	4	328	1	4,953
Non-interest expenses	3,625	4,519	2,152	1,890	613	12,799
Provision for income taxes	607	127	326	459	(394)	1,125
Net income	$1,758	$739	$937	$1,495	$25	$4,954
Net income attributable to non-controlling interests in subsidiaries	$–	$22	$8	$–	$(27)	$3
Net income attributable to equity holders of the Bank	$1,758	$717	$929	$1,495	$52	$4,951
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(5)	–	60	–	–	–	60
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,758	657	929	1,495	52	4,891
Average assets ($ billions)	$357	$208	$26	$420	$156	$1,167
Average liabilities ($ billions)	$271	$155	$38	$376	$257	$1,097
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $208 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $41, International Banking – $205, Global Wealth Management – $10, and Other – $(63).
(5)	Excludes gain/(loss) recognized on divestitures, which is recorded in the Other segment. Refer to Note 21 for further details.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2019
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)(2)	Total
Net interest income(3)	$5,821	$6,260	$422	$1,059	$(721)	$12,841
Non-interest income(4)(5)	1,960	3,273	2,930	2,251	(189)	10,225
Total revenues	7,781	9,533	3,352	3,310	(910)	23,066
Provision for credit losses	725	1,574	–	(26)	1	2,274
Non-interest expenses	3,552	4,908	2,161	1,832	(27)	12,426
Provision for income taxes	914	678	310	375	(401)	1,876
Net income	$2,590	$2,373	$881	$1,129	$(483)	$6,490
Net income attributable to non-controlling interests in subsidiaries	$–	$287	$14	$–	$–	$301
Net income attributable to equity holders of the Bank	$2,590	$2,086	$867	$1,129	$(483)	$6,189
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations(6)	–	472	15	–	–	487
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	2,590	1,614	852	1,129	(483)	5,702
Average assets ($ billions)	$337	$200	$25	$366	$116	$1,044
Average liabilities ($ billions)	$253	$152	$31	$300	$239	$975
(1)

Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $123 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes Net loss on divestitures of $276 (pre-tax $147).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)

Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $47, International Banking – $546, Global Wealth Management – $7, and Other – $(111).
(6)

Earnings from pension and related insurance business in the Dominican Republic divested in the second quarter of 2019. Refer to Note 21 for further details. These amounts exclude gain/(loss) recognized on divestitures, which is recorded in the Other segment.

17.	Interest income and expense

	For the three months ended											For the nine months ended
	July 31, 2020				April 30, 2020				July 31, 2019			July 31, 2020				July 31, 2019
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense	Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost(1)	$6,630		$2,688		$7,406		$3,390		$7,970		$4,055	$21,833		$9,855		$23,181		$11,658
Measured at FVOCI(1)	209		–		303		–		378		–	830		–		1,109		–
	6,839		2,688		7,709		3,390		8,348		4,055	22,663		9,855		24,290		11,658
Other	147	(2)	45	(3)	129	(2)	31	(3)	92	(2)	11	397	(2)	143	(3)	242	(2)	33
Total	$6,986		$2,733		$7,838		$3,421		$8,440		$4,066	$23,060		$9,998		$24,532		$11,691
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)

Includes interest on lease liabilities for the three months ended July 31, 2020 – $30 (April 30, 2020 – $30) and for the nine months ended July 31, 2020 – $90; prior period amounts have not been restated (refer to Note 3 and 4).

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18.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	July 31 2019
Basic earnings per common share
Net income attributable to common shareholders	$1,332	$1,243	$1,839	$4,837	$6,071
Weighted average number of common shares outstanding (millions)	1,211	1,212	1,221	1,212	1,224
Basic earnings per common share(1) (in dollars)	$1.10	$1.03	$1.51	$3.99	$4.96
Diluted earnings per common share
Net income attributable to common shareholders	$1,332	$1,243	$1,839	$4,837	$6,071
Dilutive impact of share-based payment options and others(2)	(43)	(22)	40	(13)	121
Net income attributable to common shareholders (diluted)	$1,289	$1,221	$1,879	$4,824	$6,192
Weighted average number of common shares outstanding (millions)	1,211	1,212	1,221	1,212	1,224
Dilutive impact of share-based payment options and others(2) (millions)	34	10	30	32	29
Weighted average number of diluted common shares outstanding (millions)	1,245	1,222	1,251	1,244	1,253
Diluted earnings per common share(1) (in dollars)	$1.04	$1.00	$1.50	$3.88	$4.94
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)

Certain tandem stock appreciation rights or options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

19.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2019.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	July 31, 2020			April 30 2020	October 31 2019
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn(2)(3)	$434,587	$64,093	$498,680	$562,869	$429,655
Undrawn commitments	100,993	3,652	104,645	98,879	100,161
Other exposures(4)	113,144	10,303	123,447	126,724	110,492
Total non-retail	$648,724	$78,048	$726,772	$788,472	$640,308
Retail
Drawn(5)	$213,393	$87,393	$300,786	$299,511	$302,373
Undrawn commitments	52,385	–	52,385	51,950	50,843
Total retail	$265,778	$87,393	$353,171	$351,461	$353,216
Total	$914,502	$165,441	$1,079,943	$1,139,933	$993,524
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2019.

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Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2020, 39% (April 30, 2020 – 38%; October 31, 2019 – 39%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 53% (April 30, 2020 – 53%; October 31, 2019 – 55%).

Retail standardized portfolio

The retail standardized portfolio of $87 billion as at July 31, 2020 (April 30, 2020 – $87 billion; October 31, 2019 – $92 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $47 billion (April 30, 2020 – $45 billion; October 31, 2019 – $47 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at July 31, 2020, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $68 million (April 30, 2020 – $59 million; July 31, 2019 – $64 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at July 31, 2020, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $360 million (April 30, 2020 – $356 million; July 31, 2019 – $382 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.

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Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	July 31, 2020			July 31	April 30	July 31
($ millions)	Average	High	Low	2020	2020	2019
Credit spread plus interest rate	$27.8	$40.4	$13.0	$14.8	$32.6	$8.9
Credit spread	23.3	36.0	12.8	15.6	31.5	8.7
Interest rate	13.1	16.4	9.9	15.9	12.1	6.3
Equities	9.0	19.7	4.2	12.8	7.4	2.7
Foreign exchange	2.4	3.3	1.7	3.2	1.8	4.2
Commodities	6.9	8.5	5.0	5.5	6.9	3.3
Debt specific	8.0	10.3	6.0	6.0	9.3	3.3
Diversification effect	(23.6)	–	–	(23.1)	(23.5)	(11.3)
Total VaR	$30.5	$46.6	$15.5	$19.2	$34.5	$11.1
Total Stressed VaR	$36.5	$48.1	$15.5	$16.9	$42.9	$27.3

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended				As at
($ millions)	July 31 2020	April 30 2020	July 31 2019	July 31 2020	April 30 2020	July 31 2019	July 31 2020	April 30 2020	July 31 2019
Assets
Investment securities(2)	$–	$–	$13	$–	$–	$–	$–	$–	$–
Liabilities
Senior note liabilities(3)	$17,522	$16,111	$11,536	$(1,296)	$1,834	$(18)	$(36)	$1,260	$(190)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)

Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount(1)	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value due to changes in own credit risk(1)
As at July 31, 2020	$17,486	$17,522	$(36)	$(585)	$(248)
As at April 30, 2020	$17,371	$16,111	$1,260	$404	$337
As at July 31, 2019	$11,346	$11,536	$(190)	$6	$(73)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

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(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2019 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2020		April 30, 2020		October 31, 2019
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$59,041	$59,041	$103,904	$103,904	$46,720	$46,720
Trading assets	123,754	123,754	121,485	121,485	127,488	127,488
Securities purchased under resale agreements and securities borrowed	126,460	126,460	131,166	131,166	131,178	131,178
Derivative financial instruments	55,632	55,632	64,617	64,617	38,119	38,119
Investment securities – fair value	86,449	86,449	86,120	86,120	60,514	60,514
Investment securities – amortized cost	36,669	36,116	34,057	33,482	22,000	21,845
Loans	621,803	613,351	631,453	625,186	600,155	592,483
Customers’ liability under acceptances	15,963	15,963	22,668	22,668	13,896	13,896
Other financial assets	15,677	15,677	18,200	18,200	15,142	15,142
Liabilities:
Deposits	772,815	767,993	800,282	797,690	735,270	733,390
Financial instruments designated at fair value through profit or loss	17,522	17,522	16,111	16,111	12,235	12,235
Acceptances	16,071	16,071	22,712	22,712	13,901	13,901
Obligations related to securities sold short	33,913	33,913	32,165	32,165	30,404	30,404
Derivative financial instruments	54,698	54,698	65,002	65,002	40,222	40,222
Obligations related to securities sold under repurchase agreements and securities lent	137,351	137,351	166,118	166,118	124,083	124,083
Subordinated debentures	7,831	7,336	7,701	7,484	7,553	7,252
Other financial liabilities	44,818	43,866	42,092	41,913	38,338	37,713

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(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered as Level 3.

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2020				April 30, 2020
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$2,743	$–	$2,743	$–	$4,936	$3	$4,939
Trading assets
Loans	–	10,864	–	10,864	–	15,339	20	15,359
Canadian federal government and government guaranteed debt	14,106	1,999	–	16,105	10,141	2,150	–	12,291
Canadian provincial and municipal debt	–	10,442	–	10,442	–	9,000	–	9,000
US treasury and other US agencies’ debt	5,157	–	–	5,157	10,445	–	–	10,445
Other foreign governments’ debt	10,039	2,740	–	12,779	5,237	4,719	–	9,956
Corporate and other debt	–	11,064	15	11,079	–	11,636	19	11,655
Income funds	131	–	–	131	89	–	–	89
Equity securities	56,018	144	–	56,162	51,688	126	–	51,814
Other(2)	1,035	–	–	1,035	876	–	–	876
	$86,486	$39,996	$15	$126,497	$78,476	$47,906	$42	$126,424
Investment securities(3)
Canadian federal government and government guaranteed debt	$3,263	$18,525	$–	$21,788	$11,811	$17,421	$–	$29,232
Canadian provincial and municipal debt	78	19,437	–	19,515	82	12,468	–	12,550
US treasury and other US agencies’ debt	12,809	592	–	13,401	15,607	578	–	16,185
Other foreign governments’ debt	12,401	15,267	25	27,693	10,984	12,628	23	23,635
Corporate and other debt	305	929	32	1,266	356	1,493	15	1,864
Equity securities	1,480	465	841	2,786	1,380	489	785	2,654
	$30,336	$55,215	$898	$86,449	$40,220	$45,077	$823	$86,120
Derivative financial instruments
Interest rate contracts	$–	$23,867	$8	$23,875	$–	$22,903	$21	$22,924
Foreign exchange and gold contracts	–	25,330	–	25,330	–	29,972	–	29,972
Equity contracts	635	1,505	1	2,141	1,033	2,271	1	3,305
Credit contracts	–	493	–	493	–	1,241	–	1,241
Commodity contracts	–	3,793	–	3,793	–	7,170	5	7,175
	$635	$54,988	$9	$55,632	$1,033	$63,557	$27	$64,617
Liabilities:
Deposits(4)	$–	$98	$–	$98	$–	$79	$–	$79
Financial liabilities designated at fair value through profit or loss	–	17,522	–	17,522	–	16,111	–	16,111
Obligations related to securities sold short	27,780	6,133	–	33,913	27,385	4,780	–	32,165
Derivative financial instruments
Interest rate contracts	–	18,801	42	18,843	–	18,322	46	18,368
Foreign exchange and gold contracts	–	27,542	–	27,542	–	32,713	–	32,713
Equity contracts	713	2,707	3	3,423	931	3,312	10	4,253
Credit contracts	–	38	–	38	–	26	–	26
Commodity contracts	–	4,852	–	4,852	–	9,629	13	9,642
	$713	$53,940	$45	$54,698	$931	$64,002	$69	$65,002
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $36,116 (April 30, 2020 – $33,482).
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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	As at October 31, 2019
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$3,709	$–	$3,709
Trading assets
Loans	–	13,829	–	13,829
Canadian federal government and government guaranteed debt	9,345	1,828	–	11,173
Canadian provincial and municipal debt	–	7,615	–	7,615
US treasury and other US agencies’ debt	8,604	–	–	8,604
Other foreign governments’ debt	6,058	3,224	–	9,282
Corporate and other debt	–	10,523	17	10,540
Income funds	73	–	–	73
Equity securities	65,215	161	1	65,377
Other(2)	995	–	–	995
	$90,290	$40,889	$18	$131,197
Investment securities(3)
Canadian federal government and government guaranteed debt	$8,464	$3,917	$–	$12,381
Canadian provincial and municipal debt	197	3,044	–	3,241
US treasury and other US agencies’ debt	16,117	3,772	–	19,889
Other foreign governments’ debt	10,973	9,608	30	20,611
Corporate and other debt	230	1,784	21	2,035
Equity securities	1,204	284	869	2,357
	$37,185	$22,409	$920	$60,514
Derivative financial instruments
Interest rate contracts	$–	$16,621	$15	$16,636
Foreign exchange and gold contracts	8	17,309	–	17,317
Equity contracts	599	1,394	2	1,995
Credit contracts	–	406	–	406
Commodity contracts	6	1,759	–	1,765
	$613	$37,489	$17	$38,119
Liabilities:
Deposits(4)	$–	$144	$–	$144
Financial liabilities designated at fair value through profit or loss	–	12,235	–	12,235
Obligations related to securities sold short	26,669	3,735	–	30,404
Derivative financial instruments
Interest rate contracts	–	13,867	71	13,938
Foreign exchange and gold contracts	–	20,350	–	20,350
Equity contracts	530	2,557	6	3,093
Credit contracts	–	38	–	38
Commodity contracts	–	2,803	–	2,803
	$530	$39,615	$77	$40,222
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Represents energy related assets.
(3)	Excludes debt investment securities measured at amortized cost of $21,845.
(4)	These amounts represent embedded derivatives bifurcated from structured notes.

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Level 3 instrument fair value changes

Financial instruments categorized as Level 3 as at July 31, 2020, in the fair value hierarchy comprise certain precious metals, certain foreign government bonds, structured corporate bonds, investments in private equity securities and complex derivatives.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2020.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Precious metals	$3	$–	$–	$–	$(3)	$–	$–	$–
	3	–	–	–	(3)	–	–	–
Trading assets
Loans	20	–	–	–	(20)	–	–	–
Corporate and other debt	19	–	–	–	(4)	–	15	–
	39	–	–	–	(24)	–	15	–
Investment securities
Other foreign governments’ debt	23	–	2	–	–	–	25	n/a
Corporate and other debt	15	–	13	4	–	–	32	–
Equity securities	785	11	(5)	58	(8)	–	841	11
	823	11	10	62	(8)	–	898	11
Derivative financial instruments – assets
Interest rate contracts	21	1	–	–	–	(14)	8	1
Equity contracts	1	1	–	–	–	(1)	1	1	(2)
Commodity contracts	5	(5)	–	–	–	–	–	–

Derivative financial instruments – liabilities
Interest rate contracts	(46)	–	–	(14)	6	12	(42)	–	(3)
Equity contracts	(10)	4	–	–	1	2	(3)	4	(2)
Commodity contracts	(13)	13	–	–	–	–	–	–
	(42)	14	–	(14)	7	(1)	(36)	6
Total	$823	$25	$10	$48	$(28)	$(1)	$877	$17
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)

Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)

Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2020 and October 31, 2019:

	As at April 30, 2020
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$23	$1	$–	$–	$(21)	$–	$3
Trading assets	41	1	–	–	(3)	–	39
Investment securities	820	(21)	(10)	58	(24)	–	823
Derivative financial instruments	(45)	2	–	1	–	–	(42)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2019
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Precious metals	$1	$–	$–	$–	$(1)	$–	$–
Trading assets	14	2	–	2	–	–	18
Investment securities	861	19	(1)	54	(13)	–	920
Derivative financial instruments	(9)	(13)	–	(35)	–	(3)	(60)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Third Quarter Report 2020    87

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

There were no significant transfers into and out of Level 3 during the three months ended July 31, 2020, April 30, 2020 and October 31, 2019.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2019 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

20.	Corporate income taxes

Since 2016, the Bank has received reassessments totalling $807 million of tax and interest as a result of the Canada Revenue Agency denying the tax deductibility of certain Canadian dividends received during the 2011-2014 taxation years. In June 2020, the Bank received a reassessment for $216 million of tax and interest in respect of certain Canadian dividends received during the 2015 taxation year. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018. The Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigourously defend its position.

21.	Divestitures

Closed divestitures impacting the current period

Operations in British Virgin Islands

On May 31, 2020, the Bank completed the sale of its banking operations in the British Virgin Islands to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $631 million and $537 million, respectively, in relation to these operations have been derecognized on the date of close and a total gain of approximately $48 million after tax was recorded in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio this quarter by approximately two basis points.

Closed divestitures impacting the prior periods

Thanachart Bank, Thailand

On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions. As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB. The shares held by the Bank in TMB are classified as investment securities measured at fair value through profit or loss.

The carrying value of the Bank’s 49% interest in TBank of $3.6 billion was derecognized on the date of close and a net gain of approximately $426 million before tax ($414 million after tax) was recorded in Q1, 2020 under Non-interest income – Other and reported in the Other segment. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately 36 basis points in Q1, 2020.

As part of the overall transaction, the Bank retained a 49% interest in two TBank subsidiaries, which are classified as investment in associates and the Bank follows the equity method of accounting.

Pension fund operations in Colombia

On December 13, 2019, the Bank completed the sale of its 51% interest in AFP Colfondos to an affiliate of AFP Habitat, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $240 million and $53 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $112 million after tax and non-controlling interests was recorded in the Other segment. Losses of $64 million and $48 million were recorded in Q4, 2019 and in Q1, 2020, respectively.

In the Consolidated Statement of Shareholder’s Equity, a gain of $27 million after tax was reclassified from AOCI to retained earnings in Q1, 2020 related to investment securities designated as fair value through other comprehensive income, bringing the net impact of the divestiture to a net loss of $85 million.

Operations in Puerto Rico and the U.S. Virgin Islands

On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $4,800 million and $4,166 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $424 million after tax was recorded in the Other segment. Losses of $402 million and $22 million were recorded in Q3, 2019 and in Q1, 2020, respectively. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately seven basis points in Q1, 2020.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Insurance and banking operations in El Salvador

On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros to Imperia Intercontinental Inc, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,796 million and $2,481 million, respectively, in relation to these operations have been derecognized on the date of close and a total loss of approximately $164 million after tax was recorded in the Other segment. An after tax loss of $136 million was recorded in 2019. A further loss of $28 million was recorded in Q1, 2020. The transaction increased the Bank’s common equity Tier 1 (CET1) ratio by approximately four basis points in Q1, 2020.

Pension and insurance operations in the Dominican Republic

On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic to Grupo Rizek, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $111 million and $26 million, respectively, in relation to this business have been derecognized on the date of close and a net gain of approximately $273 million after tax was recorded in Q2, 2019 and reported in the Other segment.

Banking operations in the Caribbean

On October 31, 2019, the Bank completed the sale of its banking operations in seven non-core markets in the Caribbean (Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten, St. Vincent & the Grenadines) to Republic Financial Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

All assets and liabilities of approximately $2,086 million and $2,069 million, respectively, in relation to these operations have been derecognized on the date of close and a net gain of approximately $38 million after tax was recorded in Q4, 2019 and reported in the Other segment.

Divestiture announced that is expected to close in a future period

Operations in Belize

On June 22, 2020, the Bank announced the sale of its 100% interest in Scotiabank (Belize) Ltd., to Caribbean Investment Holdings Limited. The transaction is subject to regulatory approvals and customary closing conditions. This divestiture is not considered material to the Bank.

Metals business wind-down

In line with its strategy and as announced on April 28, 2020, the Bank has made the decision to wind-down the metals business. The Bank has recorded a loss in Q2, 2020 of approximately $40 million, primarily related to goodwill.

22.	Metals investigations

Scotiabank has entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against Scotiabank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s previously disclosed investigations into Scotiabank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the resolutions, the Bank agreed to make aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and to retain an independent compliance monitor. The Bank fully reserved for the payments in these Resolutions in prior quarters. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions.

Scotiabank Third Quarter Report 2020    89

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2020

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 7, 2020	January 29, 2020
April 7, 2020	April 28, 2020
July 7, 2020	July 29, 2020
October 6, 2020	October 28, 2020

Annual Meeting

The Annual Meeting for fiscal year 2020 is scheduled for April 13, 2021, in Toronto, Ontario, Canada.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 25, 2020, at 8:15 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 7923431# (please call shortly before 8:15 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 25, 2020, to September 24, 2020, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 5882858#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications:

Scotiabank

44 King Street West, Toronto, Ontario

Canada M5H 1H1

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

90    Scotiabank Third Quarter Report 2020

SHAREHOLDER INFORMATION

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021, U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Third Quarter Report 2020    91

The Bank of Nova Scotia is incorporated in Canada with limited liability.